Filed by FAST Acquisition Corp. II
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: FAST Acquisition Corp. II (File No. 001-40214)
Commission File No. for the Related Registration Statement: 333-269778

On September 5, 2023, FAST Acquisition Corp. II, a Delaware corporation (“FAST II”), mailed a notice to its stockholders of record as of August 21, 2023 of a special meeting to be held on September 26, 2023, to consider and vote on proposals related to that certain Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended by the First Amendment to the Merger Agreement, dated as of June 25, 2023, as further amended by the Second Amendment to the Merger Agreement, dated as of July 7, 2023, and as further amended by the Third Amendment to the Merger Agreement, dated as of September 1, 2023 (as the same may be further amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among FAST II, Falcon’s Beyond Global, LLC, a Florida limited liability company (the “Company”), Falcon’s Beyond Global, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Pubco”), and Palm Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Merger Sub”), pursuant to which (i) FAST II will merge with and into Pubco, with Pubco surviving the merger (the “SPAC Merger”), (ii) following the SPAC Merger, Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Acquisition Merger” and, together with the SPAC Merger, the “Business Combination”) and (iii) the direct interests in the Company will be held by Pubco and the holders of the limited liability company units of the Company (the “Company Units”) outstanding as of immediately prior to the Business Combination. The text of the notice of special meeting is below.

Additional Information About the Business Combination

In connection with the proposed Business Combination, Pubco filed a registration statement on Form S-4 (File No. 333-269778) (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of FAST II’s common stock in connection with FAST II’s solicitation of proxies for the vote by FAST II’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pubco to be issued in the Business Combination. The Registration Statement has not yet been declared effective by the SEC. This material is not a substitute for the definitive proxy statement/prospectus regarding the Business Combination. FAST II’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials will contain important information about the Merger Agreement, Pubco, FAST II and the other parties to the Merger Agreement, and the Business Combination. FAST II will mail a definitive proxy statement/ prospectus and other relevant documents to its stockholders of record as of August 21, 2023 when available. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attn: Corporate Secretary, (201) 956-1969.

Participants in the Solicitation

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in the Registration Statement, and is available free of charge from the sources indicated above.

Pubco, the Company and Merger Sub and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the Business Combination.

Information Concerning Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward looking statements for the purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular, (2) the outcome of any legal proceedings that may be instituted against FAST II, the Company or Pubco following the announcement of the Business Combination, (3) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the registration statement relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or the expected benefits of the Business Combination or that the approval of the requisite equity holders of FAST II is not obtained, (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Pubco’s securities, (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the Business Combination, (9) risks relating to the uncertainty of the projected financial information with respect to the Company, (10) risks related to the rollout of the Company’s business and the timing of expected business milestones, (11) the effects of competition on the Company’s business, (12) the risk that the Business Combination may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II, (14) the ability of FAST II, the Company or Pubco to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future, (15) and those factors discussed under the heading “Risk Factors” in FAST II’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 29, 2023, the Registration Statement, and other documents FAST II or Pubco has filed, or will file, with the SEC. FAST II cautions that the foregoing list of factors is not exclusive. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor the Company presently know, or that FAST II or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II’s and the Company’s expectations, plans, or forecasts of future events and views as of the date of this press release. FAST II and the Company anticipate that subsequent events and developments will cause FAST II’s and the Company’s assessments to change. However, while FAST II and the Company may elect to update these forward-looking statements at some point in the future, FAST II and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any vote in any jurisdiction in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such states or jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

FAST ACQUISITION CORP. II

109 Old Branchville Road
Ridgefield, CT 06877
(201) 956-1969

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON SEPTEMBER 26, 2023

TO THE STOCKHOLDERS OF FAST Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of FAST Acquisition Corp. II, a Delaware corporation (“FAST II”), will be held at 10:00 a.m. Eastern Time, on September 26, 2023, in virtual format (the “Special Meeting”). Stockholders may attend the Special Meeting by visiting https://www.cstproxy.com/fastacqii/sm2023 and entering the control number found on their proxy card, instruction form or notice.

The Special Meeting will be held for the following purposes:

(1)     The Business Combination Proposal — To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended by the First Amendment, dated as of June 25, 2023, as further amended by the Second Amendment to the Merger Agreement, dated as of July 7, 2023, and as further amended by the Third Amendment to the Merger Agreement, dated as of September 1, 2023 (as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among FAST II, Falcon’s Beyond Global, LLC, a Florida limited liability company (the “Company”), Falcon’s Beyond Global, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Pubco”), and Palm Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Merger Sub”), and the transactions contemplated by the Merger Agreement, pursuant to which (a) FAST II will merge with and into Pubco (the “SPAC Merger”), with Pubco surviving as the sole owner of Merger Sub, followed by a contribution by Pubco of all of its cash (except for cash required to pay certain transaction expenses) to Merger Sub to effectuate the “UP-C” structure; and (b) on the date immediately following the SPAC Merger, Merger Sub will merge with and into the Company (the “Acquisition Merger,” and collectively with the SPAC Merger, the “Business Combination” and such proposal, the “Business Combination Proposal”), with the Company as the surviving entity of such merger. A composite copy of the Merger Agreement is attached to this notice as Annex A;

(2)    The Pubco Organizational Documents Advisory Proposals — To consider and vote upon, on a non-binding advisory basis, the following proposals to approve the material differences between FAST II’s certificate of incorporation and bylaws and the certificate of incorporation and bylaws of Pubco to be adopted by Pubco in connection with the SPAC Merger (the “Pubco Organizational Documents Advisory Proposals”):

(A)    Authorized Capital Stock — To approve authorized capital stock of Pubco of 500,000,000 shares of Pubco Class A Common Stock, par value $0.0001 per share, 150,000,000 shares of Pubco Class B Common Stock, par value $0.0001 per share and 30,000,000 shares of preferred stock;

(B)    Removal of Directors — To approve a provision that any or all of the directors of Pubco may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a 66 2/3% of the voting power of all then-outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors, voting together as a single class;

(C)    DGCL 203 Opt Out and Replacement — To approve a provision that Pubco will not be governed by Section 203 of the Delaware General Corporation Law, and instead, includes a provision that is substantially similar to Section 203, but excludes certain parties from the definition of “interested stockholder;”

(D)    Stockholder Action by Written Consent — To approve a provision that any action required or permitted to be taken by the stockholders of Pubco must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, provided that for so long as holders of Pubco Class B Common Stock own a majority of the total voting power of stock entitled to vote generally in election of directors, any action required or permitted to be taken by stockholders may be taken by written consent in lieu of a meeting;

(E)    Special Meetings of Stockholders — To approve a provision that special meetings of Pubco stockholders may be called only by or at the direction of Pubco’s board of directors (the “Pubco Board”), the chairperson of the Pubco Board or the Chief Executive Officer of Pubco and may not be called by any stockholder, provided that for so long as the holders of Pubco Class B Common Stock own a majority of the total voting power of stock entitled to vote generally in election of directors, special meetings may be called by or at the request of stockholders collectively holding a majority of the total voting power of stock entitled to vote generally in the election of directors;

(F)    Amendment of the Charter — To approve a provision that amendment of the certificate of incorporation of Pubco generally requires the approval of the Pubco Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class, with the exception of certain provisions that would require the affirmative vote of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the company entitled to vote thereon, voting as a single class;

(G)    Amendment of the Bylaws — To approve a provision expressly authorizing the Pubco Board to make, alter, amend or repeal the bylaws of Pubco (the “Pubco Bylaws”) by an affirmative vote of a majority of the Pubco Board. The Pubco Bylaws may also be adopted, amended, altered or repealed by the Pubco stockholders representing at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors; and

(H)    Provisions Related to Status as Blank Check Company — To approve the exclusion of certain provisions applicable only to blank check companies; and

(3)    The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal and the Pubco Organizational Documents Advisory Proposals (the “Adjournment Proposal” and, together with the Business Combination Proposal and the Pubco Organizational Documents Advisory Proposals, each, a “Proposal” and collectively, the “Proposals”).

Only holders of record of common stock of FAST II at the close of business on August 21, 2023 (the “FAST II Record Date”) are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

Pursuant to FAST II’s certificate of incorporation (the “FAST II Charter”), FAST II will provide holders of its Class A Common Stock initially included as part of the units sold in FAST II’s initial public offering (the “Public Shares”) with the opportunity to redeem their shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust fund established by FAST II for the benefit of its stockholders with Continental Stock Transfer & Trust Company which holds the proceeds of FAST II’s initial public offering (the “Trust Fund”) as of two business days prior to the consummation of the first transactions contemplated by the Merger Agreement (including interest earned on the funds held in the Trust Fund and not previously released to FAST II to pay its taxes). For illustrative purposes, based on funds in the Trust Fund of approximately $75.4 million as of August 21, 2023, the FAST II Record Date, the estimated per share redemption price would have been approximately $10.57, including additional interest earned on the funds held in the Trust Fund and not previously released to FAST II to pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal, or do not vote at all, and even if they do not hold Public Shares on the FAST II Record Date. A holder of Public Shares, together with any affiliate of such holder or any other person with whom he, she, or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of FAST II. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of FAST II. FAST Sponsor II LLC, FAST II’s sponsor (the “Sponsor”), has entered into a letter agreement with FAST II pursuant to which the Sponsor has agreed to waive its redemption rights in connection with the consummation of the Business Combination with respect to any shares of common stock of FAST II it may hold. Currently, the Sponsor owns 43.8% of FAST II’s outstanding common stock, consisting of the Founder Shares. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

If you are a holder of Public Shares and wish to exercise your redemption rights, you must:

(i)     (a) hold Public Shares or, (b) if you hold Public Shares through ownership of units issued in the FAST II IPO (“FAST II Units”), elect to separate your FAST II Units into the underlying Public Shares and FAST II public warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”) in which you (a) request that FAST II redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)   deliver your certificates for Public Shares (if any) along with the redemption forms to Continental physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on September 22, 2023 (two business days before the scheduled vote at the Special Meeting) in order for their shares to be redeemed.

Holders may demand redemption by delivering their stock, either physically or electronically using DTC’s DWAC System, to FAST II’s transfer agent no later than the second business day preceding the vote on the Business Combination Proposal. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their shares.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with FAST II’s consent, until the closing of the Business Combination. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then FAST II’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Fund, as applicable. In such case, FAST II will promptly return any shares delivered by public stockholders.

The closing price of FAST II Class A Common Stock on August 21, 2023, the FAST II Record Date, was $10.58. The cash held in the Trust Fund on such date was approximately $75.4 million ($10.57 per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of FAST II Common Stock as they may receive higher proceeds from the sale of their FAST II Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FAST II cannot assure its stockholders that they will be able to sell their shares of FAST II Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of FAST II Common Stock for cash and will no longer own those shares.

After careful consideration, FAST II’s board of directors (the “FAST II Board”) has determined that the Business Combination Proposal, the Pubco Organizational Documents Advisory Proposals and the Adjournment Proposal are fair to and in the best interests of FAST II and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” each of the Pubco Organizational Documents Advisory Proposals, and “FOR” the Adjournment Proposal, if presented.

The existence of financial and personal interests of FAST II’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is in the best interests of FAST II and its stockholders and what he or she may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and FAST II’s Directors and Executive Officers in the Business Combination” in the proxy statement/prospectus when it becomes available for a further discussion.

The Sponsor has agreed to vote all shares of common stock of FAST II owned by it in favor of the Business Combination Proposal presented at the Special Meeting.

Although the FAST II Charter requires only the affirmative vote of a majority of the shares of FAST II Common Stock that are voted at a stockholder meeting to approve an initial business combination, because the Business Combination with Falcon’s Beyond Global, LLC is structured to include a merger where FAST II is a constituent corporation in the merger, the DGCL requires that the Business Combination be approved by the affirmative vote of the holders of a majority of outstanding shares of FAST II Common Stock as of the FAST II Record Date, voting as a single class. Accordingly, in addition to the shares held by the Sponsor, FAST II would need 788,544 Public Shares, or approximately 11.1% of the 7,135,509 shares of FAST II Class A Common Stock that remain outstanding, to be voted in favor of the Business Combination Proposal in order for it to be approved. The approval of each of the Pubco Organizational Documents Advisory Proposals and the Adjournment Proposal, if presented, requires the affirmative vote of a majority of the votes cast by the holders of shares of FAST II’s common stock, present in person (which includes presence at a virtual meeting) or represented by proxy, voting as a single class.

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal at the Special Meeting, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on any of the Pubco Organizational Documents Advisory Proposals or the Adjournment Proposal. If the Business Combination Proposal is not approved, the Pubco Organizational Documents Advisory Proposals will not be presented to the stockholders for a vote. All FAST II stockholders are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible after it is available. If you are a stockholder of record holding common stock of FAST II, you may also cast your vote in person (which includes presence at a virtual meeting) at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person (which includes presence at a virtual meeting), obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, your failure to vote by proxy or to vote in person at the Special Meeting, or an abstention (if a valid quorum is established for the meeting), will have the same effect as a vote “AGAINST” the Business Combination Proposal. If you do not vote or do not instruct your broker or bank how to vote, your failure to vote will have no effect on the vote count for the Pubco Organizational Documents Advisory Proposals or the Adjournment Proposal, if presented, at the Special Meeting.

If you have any questions or need assistance, please call our proxy solicitor, Morrow Sodali LLC:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: FZT.info@investor.morrowsodali.com

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors
/s/ Sandy Beall
Sandy Beall
Chief Executive Officer and Director

September 5, 2023

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION
AND WHERE TO FIND IT

In connection with the proposed Business Combination, Falcon’s Beyond Global, Inc. (“Pubco”) filed a registration statement on Form S-4 (File No. 333-269778) (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the common stock of FAST Acquisition Corp. II (“FAST II”) in connection with FAST II’s solicitation of proxies for the vote by FAST II’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pubco to be issued in the Business Combination. The Registration Statement has not yet been declared effective by the SEC. This material is not a substitute for the definitive proxy statement/prospectus regarding the Business Combination. FAST II’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials will contain important information about the Merger Agreement, Pubco, FAST II and the other parties to the Merger Agreement, and the Business Combination. FAST II will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders of record as of August 21, 2023 when available. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attn: Corporate Secretary, (201) 956-1969.

PARTICIPANTS IN THE SOLICITATION

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in the Registration Statement, and is available free of charge from the sources indicated above.

Pubco, Falcon’s Beyond Global, LLC (the “Company”) and Palm Merger Sub, LLC (“Merger Sub”) and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the Business Combination.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This communication includes certain statements that are not historical facts but are forward looking statements for the purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular, (2) the outcome of any legal proceedings that may be instituted against FAST II, the Company or Pubco following the announcement of the Business Combination, (3) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the registration statement relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or the expected benefits of the Business Combination or that the approval of the requisite equity holders of FAST II is not obtained, (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Pubco’s securities, (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the Business Combination, (9) risks relating to the uncertainty of the projected financial information with respect to the Company, (10) risks related to the rollout of the Company’s business and the timing of expected business milestones, (11) the effects of competition on the Company’s business, (12) the risk that the Business Combination may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II, (14) the ability of FAST II, the Company or Pubco to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future, (15) and those factors discussed under the heading “Risk Factors” in FAST II’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 29, 2023, the Registration Statement, and other documents FAST II or Pubco has filed, or will file, with the SEC. FAST II cautions that the foregoing list of factors is not exclusive. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor the Company presently know, or that FAST II or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II’s and the Company’s expectations, plans, or forecasts of future events and views as of the date of this press release. FAST II and the Company anticipate that subsequent events and developments will cause FAST II’s and the Company’s assessments to change. However, while FAST II and the Company may elect to update these forward-looking statements at some point in the future, FAST II and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

NO OFFER OR SOLICITATION

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any vote in any jurisdiction in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such states or jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Annex A

Composite Amended and Restated Agreement and Plan of Merger

Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended June 25, 2023, July 7, 2023 and September 1, 2023, by and among FAST Acquisition Corp. II, a Delaware corporation, Falcon’s Beyond Global, LLC, a Florida limited liability company, Falcon’s Beyond Global, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Palm Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (composite copy incorporating the Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended by the First Amendment to the Amended and Restated Agreement and Plan of Merger, dated as of June 25, 2023, as further amended by the Second Amendment to the Amended and Restated Agreement and Plan of Merger, dated as of July 7, 2023, and as further amended by the Third Amendment to the Amended and Restated Agreement and Plan of Merger, dated as of September 1, 2023).

Each reference in the Amended and Restated Agreement and Plan of Merger to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference to the Agreement and Plan of Merger in any other agreements, documents, or instruments executed and delivered pursuant to, or in connection with, the Amended and Restated Agreement and Plan of Merger and Ancillary Agreements, will mean and be a reference to the Amended and Restated Agreement and Plan of Merger, as amended by the First Amendment to the Amended and Restated Agreement and Plan of Merger, as further amended by the Second Amendment to the Amended and Restated Agreement and Plan of Merger, and as further amended by the Third Amendment to the Amended and Restated Agreement and Plan of Merger.

Amended and Restated
Agreement and Plan of Merger

between

FAST ACQUISITION CORP. II,

FALCON’S BEYOND GLOBAL LLC,

FALCON’S BEYOND GLOBAL, INC.

and

PALM MERGER SUB, LLC

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Annex A-ii

Annex A-iii

Annex A-iv

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This Amended and Restated Agreement and Plan of Merger (this “Agreement”), dated as of January 31, 2023 (the “Amendment Date”), as amended by Amendment No. 1 dated June 25, 2023, Amendment No. 2 dated July 7, 2023, and Amendment No. 3 dated September 1, 2023, as the same may be further amended from time to time, is entered into by and among Fast Acquisition Corp. II, a Delaware corporation (“SPAC”), Falcon’s Beyond Global, LLC, a Florida limited liability company (the “Company”), Falcon’s Beyond Global, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, which was formerly known as Palm Holdco, Inc. (“Pubco”), and Palm Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Merger Sub”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, SPAC is a blank check company incorporated to acquire one or more operating businesses through a Business Combination and Merger Sub was formed for the sole purpose of merging with and into an operating business as part of a Business Combination;

WHEREAS, on July 11, 2022 (the “Original Effective Date”), SPAC, the Company, Pubco and Merger Sub entered into that certain Agreement and Plan of Merger, dated as of July 11, 2022 (the “Original Merger Agreement”);

WHEREAS, on September 13, 2022, SPAC, the Company, Pubco and Merger Sub entered into Amendment No. 1 to Agreement and Plan of Merger (the “First Amendment,” and the Original Merger Agreement as amended by the First Amendment, the “Amended Original Merger Agreement”);

WHEREAS, the parties now desire to amend and restate the Amended Original Merger Agreement in its entirety to read as set forth herein;

WHEREAS, subject to the terms and conditions hereof and in accordance with the Delaware General Corporation Law (“DGCL”) and the Delaware Limited Liability Company Act (“DLLCA”), the parties will complete a business combination transaction pursuant to which (i) on the SPAC Merger Closing Date, SPAC will merge with and into Pubco (the “SPAC Merger”), with Pubco surviving as the sole owner of Merger Sub (Pubco, in its capacity as the surviving corporation of the SPAC Merger, is sometimes referred to herein as the “Surviving Corporation”), (ii) immediately prior to the Acquisition Merger Closing, the Surviving Corporation shall make the Closing Cash Contribution to Merger Sub, and (iii) on the Acquisition Merger Closing Date, Merger Sub will merge with and into the Company (the “Acquisition Merger” and, collectively with the SPAC Merger, the “Mergers”), with the Company as the surviving entity of such merger (the Company, in its capacity as the surviving entity of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Company”);

WHEREAS, the respective boards of directors or similar governing bodies of each of SPAC, Pubco, the Company and Merger Sub have each approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL or DLLCA, as applicable;

WHEREAS, on the Original Effective Date, in connection with the Transactions, the Company and Infinite Acquisitions LLLP, which was formerly known as Katmandu Collections, LLLP (“Katmandu”), entered into a subscription agreement, dated as of the Original Effective Date (the “Company Financing Agreement”), in substantially the form set forth on Exhibit A, for a private placement of Company Units (the “Private Placement Investment”) in exchange for a contribution of $60,000,000 (the “Private Placement Investment Amount”), such private placement to be consummated in one or more closings prior to the consummation of the Acquisition Merger;

WHEREAS, contemporaneously with the execution and delivery of the Original Merger Agreement, in connection with the Transactions, FAST Sponsor II LLC, a Delaware limited company (“Sponsor”), entered into that certain Sponsor Support Agreement, dated as of the Original Effective Date (the “Original Sponsor Agreement”) with SPAC, the Company and Pubco;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Sponsor, SPAC, the Company and Pubco amended and restated the Original Sponsor Agreement by entering into that certain Amended and Restated Sponsor Support Agreement, dated as of the Amendment Date (as amended and restated, the “Sponsor Agreement”), in the form set forth on Exhibit B, pursuant to which, among other things, Sponsor agreed, in each

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case on the terms and conditions set forth therein, (i) to exchange its shares of SPAC Class B Common Stock for shares of SPAC Class A Common Stock in accordance with SPAC’s amended and restated certificate of incorporation and subject to the terms and subject to the conditions set forth in the Sponsor Agreement (the “Class B Exchange” and such shares, the “Sponsor Shares”) such that, prior to the SPAC Merger Effective Time, there shall cease to be outstanding any shares of SPAC Class B Common Stock, (ii) to forfeit the Sponsor Redemption Forfeited Shares, if any (the “Sponsor Redemption Forfeiture”) and the Additional Incentive Forfeited Shares (the “Additional Incentive Forfeiture”), (iii) to forfeit, if and only if the SPAC Capital Received is less than $50,000,000, the Sponsor Redemption Forfeited Warrants (the “Sponsor Warrant Forfeiture”) and (iv) to support the Warrant Agreement Amendment;

WHEREAS, contemporaneously with the execution and delivery of the Original Merger Agreement, in connection with the Transactions, the Company Members entered into that certain Company Member Support Agreement, dated as of the Original Effective Date (the “Original Support Agreement”), with the Company, Pubco and SPAC;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company Members, the Company, Pubco and SPAC amended and restated the Original Support Agreement by entering into that certain Amended and Restated Company Member Support Agreement, dated as of the Amendment Date (as amended and restated, the “Support Agreement”), in the form set forth on Exhibit C, pursuant to which, among other things, the Company Members agreed to vote their Company Units in favor of the adoption of this Agreement and the Transactions, in each case on the terms and conditions set forth therein;

WHEREAS, contemporaneously with the execution and delivery of the Original Merger Agreement, in connection with the Transactions, the Company Members entered into that certain lockup agreement, dated as of the Original Effective Date (the “Company Member Lockup Agreement”), with the Company, Pubco and SPAC, in the form set forth on Exhibit I, pursuant to which, among other things, the Company Members agreed to a lockup for certain of their New Company Units, on the terms and conditions set forth therein;

WHEREAS, contemporaneously with the execution and delivery of the Original Merger Agreement, in connection with the Transactions, Sponsor entered into that certain Sponsor Lockup Agreement, dated as of the Original Effective Date (the “Original Sponsor Lockup Agreement”), with the Company, Pubco and SPAC;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Sponsor, the Company, Pubco and SPAC amended and restated the Original Sponsor Lockup Agreement by entering into that certain Amended and Restated Sponsor Lockup Agreement, dated as of the Amendment Date (as amended and restated, the “Sponsor Lockup Agreement”), in the form set forth on Exhibit J, pursuant to which, among other things, Sponsor agreed to a lockup for their Pubco Common Stock and Pubco Warrants, on the terms and conditions set forth therein;

WHEREAS, pursuant to the SPAC Organizational Documents, SPAC shall provide an opportunity to its stockholders to have their SPAC Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement (including the Conversion), the SPAC Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of SPAC for the Business Combination (the “Offer”);

WHEREAS, in connection with the Acquisition Merger Closing, the Company shall amend and restate the Company Operating Agreement by adopting the A&R Operating Agreement to, among other things, permit the issuance and ownership of the New Company Units as contemplated to be issued and owned upon consummation of the Transactions, admit Pubco as the sole manager of the Company, otherwise amend and restate the rights and preferences of the Company Units and set forth the rights and preferences of the New Company Units, and establish the ownership of the New Company Units by the Persons indicated in the A&R Operating Agreement, in each case, as set forth in the A&R Operating Agreement;

WHEREAS, in connection with the Acquisition Merger Closing, (i) Pubco shall issue and deposit into escrow the Earnout Shares, and (ii) the Company shall issue and deposit into escrow the Earnout Units, with the Escrow Agent for release to the Earnout Participants upon the achievement (if applicable) of certain vesting conditions pursuant to the terms of the Escrow Agreement and this Agreement (the “Earnout”);

WHEREAS, at the Acquisition Merger Closing, the Pubco, the Company and the Company Members shall enter into a tax receivable agreement (the “Tax Receivable Agreement”) substantially in the form of Exhibit D attached hereto;

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WHEREAS, immediately prior to the SPAC Merger Closing, in connection with the Transactions, SPAC, Pubco, certain SPAC Stockholders and certain Company Unitholders who will receive Pubco Common Stock pursuant to Article III shall enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), substantially in the form set forth on Exhibit E to be effective upon the Acquisition Merger Closing;

WHEREAS, in connection with the SPAC Merger Closing, SPAC, Pubco and a warrant agent agreed upon in writing by SPAC and the Company (the “Warrant Agent”) will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assumption Agreement”) in such form as may be agreed between SPAC, Pubco, the Warrant Agent and the Company, to be effective upon the SPAC Merger Closing; and

WHEREAS, each of the parties intends that, for U.S. federal, and applicable state and local, income tax purposes, (i) this Agreement constitutes a “plan of reorganization” with respect to the SPAC Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) the Acquisition Merger is treated as a contribution of Closing Cash Contribution and, to the extent paid by Pubco, Outstanding Company Expenses by Pubco to the Company in exchange for New Company Units, Preferred Units and Warrant Units under Section 721 of the Code and applicable Treasury Regulations, and (iii) the SPAC Merger qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code and applicable Treasury Regulations to which SPAC and Pubco are parties within the meaning of Section 368(b) of the Code and applicable Treasury Regulations (each an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, SPAC, the Company, Pubco and Merger Sub agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.01        Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Merger Exchange Number” means the quotient of (a) the sum of (i) the Acquisition Merger Share Number and (ii) the Phantom Private Placement Investment Share Number divided by (b) the aggregate number of Company Units (including the Company Financing Units) outstanding as of immediately prior to the Acquisition Merger Effective Time but after giving effect to the Company Financing.

“Acquisition Merger Share Number” means 48,587,077.

“Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than SPAC or its Affiliates or in connection with the Private Placement Investment) relating to, in a single transaction or series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (b) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (c) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

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“Actual Fraud” means common law fraud that involves a knowing and intentional misrepresentation in the representations and warranties set forth in Article IV (in the case of a misrepresentation by the Company) or Article V (in the case of a misrepresentation by SPAC) with the intent that the SPAC or the Company, as applicable, rely thereon, and for the avoidance of doubt, does not include constructive fraud or other claims based on constructive knowledge, negligent misrepresentation or similar theories that do not constitute common law fraud under Delaware law.

“Additional Company Financing Unit Consideration” means (a) a number of shares of Pubco Class B Common Stock and (b) a number of New Company Units, in each case of the foregoing clauses (a) and (b), that is equal to the Additional Consideration Number.

“Additional Consideration Number” means a number equal to (a) the lesser of (i) 1,111,684 and (ii) the maximum number of shares of Pubco Class A Common Stock that can be issued in connection with the Transactions without triggering the application of Section 4.4 of the Warrant Agreement divided by (b) the sum of (i) the aggregate number of shares of Pubco Class A Common Stock outstanding as of immediately following the Acquisition Merger Closing after giving effect to the redemption of any shares of SPAC Common Stock in connection with the Offer and the Conversion (but before the issuance of any Additional SPAC Share Consideration and excluding any Pubco Class A Common Stock issued in exchange for SPAC Class A Common Stock converted from SPAC Class B Common Stock pursuant to the Class B Exchange) and (ii) the Phantom Private Placement Investment Share Number.

“Additional Incentive Forfeited Shares” means 1,111,684 shares of SPAC Class A Common Stock converted from SPAC Class B Common Stock pursuant to the Class B Exchange.

“Additional SPAC Share Consideration” means a number of shares of Pubco Class A Common Stock equal to the Additional Consideration Number.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Ancillary Agreements” means the Escrow Agreement, the Company Financing Agreement, the Company Member Lockup Agreement, the Sponsor Lockup Agreement, the Registration Rights Agreement, the A&R Operating Agreement, the Sponsor Agreement, the Support Agreement, the Tax Receivable Agreement, the Warrant Assumption Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Merger Sub, the Company or Pubco in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Money Laundering Laws” means all applicable Laws relating to the prevention of money laundering and terrorist financing, including, without limitation, 18 U.S.C. §§ 1956 and 1957 and the Bank Secrecy Act and its implementing regulations, 31 C.F.R. Chapter X, as amended.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approved Exchange” means NYSE (including NYSE American) or Nasdaq (including Nasdaq Capital Market).

“Business Combination” has the meaning ascribed to such term in the SPAC Organizational Documents.

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“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close; provided that commercial banks shall not be deemed to be authorized or required by Law to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act, Pub. L. 116–136 (116th Cong.) (Mar. 27, 2020), and any amendment thereof, successor law, or executive order, executive memo, administrative or other guidance or legislation published with respect thereto by any Governmental Authority.

“Closing Surviving Corporation Cash” means, without duplication, an amount equal to, as of immediately prior to the Acquisition Merger Effective Time and after the SPAC Merger Effective Time: (a) the funds contained in the Trust Account; minus (b) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of SPAC Common Stock pursuant to the Offer (to the extent not already paid as of immediately prior to the Acquisition Merger Effective Time); plus (c) the Gross Company Financing Proceeds actually received by the Company at or prior to the Acquisition Merger Closing; plus (d) the proceeds from any Alternative Financing actually received by SPAC or the Surviving Corporation at or prior to the Acquisition Merger Closing. For the avoidance of doubt, Closing Surviving Corporation Cash shall be calculated before giving effect to amounts payable as Outstanding Company Expenses or Outstanding SPAC Expenses and the Closing Cash Contribution.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Board” means the board of managers of the Company.

“Company Financing Units” mean the Company Units issued in connection with the consummation of the Company Financing.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used or held for use in or necessary for the business of the Company and its Subsidiaries, as currently conducted.

“Company Members” means the persons listed at Schedule 1.01(a).

“Company Operating Agreement” means the Operating Agreement of the Company, entered into on April 30, 2021, as in effect on the Original Effective Date or thereafter amended in accordance with Section 6.01.

“Company Organizational Documents” means the articles of organization and operating agreement of the Company and any charter, bylaws, memorandum of articles, and equivalent organizational and governance agreements of any Subsidiary of the Company, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Company, Pubco and Merger Sub Representations” means the representations and warranties of each of the Company and Pubco expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company, Pubco and Merger Sub Representations are solely made by the Company, Pubco and Merger Sub.

“Company Requisite Approval” means the affirmative vote of a majority of the managers of the Company and all of the members of the Company.

“Company Unitholder” means the holder of a Company Unit.

“Company Units” means the limited liability company units of the Company.

“Confidentiality Agreement” means that certain letter agreement, dated as of February 25, 2022, between SPAC and the Company.

“Consent Solicitation Statement” means the consent solicitation statement with respect to the solicitation by the Company of the Company Requisite Approval.

“Contracts” means any written or oral legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Company Benefit Plans).

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“Conversion” means the automatic exchange in the SPAC Merger of one share of SPAC Class A Common Stock held by an Eligible Holder (other than any share of SPAC Class A Common Stock converted from SPAC Class B Common Stock pursuant to the Class B Exchange) into 0.5 shares of Pubco Class A Common Stock and 0.5 shares of Pubco Preferred Stock.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to coronavirus (COVID-19) pandemic, including the CARES Act.

“Earnout Participants” means Jefferies, Sponsor and holders of Company Units immediately prior to the Acquisition Merger Effective Time (but not including holders of Company Financing Units in their capacity as holders of Company Financing Units), each of which is listed on Schedule 1.01(d).

“Earnout Period” means the period starting at 12:01 a.m. New York City time on the one (1) year anniversary of the Acquisition Merger Closing Date and ending at the Earnout Period End Date.

“Earnout Period End Date” means 11:59 pm New York City time on the six (6) year anniversary of the Acquisition Merger Closing Date.

“Earnout Pro Rata Portion” means, for each Earnout Participant, the percentage listed for such Earnout Participant on Schedule 1.01(d).

“Earnout Triggering Event” means Earnout Triggering Event I, Earnout Triggering Event II or Earnout Triggering Event III.

“Earnout Triggering Event I” means (a) the first date during the Earnout Period on which the Pubco Common Share Price is equal to or greater than $20.00 or (b) if prior to the Earnout Period End Date Pubco consummates a transaction (not including the Transactions) which results in the stockholders of Pubco having the right to exchange their shares of Pubco Class A Common Stock for cash, securities and/or other property having an aggregate value equaling or exceeding $20.00 per share (as determined (x) assuming the vesting of the Earnout Shares that are eligible to vest upon the achievement of the Earnout Triggering Event I and (y) for any non-cash proceeds, based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by the Pubco Board).

“Earnout Triggering Event II” means (a) the first date during the Earnout Period on which the Pubco Common Share Price is equal to or greater than $25.00 or (b) if prior to the Earnout Period End Date Pubco consummates a transaction (not including the Transactions) which results in the stockholders of Pubco having the right to exchange their shares of Pubco Class A Common Stock for cash, securities and/or other property having an aggregate value equaling or exceeding $25.00 per share (as determined (x) assuming the vesting of the Earnout Shares that are eligible to vest upon the achievement of the Earnout Triggering Event II and (y) for any non-cash proceeds, based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by the Pubco Board).

“Earnout Triggering Event III” means (a) the first date during the Earnout Period on which the Pubco Common Share Price is equal to or greater than $30.00 or (b) if prior to the Earnout Period End Date Pubco consummates a transaction (not including the Transactions) which results in the stockholders of Pubco having the right to exchange their shares of Pubco Class A Common Stock for cash, securities and/or other property having an aggregate value equaling or exceeding $30.00 per share (as determined (x) assuming the vesting of the Earnout Shares that are eligible to vest upon the achievement of the Earnout Triggering Event III and (y) for any non-cash proceeds, based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by the Pubco Board).

“Eligible Holder” means each holder of record of shares of SPAC Class A Common Stock (excluding any SPAC Class A Common Stock converted from SPAC Class B Common Stock pursuant to the Class B Exchange).

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources and endangered and threatened species), human health and safety (to the extent relating to exposure to Hazardous Materials), or the use, generation, storage, emission, transportation, disposal

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or Release of or exposure to Hazardous Materials. The term “Environmental Laws” also includes, but is not limited to, any applicable Law that: (a) conditions transfer of property upon a negative declaration or other approval of a Governmental Authority of the environmental condition of the property; (b) requires notification or disclosure of Releases of Hazardous Materials or other environmental condition of any property to any Governmental Authority or other Person, whether or not in connection with any transfer of title to or interest in such property; (c) imposes conditions or requirements in connection with Permits issued under Environmental Laws to the Company or any of its Subsidiaries; or (d) relates to wrongful death, personal injury, or property or other damage in connection with any environmental condition of any property.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer or import controls (including without limitation, the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import laws administered by U.S. Customs and Border Protection).

“Exchange Act” means the Securities Exchange Act of 1934.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory, taxing or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Gross Company Financing Proceeds” means the aggregate amount of proceeds received by the Company (before taking into account any transaction expenses) after the Original Effective Date and at or prior to the Acquisition Merger Closing pursuant to one or more subscription agreements (including the Company Financing Agreement and any agreements entered into pursuant to Section 6.01(b)(iii)(A)) relating to the sale of Company Units (“Company Financing”), it being understood that, unless otherwise prohibited by this Agreement, such subscription agreement(s) may be entered into with any Company Unitholder or its Affiliate.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including, but not limited to, petroleum (and products derivative thereof), petroleum by-products, any form of natural gas, radon, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, flammable or explosive substances, radioactive materials or wastes, lead or lead-containing materials, toxic mold or pesticides, or other materials that are regulated by, or may form the basis of liability under, Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services other than in the ordinary course of business consistent with past practice, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case only to the extent drawn), (e) payment obligations of a third party (other than a wholly-owned Subsidiary of the Company) secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases that are required

Annex A-7

to be capitalized in accordance with GAAP, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements (other than those entered into in the ordinary course of business consistent with past practice) in favor of a third party (other than a wholly-owned Subsidiary of the Company) with respect to any amounts of a type described in clauses (a) through (g) above, and (i) with respect to each of the foregoing, any unpaid interest or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not more than ninety (90) days past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Intellectual Property” means all intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (a) patents, patent applications, rights in patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, revisions, extensions, reexaminations and interferences thereof); (b) trademarks, service marks, trade dress, and other source indicators, and analogous rights in trade names, taglines, slogans, social media identifiers (such as a Twitter® handle) and related social media accounts, brand names, logos and corporate names, and registrations and applications to register any of the foregoing, together with all goodwill related thereto; (c) published and unpublished works of authorship and copyrights, applications for copyright registration, mask work rights and any other equivalent rights in works of and any other related rights of authors; (d) internet domain names, internet addresses and other computer identifiers; (e) trade secret rights, and analogous rights in know-how, ideas, methods, methodologies, formulae, processes, technology, inventions, processes, procedures, databases and database compilations, including any and all data and collections of data, whether machine readable or otherwise, confidential business information, customer lists and other proprietary information (collectively, “Trade Secrets”); (f) intellectual property rights in software (including object code, source code, or other form); (g) moral rights (and waivers or agreements not to enforce moral rights) and publicity rights; and (h) all other intellectual property or proprietary rights, remedies and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including rights to recover for past, present and future violations thereof.

“Intervening Event” means any Effect that first becomes known to any officer or director of SPAC after the Original Effective Date that materially affects the business, assets, results of operations or condition of the business of the Company and its Subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to SPAC as of the Original Effective Date, but specifically excluding any Effect solely to the extent that such Effect is excluded from the determination of a “Material Adverse Effect” pursuant to the definition thereof.

“IT Systems” means all computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third-party software or systems) owned, licensed, or leased by the Company or any of its Subsidiaries and used in the operation of the business.

“Jefferies” means Jefferies LLC.

“Joint Ventures” means the entities set forth on Schedule 1.01(b) and any other any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which the Company or a Subsidiary of the Company (besides a Joint Venture), owns or controls, individually or in combination with other Subsidiaries of the Company (besides other Joint Ventures), 50% of the securities or other interests having by their terms ordinary voting power to elect half of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which the Company or a Subsidiary of the Company (besides a Joint Venture) is, directly or indirectly, a co-managing member or co-general partner (but not a sole managing member or general partner).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, license, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for (a) any restrictions arising under any applicable Securities Laws, and (b) immaterial non-monetary easements, rights of way, covenants, encumbrances or restrictions that do not materially detract the value of the underlying asset or the use of the asset.

Annex A-8

“Material Adverse Effect” means any event, change, circumstance or development (“Effect”), individually or when aggregated with other Effects, that has had or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately adversely affects the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the industries in which the Company and its Subsidiaries operate, in which case solely the incremental disproportionate adverse effects may be taken into account): (a) any change or development in applicable Laws or GAAP or any official or judicial interpretation thereof, it being understood that for purposes of Section 9.02(d) such change or development shall be those first announced after the Original Effective Date, (b) any change or development in interest rates, supply chain or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which the Company or its Subsidiaries operate, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of actions required by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of this Agreement or the taking of any action expressly required, or failure to take action, expressly prohibited, by this Agreement, (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event, (g) any regional, national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or its Subsidiaries operate, including civil unrest, the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking), including upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, or (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect).

“Maximum Jefferies Earnout” means (a) 1,600,000 if SPAC Capital Received is at least $50,000,000 or (b) 800,000 if SPAC Capital Received is less than $50,000,000.

“Maximum Seller Earnout” means 80,000,000 minus the sum of (a) the Maximum Sponsor Earnout and (b) the Maximum Jefferies Earnout.

“Maximum Sponsor Earnout” means the lesser of (a) (i) 1,600,000 if SPAC Capital Received is at least $50,000,000 or (ii) 1,200,000 if SPAC Capital Received is less than $50,000,000 and (b) 5,558,422 minus the sum of (A) the number of Sponsor Retained Shares and (B) the number of Sponsor Minimum Guarantee Shares, if any.

“Merger Sub Organizational Documents” means the articles of organization and bylaws of Merger Sub, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Nasdaq” means the Nasdaq Stock Market.

“New Company Units” means units of the Company which will be set forth in the A&R Operating Agreement.

“NYSE” means New York Stock Exchange.

“OFAC” means the United States Department of the Treasury’s Office of Foreign Assets Control.

Annex A-9

“Open Source Materials” means any software licensed and distributed under a license listed by the Open Source Initiative as an approved license at https://opensource.org/licenses/alphabetical and that satisfies the “Open Source Definition” provided by the Open Source Initiative at https://opensource.org/osd as of the Original Effective Date, or a license listed by the Free Software Foundation as a free software license at https://www.gnu.org/licenses/license-list.html#SoftwareLicenses and that satisfies the “Free Software Definition” provided by the Free Software Foundation at https://www.gnu.org/philosophy/free-sw.en.html as of the Original Effective Date.

“Owned Intellectual Property” means all Intellectual Property owned or purported by the Company to be owned by the Company or any of its Subsidiaries.

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, as amended by Title XI of the Bipartisan Budget Act of 2015, together with any guidance issued thereunder or successor provisions thereof.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Per Unit Consideration” means (a) a number of shares of Pubco Class B Common Stock and (b) a number of New Company Units, in each case of the foregoing clauses (a) and (b), that is equal to the Acquisition Merger Exchange Number.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, franchises, grants, easements, variances, exceptions, waivers, orders and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (i) that relate to amounts not yet due and payable or (ii) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes (i) not yet delinquent or (ii) which are being contested in good faith through appropriate Actions, and in each case for which appropriate reserves have been established in accordance with GAAP, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way and other similar non-monetary matters of record or Liens that would be disclosed by an accurate survey or inspection of the real property that do not, individually or in the aggregate, materially interfere with the present use or occupancy of such real property, (e) landlords’ Liens on any Leased Real Property or benefiting or created by any superior estate, right or interest of landlord in the Leased Real Property that do not, individually or in the aggregate, materially interfere with the present use or occupancy of such real property, (f) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (g) any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities that do not, individually or in the aggregate, materially interfere with the present operations of the Company and its Subsidiaries, taken as a whole, (h) statutory Liens for amounts that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, in each case only to the extent appropriate reserves have been established in accordance with GAAP, and (i) Liens described on Schedule 1.01(c).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means any information that is defined as “personal information,” “personally identifiable information,” “personal data” or similar terms under any applicable Privacy Law.

“Phantom Private Placement Investment Share Number” means the quotient of (a) the Gross Company Financing Proceeds divided by (b) $10.00.

“Pre-Approved Financing Arrangements” mean the arrangements listed on Schedule 1.01(g).

“Preferred Unit” has the meaning ascribed thereto in the A&R Operating Agreement.

“Privacy Laws” means any and all applicable Laws relating to data privacy, data protection, or data security with respect to the collection, use, processing, storage, safeguarding and security (both technical and physical) of Personal Information, including, but not limited to, the Federal Trade Commission Act, the Controlling the Assault of

Annex A-10

Non-Solicited Pornography and Marketing Act, the United Kingdom General Data Protection Regulation, the General Data Protection Regulation, and the California Consumer Privacy Act, in each case to the extent applicable to the Company or its Subsidiaries.

“Proxy Statement” means the proxy statement filed by SPAC as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from SPAC Stockholders to approve the Proposals (which shall also provide the SPAC Stockholders with the opportunity to redeem their shares of SPAC Common Stock in conjunction with a stockholder vote on the Business Combination).

“Pubco Certificate of Designation” means the Pubco Certificate of Designation of 8% Series A Cumulative Convertible Preferred Stock, substantially in the form set forth on Exhibit K.

“Pubco Class A Common Stock” means the shares of Class A common stock of Pubco, par value $0.0001 per share.

“Pubco Class B Common Stock” means the shares of Class B common stock of Pubco, par value $0.0001 per share, which will be created upon effectiveness of the Pubco Delaware Charter (which such shares shall have no economic terms but will carry the same voting rights as shares of Pubco Class A Common Stock).

“Pubco Common Share Price” means the share price equal to the volume weighted average closing sale price of one share of Pubco Class A Common Stock as reported on an Approved Exchange (or the exchange on which the shares of Pubco Class A Common Stock are then listed) for a period of at least twenty (20) trading days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Pubco Class A Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Pubco Class A Common Stock, as determined by the Pubco Board (or a committee thereof) in good faith.

“Pubco Common Stock” means Pubco Class A Common Stock and Pubco Class B Common Stock.

“Pubco EBITDA” means net income before interest expense, tax expense, depreciation and amortization, each of Pubco determined in accordance with GAAP, subject to the adjustments set forth on Schedule 1.01(h); provided that Pubco’s indirect share of any net income, interest expense, tax expense, depreciation and amortization of any unconsolidated joint ventures shall also be included.

“Pubco Organizational Documents” means the certificate of incorporation and bylaws of Pubco, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Pubco Preferred Stock” means the Series A Preferred Stock of Pubco having such rights, powers, preferences and privileges as set forth in the Pubco Certificate of Designation.

“Pubco Revenue” means the gross revenue of Pubco determined in accordance with GAAP; provided that Pubco’s indirect share of any revenue of any unconsolidated joint ventures shall also be included.

“Quarterly Earnout Number” means (a) for the purposes of the first, second and third quarters of 2024, 2,500,000 and (b) for the purposes of the fourth quarter of 2024, 1,250,000.

“Redeeming Stockholder” means a SPAC Stockholder who demands that SPAC redeem its SPAC Common Stock for cash in connection with the transactions contemplated hereby (including the Extension Proposal) and in accordance with the SPAC Organizational Documents.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, pumping, pouring, emitting, escaping, emptying, seeping, placing, or migration into or upon any land or water or air, or otherwise entering into the environment.

“Representative” means, as to any Person, any of the representatives, advisors, officers, directors, agents, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

Annex A-11

“Sanctioned Person” means at the applicable time any Person: (a) listed on any Sanctions-related list of designated or blocked persons (including, but not limited to, the Specially Designated Nationals and Blocked Persons List maintained by OFAC and the Denied Persons and Entity Lists maintained by the United States Department of Commerce’s Bureau of Industry and Security); (b) a Governmental Authority of, ordinarily resident in, or organized under the laws of a country or territory that is the target of comprehensive Sanctions from time to time (as of the Original Effective Date, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine); or (c) owned 50% or more by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including without limitation OFAC), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury. “Schedules” means sections of the disclosure letter of the Company and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Security Incident” means any unauthorized or unlawful access, exfiltration, manipulation, loss, use, or disclosure that compromises the confidentiality, integrity, availability or security of Personal Information or that triggers any reporting requirement under any Privacy Law or contractual provision, including any ransomware or denial of service attacks that prevent or materially degrade access to Personal Information.

“SPAC Board” means the board of directors of SPAC.

“SPAC Capital Received” means, without duplication, an amount equal to, as of immediately prior to the Acquisition Merger Effective Time and after the SPAC Merger Effective Time: (a) the funds then contained in the Trust Account; minus (b) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of SPAC Common Stock pursuant to the Offer (to the extent not already paid as of immediately prior to the Acquisition Merger Effective Time); plus (c) the Gross Company Financing Proceeds actually received by the Company at or prior to the Acquisition Merger Closing; plus (d) the proceeds from any Alternative Financing actually received by SPAC or the Surviving Corporation at or prior to the Acquisition Merger Closing; provided that in each case of clauses (c) and (d), the proceeds are received from an investor primarily sourced by SPAC, Sponsor or their Representatives (which shall not include any investor listed on Schedule 1.01(e)). For the avoidance of doubt, SPAC Capital Received shall be calculated before giving effect to amounts payable as Outstanding Company Expenses or Outstanding SPAC Expenses and the Closing Cash Contribution.

“SPAC Class A Common Stock” means the shares of SPAC’s Class A common stock, par value $0.0001 per share.

“SPAC Class B Common Stock” means the shares of SPAC’s Class B common stock, par value $0.0001 per share.

“SPAC Common Stock” means SPAC Class A Common Stock and SPAC Class B Common Stock.

“SPAC Extension Expenses” means fees and expenses of SPAC or Sponsor incurred or committed to be incurred pursuant to or in furtherance of Section 8.14, including with respect to the Extension Proposal, the Extension Proxy Statement or the Extension Meeting and additional amounts deposited into the Trust Account by SPAC or Sponsor in connection with the Extension Meeting, in each case substantially as set forth in Schedule 1.01(f).

“SPAC Organizational Documents” means SPAC’s amended and restated certificate of incorporation and bylaws, as may be amended or amended and restated from time to time subject to the terms of this Agreement.

“SPAC Representations” means the representations and warranties of SPAC expressly and specifically set forth in Article V of this Agreement, as qualified by the SPAC Schedules. For the avoidance of doubt, the SPAC Representations are solely made by SPAC.

“SPAC Schedules” means sections of the disclosure letter of SPAC and its Subsidiaries.

Annex A-12

“SPAC Stockholder” means a holder of SPAC Common Stock.

“SPAC Unit” means the units issued in SPAC’s initial public offering consisting of one share of SPAC Class A Common Stock and one-quarter of a SPAC Warrant.

“SPAC Warrant” means a warrant entitling the holder to purchase one share of SPAC Class A Common Stock per warrant.

“Special Meeting” means a meeting of the holders of SPAC Common Stock to be held for the purpose of approving the Proposals.

“Sponsor Minimum Guarantee Shares” means a number of shares of SPAC Class A Common Stock converted from SPAC Class B Common Stock pursuant to the Class B Exchange equal to the greater of (a) zero and (b) 1,250,000 minus the Sponsor Retained Shares.

“Sponsor Redemption Forfeited Shares” means a number of shares of SPAC Class A Common Stock converted from SPAC Class B Common Stock pursuant to the Class B Exchange equal to (a) 4,446,738 minus (b) the sum of (i) the number of Sponsor Retained Shares and (ii) the number of Sponsor Minimum Guarantee Shares, if any.

“Sponsor Redemption Forfeited Warrants” means a number of SPAC Warrants equal to 2,148,913.

“Sponsor Retained Shares” means a number of shares of SPAC Class A Common Stock converted from SPAC Class B Common Stock pursuant to the Class B Exchange equal to the lesser of (a) 4,446,738 and (b) (i) 4,446,738 multiplied by (ii) (x) the SPAC Capital Received divided by (y) $222,336,870, with any fractional share rounded to the nearest whole number.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member. Notwithstanding the foregoing, “Subsidiary” when used with respect to the Company (a) shall include each Joint Venture and (b) shall not include Pubco and Merger Sub; provided, that for purposes of Section 4.07 (Financial Statements) and Section 4.17 (Taxes), Subsidiaries when used with respect to the Company shall be deemed to not include the Joint Ventures.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, stamp, occupation, premium, personal property, real property, commercial rent, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, sales, use, or other tax, governmental fee or other assessment in the nature of a tax, together with any interest, penalty, assessment, addition to tax or additional amount imposed with respect thereto, imposed by (or otherwise payable to) a Governmental Authority, whether as a primary obligor or as a result of (x) being a transferee or successor of another Person, (y) by operation of Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of other applicable Law) as a result of being a member of an affiliated group or pursuant to any other applicable Law, or (z) an obligation under a Contract.

“Tax Return” means any return, form, report, statement, claim for refund, election, disclosure, declaration, information report or return, or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Termination Fee” means an amount equal to (a)(i) twelve million five hundred thousand dollars ($12,500,000) minus (ii) (A) the Funded Extension Amount divided by (B) two (such amount in this clause (a), the “Default Termination Fee”) or (b) 50% of the Default Termination Fee in the event that the Agreement is terminated pursuant to Section 10.01(l) or the Agreement is terminated at a time that SPAC or the Company would be entitled to terminate this Agreement pursuant to Section 10.01(l) (such amount in this clause (b), the “Reduced Termination Fee”).

Annex A-13

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the SPAC Merger Closing or the Acquisition Merger Closing, including the Mergers and the Private Placement Investment.

“Treasury Regulations” means the regulations promulgated under the Code.

“Warrant Agreement” means that certain Warrant Agreement, dated as of March 15, 2021, between SPAC and Continental Stock Transfer & Trust Company as warrant agent, as amended from time to time.

“Warrant Unit” has the meaning ascribed thereto in the A&R Operating Agreement.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

Section 1.02        Other Definitions.

2023 Earnout Measurement Period	3.01(c)(ii)(D)
2024 Earnout Measurement Period	3.01(c)(ii)(E)
A&R Operating Agreement	2.05(b)0
Acquisition Merger	Recitals
Acquisition Merger Certificate of Merger	2.02(d)
Acquisition Merger Closing	2.01(b)
Acquisition Merger Closing Date	2.01(b)
Acquisition Merger Effective Time	2.01(b)
Additional Incentive Forfeiture	Recitals
Additional Proposal	8.02(c)
Adjournment Proposal	8.02(c)
Agreement	Preamble
Amended Original Merger Agreement	Recitals
Alternative Financing	8.09(b)
Audited Financial Statements	4.07(a)
Cancelled Units	3.01(b)(i)
Certificates of Merger	2.02(d)
Class B Exchange	Recitals
Closing	2.02(a)
Closing Cash Contribution	2.02(b)
Closing Date	2.02(a)
Company	Preamble
Company Affiliate Agreement	4.22
Company Benefit Plan	4.15(a)
Company Board Recommendation	8.03(b)
Company Certificates	3.03(b)
Company Change in Recommendation	8.03(b)
Company Cure Period	10.01(b)
Company Financing Agreement	Recitals
Company Group	11.16(b)
Company Member Lockup Agreement	Recitals
Company Related Parties	10.02(c)
D&O Insurance	8.07(b)
Earnout	Recitals
Earnout Measurement Period	3.01(c)(ii)(E)

Annex A-14

Earnout Shares	3.01(c)(i)
Earnout Units	3.01(c)(i)
Employment Agreements	8.12(b)
ERISA	4.15(a)
ERISA Affiliate	4.15(e)
Escrow Agent	8.13
Escrow Agreement	8.13
Exchange Agent	3.03(a)(i)
Extension Meeting	8.14(a)
Extension Proposal	8.14(a)
Extension Proxy Statement	8.14(a)
Financial Statements	4.07(a)
First Amendment	Recitals
First Earnout Shares	3.01(c)(ii)(A)
First Earnout Units	3.01(c)(ii)(A)
Funded Extension Amount	8.14(b)
Gibson Dunn	11.16(a)
Intended Tax Treatment	Recitals
Interests and Reimbursements	10.02(c)
Interim Period	6.01
Intervening Event Notice	8.02(c)
Intervening Event Notice Period	8.02(c)
Leased Real Property	4.19(b)
Listing Cure Period	10.01(j)
Listing Failure Condition	10.01(j)
Material Contracts	4.14(a)
Material Customer	4.29(a)
Material Supplier	4.29(b)
Material Permits	4.24
Merger Sub	Preamble
Mergers	Recitals
Multiemployer Plan	4.15(e)
Non-Recourse Party	11.14
Offer	Recitals
Original Effective Date	Recitals
Original Merger Agreement	Recitals
Original Sponsor Agreement	Recitals
Original Sponsor Lockup Agreement	Recitals
Original Support Agreement	Recitals
Outstanding Company Expenses	3.07(a)
Outstanding SPAC Expenses	3.07(b)
PCAOB Audited Financial Statements	6.06(a)
Private Placement Investment	Recitals
Private Placement Investment Amount	Recitals
Promissory Note	8.14(b)
Proposals	8.02(c)
Pubco	Preamble
Pubco Board	4.03
Pubco Delaware Bylaws	2.04
Pubco Delaware Charter	2.04
Pubco Earnout Shares	3.01(c)(i)

Annex A-15

Pubco Equity Incentive Plan	8.12
Pubco Organizational Documents Advisory Proposal	8.02(c)
Pubco Warrant	3.01(a)(iv)
Public SPAC Merger Consideration	3.01(a)(iii)
Real Estate Lease Documents	4.19(b)
Registered Intellectual Property	4.11(a)
Registration Rights Agreement	Recitals
Registration Statement	8.02(a)
Second Earnout Shares	3.01(c)(ii)(B)
Second Earnout Units	3.01(c)(ii)(B)
Seller Earnout Shares	3.01(c)(i)
SPAC	Preamble
SPAC Benefit Plans	5.05(a)
SPAC Board Recommendation	8.02(c)
SPAC Board Change in Recommendation	8.02(d)
SPAC Cancelled Shares	3.01(a)(v)
SPAC Certificates	3.03(c)
SPAC Cure Period	10.01(c)
SPAC Merger	Recitals
SPAC Merger Certificate of Merger	2.02(a)
SPAC Merger Closing	2.02(a)
SPAC Merger Closing Date	2.02(a)
SPAC Merger Consideration	3.01(a)(iii)
SPAC Merger Effective Time	2.02(a)
SPAC Redeeming Shares	3.01(a)(vi)
SPAC Related Parties	10.02(c)
SPAC SEC Reports	5.12(a)
SPAC Stockholder Approval	5.02(b)
SPAC Tail Policy	8.07(c)
Sponsor	Recitals
Sponsor Agreement	Recitals
Sponsor Lockup Agreement	Recitals
Sponsor Redemption Forfeiture	Recitals
Sponsor Shares	Recitals
Support Agreement	Recitals
Surviving Corporation	Recitals
Surviving Provisions	10.03
Surviving Subsidiary Company	Recitals
Tax Receivable Agreement	Recitals
Terminating Company Breach	10.01(b)
Terminating SPAC Breach	10.01(c)
Termination Date	10.01(b)
Third Earnout Shares	3.01(c)(ii)(C)
Third Earnout Units	3.01(c)(ii)(C)
Transaction Litigation	8.06
Transaction Proposal	8.02(c)
Transfer Taxes	8.04(a)
Trust Account	5.09(a)
Trust Agreement	5.09(a)
Trustee	5.09(a)
Unaudited Interim Financial Statements	6.06(a)

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Unaudited Financial Statements	4.07(a)
Vendor Contracts	4.14(a)(i)
Warrant Agent	Recitals
Warrant Agreement Amendment	7.08
Warrant Assumption Agreement	Recitals
White & Case	11.16(b)
Written Consent	8.03(a)

Section 1.03        Construction.

(a)         Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “SPAC Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, SPAC Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and (vii) the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(b)         Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)         Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)         The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)         Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)          All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)         The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the Original Effective Date to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement at least three (3) days prior to the Original Effective Date or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

Section 1.04        Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, Scott Demerau, Cecil D. Magpuri and Joanne Merrill, and, in the case of SPAC, Doug Jacob and Garrett Schreiber, and, in each case, after reasonable inquiry of direct reports.

Article II

THE MERGERS; CLOSINGS

Section 2.01        The Mergers.

(a)         The SPAC Merger. Upon the terms and subject to the conditions set forth in this Agreement, at 8:01am New York City time on the date immediately following the Closing Date (the “SPAC Merger Effective Time”), SPAC shall be merged with and into Pubco in the SPAC Merger (the “SPAC Merger Closing”). Following the SPAC Merger, the separate corporate existence of SPAC shall cease and Pubco shall continue as the Surviving Corporation. The date on which the SPAC Merger Closing occurs is referred to herein as the “SPAC Merger Closing Date.”

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(b)         The Acquisition Merger. Upon the terms and subject to the conditions set forth in this Agreement, at 8:02am New York City time on the date immediately following the SPAC Merger Closing Date (the “Acquisition Merger Effective Time”), Merger Sub shall be merged with and into the Company in the Acquisition Merger (the “Acquisition Merger Closing”). Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Subsidiary Company. The date on which the Acquisition Merger Closing occurs is referred to herein as the “Acquisition Merger Closing Date.”

Section 2.02        Closing.

(a)         Closing. The closing (the “Closing”) shall occur electronically through the exchange of documents via e-mail at 8:30pm New York City time on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived by the applicable party(ies) (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as SPAC and the Company may mutually agree in writing (the “Closing Date”). The Class B Exchange shall occur at 11:58pm New York City time on the Closing Date. Immediately following the Class B Exchange, at 11:59pm New York City time on the Closing Date, the redemption of any shares of SPAC Common Stock in connection with the Offer shall occur.

(b)         SPAC Merger. Subject to the satisfaction or waiver by the applicable party(ies) of all of the conditions set forth in Article IX of this Agreement, and provided that this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the parties shall cause the SPAC Merger to be consummated effective at the SPAC Merger Effective Time by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “SPAC Merger Certificate of Merger”) as provided in Sections 251 and 103 of the DGCL with respect to the SPAC Merger, duly executed and completed in accordance with the relevant provisions of the DGCL.

(c)         Closing Cash Contribution. Immediately prior to the Acquisition Merger Effective Time, and in any event following the SPAC Merger Effective Time, Surviving Corporation shall contribute to Merger Sub, to the maximum extent allowed by Law, all of the Closing Surviving Corporation Cash remaining after the payments contemplated by Section 7.03 (the “Closing Cash Contribution”).

(d)         Acquisition Merger. Subject to the satisfaction or waiver by the applicable party(ies) of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the parties shall cause the Acquisition Merger to be consummated effective at the Acquisition Merger Effective Time by: (a) filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Acquisition Merger Certificate of Merger” and, together with the SPAC Merger Certificate of Mergers, the “Certificates of Merger”) with respect to the Acquisition Merger, duly executed and completed in accordance with the relevant provisions of the DLLCA. The Acquisition Merger and the SPAC Merger shall become effective at the SPAC Merger Effective Time and Acquisition Merger Effective Time, respectively or such later time as agreed in writing between the Company and SPAC and set forth in the relevant Certificates of Merger. Following filing of the Certificates of Merger, none of SPAC, Pubco, Merger Sub or the Company shall take any action that would prevent the SPAC Merger from taking effect at the SPAC Merger Effective Time or the Acquisition Merger from taking effect at the Acquisition Merger Effective Time.

Section 2.03        Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement, the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of (a) the SPAC Merger and without further act or deed, at the SPAC Merger Effective Time, all of the property, rights, privileges, powers and franchises of Pubco and SPAC shall vest in the Surviving Corporation and all of the debts, liabilities and duties of SPAC and Pubco shall become the debts, liabilities and duties of the Surviving Corporation and (b) the Acquisition Merger and without further act or deed, at the Acquisition Merger Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Subsidiary Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Subsidiary Company.

Section 2.04        Certificate of Incorporation and Bylaws of Pubco. In connection with the Mergers, on the SPAC Merger Closing Date at the SPAC Merger Effective Time, Pubco will take all requisite actions to (i) adopt the certificate of incorporation (the “Pubco Delaware Charter”) substantially in the form set forth on Exhibit F, which shall

Annex A-18

be the certificate of incorporation of Pubco upon the effectiveness of the SPAC Merger Closing and until thereafter amended in accordance with its terms and the DGCL, and (ii) adopt the bylaws (the “Pubco Delaware Bylaws”) substantially in the form set forth on Exhibit G, which shall be the bylaws of Pubco upon the effectiveness of the SPAC Merger Closing and until thereafter amended in accordance with their terms, the Pubco Delaware Charter and the DGCL.

Section 2.05        Operating Agreement of the Surviving Subsidiary Company. At the Acquisition Merger Effective Time, the Company Operating Agreement, as in effect immediately prior to the Acquisition Merger Effective Time, shall be amended and restated in its entirety in accordance with the Amended and Restated Company Operating Agreement as set forth on Exhibit H attached hereto, and as so amended, shall be the Operating Agreement of the Surviving Subsidiary Company (the “A&R Operating Agreement”), until thereafter supplemented or amended in accordance with its terms, the Surviving Subsidiary Company’s articles of organization and the DLLCA.

Section 2.06        Directors and Officers of the Surviving Corporation.

(a)         The parties will take all requisite action such that the directors and officers of SPAC as of immediately prior to the SPAC Merger Effective Time continue as the initial directors and officers of the Surviving Corporation immediately after the SPAC Merger Effective Time, each to hold office, subject to Section 2.06(b), in accordance with the provisions of the DGCL and the Surviving Corporation’s bylaws and certificate of incorporation until the Acquisition Merger Effective Time.

(b)         The parties will take all requisite action such that (i) each director and officer of the Surviving Corporation in office immediately prior to the Acquisition Merger Effective Time shall cease to be a director or officer, as applicable, immediately following the Acquisition Merger Effective Time (including by causing each such director and officer to tender an irrevocable resignation as a director or officer (as applicable), effective as of the Acquisition Merger Effective Time), (ii) the Persons designated pursuant Section 8.11 shall be directors of the Surviving Corporation effective as of immediately following the Acquisition Merger Effective Time, and, as of such time, shall be the only directors of the Surviving Corporation, and (iii) the officers of the Company shall be appointed as officers of the Surviving Corporation, effective as of immediately after the Acquisition Merger Effective Time, and, as of such time, shall be the only officers of the Surviving Corporation. Each person appointed as a director or officer of the Surviving Corporation following the Acquisition Merger Effective Time pursuant to the preceding sentence shall remain in office as a director or officer, as applicable, of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 2.07        Managing Member and Officers of the Surviving Subsidiary Company. The Company shall take all necessary action prior to the Acquisition Merger Effective Time so that immediately after the Acquisition Merger Effective Time (i) each officer of the Company in office immediately prior to the Acquisition Merger Effective Time shall continue to be an officer of the Surviving Subsidiary Company immediately following the Acquisition Merger Effective Time and (ii) Pubco is appointed as the sole managing member of the Surviving Subsidiary Company, in accordance with the A&R Operating Agreement substantially in the form set forth on Exhibit H.

Article III

EFFECTS OF THE MERGERS

Section 3.01        Effect on Securities.

(a)         Treatment of Securities of SPAC and Pubco in the SPAC Merger. At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of SPAC, Merger Sub, the Company, or Pubco or the holder of any shares of capital stock of any of the foregoing:

(i)          SPAC Units. Each SPAC Unit outstanding immediately prior to the SPAC Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock and one-quarter of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit.

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(ii)         SPAC Class A Common Stock. Immediately following the separation of each SPAC Unit in accordance with Section 3.01(a)(i), each share of SPAC Class A Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time (excluding any SPAC Class A Common Stock converted from SPAC Class B Common Stock pursuant to the Class B Exchange) shall automatically be cancelled and cease to exist in exchange for the right to receive: (A) 0.5 shares of Pubco Class A Common Stock and 0.5 shares of Pubco Preferred Stock, and (B) 50% multiplied by the Additional SPAC Share Consideration (such consideration, the “Public SPAC Merger Consideration”). As of the SPAC Merger Effective Time, each SPAC Stockholder shall cease to have any other rights in and to SPAC.

(iii)        Former SPAC Class B Common Stock. Each share of SPAC Class A Common Stock converted from a share of SPAC Class B Common Stock pursuant to the Class B Exchange shall automatically be cancelled and cease to exist in exchange for the right to receive (A) one (1) newly issued share of Pubco Class A Common Stock and (B) the applicable portion of any Earnout Shares in accordance with Section 3.01(c) (collectively, the “Sponsor SPAC Merger Consideration”, and collectively with the Public SPAC Merger Consideration, the “SPAC Merger Consideration”).

(iv)        Assumption of SPAC Warrants. Each SPAC Warrant outstanding immediately prior to the SPAC Merger Effective Time shall, at the SPAC Merger Effective Time, cease to be a warrant with respect to SPAC Common Stock and shall be assumed by Pubco pursuant to the Warrant Assumption Agreement (each, a “Pubco Warrant”) on substantially the same terms as were in effect immediately prior to the SPAC Merger Effective Time under the terms of the Warrant Agreement (including any repurchase rights and cashless exercise provisions). SPAC and Pubco shall take all lawful action to effect the aforesaid provisions of this Section 3.01(a)(iv), including entering into the Warrant Assumption Agreement.

(v)         SPAC Treasury Stock. Notwithstanding clause (ii) above or any other provision of this Agreement to the contrary, if there are any shares of SPAC Common Stock that are owned by the SPAC as treasury stock or any SPAC Common Stock owned by any direct or indirect Subsidiary of SPAC immediately prior to the SPAC Merger Effective Time, such SPAC Common Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor (the “SPAC Cancelled Shares”).

(vi)        SPAC Redeeming Shares. Notwithstanding clause (ii) above or any other provision of this Agreement to the contrary, if there are any shares of SPAC Common Stock that are required to be redeemed pursuant to the Offer (such shares, the “SPAC Redeeming Shares”), such SPAC Common Stock shall not be exchanged pursuant to clause (ii) above but shall immediately prior to the SPAC Merger Effective Time be canceled and shall cease to exist and shall thereafter be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the SPAC Organizational Documents, the Trust Agreement, and the Proxy Statement.

(vii)       Cancellation of Pubco Shares. At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any holder thereof, each share of capital stock of Pubco issued and outstanding immediately prior to the SPAC Merger Effective Time shall be redeemed by Pubco for par value.

(b)         Treatment of Company Units in the Acquisition Merger. At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of SPAC, Merger Sub, the Company, Pubco or the holder of any shares of capital stock of any of the foregoing:

(i)          Each Company Unit that is issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than the Cancelled Units and Company Financing Units) shall thereupon be converted into the right to receive, and the holder of such Company Unit shall be entitled to receive (A) the Per Unit Consideration and (B) the applicable portion of any Earnout Shares and Earnout Units in accordance with Section 3.01(c).

(ii)         Each Company Financing Unit shall thereupon be converted into the right to receive, and the holder of such Company Unit shall be entitled to receive, as applicable, (A) the Per Unit Consideration and (B) Additional Company Financing Unit Consideration.

Annex A-20

(iii)        Each Company Unit held in treasury of the Company as of immediately prior to the Acquisition Merger Effective Time (collectively, the “Cancelled Units”) shall thereupon be cancelled without any conversion thereof and no payment or distribution shall be made within respect thereto.

(iv)        The units of Merger Sub that are issued and outstanding immediately prior to the Acquisition Merger Effective Time shall thereupon be converted into and become (A) a number of New Company Units equal to the number of shares of Pubco Class A Common Stock outstanding immediately after the SPAC Merger, (B) a number of Preferred Units equal to the number of shares of Pubco Preferred Stock outstanding immediately after the SPAC Merger and (C) a number of Warrant Units equal to the number of Pubco Warrants outstanding immediately after the SPAC Merger, in each case of the foregoing clauses (A) through (C) after giving effect to the redemption of any shares of SPAC Common Stock in connection with the Offer, the Class B Exchange and the Conversion.

(v)         Notwithstanding the foregoing, with a view to satisfy Section 9.01(h), at the election of Company made at least three (3) Business Days prior to the Acquisition Merger Effective Time, such number of Company Units issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than the Cancelled Units) as is necessary to meet the initial listing requirements of Nasdaq shall be converted into the right to receive the Per Unit Consideration in the form of shares of Pubco Class A Common Stock, in lieu of (and not in addition to) the same number of each of (x) shares of Pubco Class B Common Stock and (y) New Company Units.

(c)         Earnout.

(i)          At the Acquisition Merger Effective Time, (A) the Company shall issue and deposit with the Escrow Agent a number of New Company Units equal to the Maximum Seller Earnout (the “Earnout Units”) and (B) Pubco shall issue and deposit with the Escrow Agent (x) a number of shares of Pubco Class B Common Stock equal to the Maximum Seller Earnout (the “Seller Earnout Shares”) and (y) a number of shares of Pubco Class A Common Stock equal to the sum of (I) Maximum Sponsor Earnout and (II) the Maximum Jefferies Earnout (collectively, the “Pubco Earnout Shares” and, together with the Seller Earnout Shares, the “Earnout Shares”), in each case, to be held in escrow in accordance with the terms of the Escrow Agreement and this Section 3.01(c).

(ii)         Upon receipt of the Earnout Shares and Earnout Units, the Escrow Agent shall place the Earnout Shares and Earnout Units into one or more escrow accounts in accordance with the Escrow Agreement, and such Earnout Shares and Earnout Units shall be earned, released and delivered as follows:

(A)        On the occurrence of Earnout Triggering Event I, Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant (1) a number of New Company Units equal to (x) fifteen million (15,000,000) (the “First Earnout Units”) multiplied by (y) its Earnout Pro Rata Portion and (2) a number of shares of Pubco Class B Common Stock equal to (x) fifteen million (15,000,000) (the “First Earnout Shares”) multiplied by (y) its Earnout Pro Rata Portion.

(B)         On the occurrence of Earnout Triggering Event II, Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant (1) a number of New Company Units equal to (x) fifteen million (15,000,000) (the “Second Earnout Units”) multiplied by (y) its Earnout Pro Rata Portion and (2) a number of shares of Pubco Class B Common Stock equal to (x) fifteen million (15,000,000) (the “Second Earnout Shares”) multiplied by (y) its Earnout Pro Rata Portion.

(C)         On the occurrence of Earnout Triggering Event III, Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant (1) a number of New Company Units equal to (x) ten million (10,000,000) (the “Third Earnout Units”) multiplied by (y) its Earnout Pro Rata Portion and (2) a number of shares of Pubco Class B Common Stock equal to (x) ten million (10,000,000) (the “Third Earnout Shares”) multiplied by (y) its Earnout Pro Rata Portion.

Annex A-21

(D)        Promptly following the filing of Pubco’s Form 10-K with the SEC for the fiscal year ending December 31, 2023:

(1)         If the Pubco EBITDA for all of 2023 is less than $12,416,530, no New Company Units or shares of Pubco Class B Common Stock shall be released from escrow in relation to the Pubco EBITDA targets for the 2023 Earnout Measurement Periods. If the Pubco EBITDA for all of 2023 is at least $12,416,530, and:

(I)     The Pubco EBITDA for one (but not both) period listed on Schedule 3.01(c)(ii)(D) (each such period, a “2023 Earnout Measurement Period”) is equal to or greater than the Pubco EBITDA listed for such 2023 Earnout Measurement Period on Schedule 3.01(c)(ii)(D), Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant (I) a number of New Company Units equal to (x) seven million five hundred thousand (7,500,000) multiplied by (y) its Earnout Pro Rata Portion and (II) a number of shares of Pubco Class B Common Stock equal to (x) seven million five hundred thousand (7,500,000) multiplied by (y) its Earnout Pro Rata Portion.

(II)    The Pubco EBITDA for both 2023 Earnout Measurement Periods is equal to or greater than the Pubco EBITDA listed for such 2023 Earnout Measurement Periods on Schedule 3.01(c)(ii)(D), Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant (I) a number of New Company Units equal to (x) fifteen million (15,000,000) multiplied by (y) its Earnout Pro Rata Portion and (II) a number of shares of Pubco Class B Common Stock equal to (x) fifteen million (15,000,000) multiplied by (y) its Earnout Pro Rata Portion.

(III)  The Pubco EBITDA for neither 2023 Earnout Measurement Period is equal to or greater than the Pubco EBITDA listed for such 2023 Earnout Measurement Period on Schedule 3.01(c)(ii)(D), no New Company Units or shares of Pubco Class B Common Stock shall be released from escrow in relation to the Pubco EBITDA targets for the 2023 Earnout Measurement Periods.

(2)         If the Pubco Revenue for all of 2023 is less than $70 million, no New Company Units or shares of Pubco Class B Common Stock shall be released from escrow in relation to the Pubco Revenue targets for the 2023 Earnout Measurement Periods. If the Pubco Revenue for all of 2023 is at least $70 million, and:

(I)     The Pubco Revenue for one (but not both) 2023 Earnout Measurement Period is equal to or greater than the Pubco Revenue listed for such 2023 Earnout Measurement Period on Schedule 3.01(c)(ii)(D), Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant (I) a number of New Company Units equal to (x) two million five hundred thousand (2,500,000) multiplied by (y) its Earnout Pro Rata Portion and (II) a number of shares of Pubco Class B Common Stock equal to (x) two million five hundred thousand (2,500,000) multiplied by (y) its Earnout Pro Rata Portion.

(II)    The Pubco Revenue for both 2023 Earnout Measurement Periods is equal to or greater than the Pubco Revenue listed for such 2023 Earnout Measurement Periods on Schedule 3.01(c)(ii)(D), Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant (I) a number of New Company Units equal to (x) five million (5,000,000) multiplied by (y) its

Annex A-22

Earnout Pro Rata Portion and (II) a number of shares of Pubco Class B Common Stock equal to (x) five million (5,000,000) multiplied by (y) its Earnout Pro Rata Portion.

(III)  The Pubco Revenue for neither 2023 Earnout Measurement Period is equal to or greater than the Pubco Revenue listed for such 2023 Earnout Measurement Period on Schedule 3.01(c)(ii)(D), no New Company Units or shares of Pubco Class B Common Stock shall be released from escrow in relation to the Pubco Revenue targets for the 2023 Earnout Measurement Periods.

(E)         Promptly following the filing of Pubco’s Form 10-K with the SEC for the fiscal year ending December 31, 2024:

(1)         if the Pubco EBITDA for each period listed on Schedule 3.01(c)(ii)(E) (each, a “2024 Earnout Measurement Period” and, together with the 2023 Earnout Measurement Periods, the “Earnout Measurement Periods”) is equal to or greater than the Pubco EBITDA listed for such 2024 Earnout Measurement Period on Schedule 3.01(c)(ii)(E), Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant, with respect to each such 2024 Earnout Measurement Period for which the Pubco EBITDA target was met: (I) a number of New Company Units equal to (x) the Quarterly Earnout Number for such period multiplied by (y) its Earnout Pro Rata Portion and (II) a number of shares of Pubco Class B Common Stock equal to (x) the Quarterly Earnout Number for such period multiplied by (y) its Earnout Pro Rata Portion.

(2)         if the Pubco Revenue for each 2024 Earnout Measurement Period is equal to or greater than the Pubco Revenue listed for such Earnout Measurement Period on Schedule 3.01(c)(ii)(E), Pubco and the Company shall cause the Escrow Agent to release to each Earnout Participant, with respect to each such 2024 Earnout Measurement Period for which the Pubco Revenue target was met: (I) a number of New Company Units equal to (x) the Quarterly Earnout Number for such period multiplied by (y) its Earnout Pro Rata Portion and (II) a number of shares of Pubco Class B Common Stock equal to (x) the Quarterly Earnout Number for such period multiplied by (y) its Earnout Pro Rata Portion.

(iii)        Notwithstanding the foregoing:

(A)        Until a number of Earnout Shares equal to the Maximum Sponsor Earnout have been earned, released and delivered to Sponsor in accordance with Section 3.01(c)(ii), each time the Sponsor is entitled to be delivered a New Company Unit and share of Pubco Class B Common Stock in accordance with Section 3.01(c)(ii), Pubco and the Company shall instead cause the Escrow Agent to release to Sponsor one Pubco Earnout Share.

(B)         After a number of Earnout Shares equal to the Maximum Sponsor Earnout have been earned, released and delivered to Sponsor in accordance with Section 3.01(c)(ii), each time the Sponsor is entitled to be delivered a New Company Unit and share of Pubco Class B Common Stock in accordance with Section 3.01(c)(ii), the Earnout Units and Earnout Shares shall instead be delivered to the other Earnout Participants (excluding Jefferies) in proportion to their Earnout Pro Rata Portions.

(C)         Each time Jefferies is entitled to be delivered a New Company Unit and share of Pubco Class B Common Stock in accordance with Section 3.01(c)(ii), Pubco and the Company shall instead cause the Escrow Agent to release to Jefferies one Pubco Earnout Share.

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(iv)        In the event that Earnout Triggering Event II occurs prior to the occurrence of Earnout Triggering Event I, Earnout Triggering Event I will be deemed to have been achieved, the First Earnout Units and First Earnout Shares shall also be deemed to have vested, and Pubco and the Company shall cause the Escrow Agent to release the First Earnout Units and First Earnout Shares in accordance with Section 3.01(c)(ii). In the event that Earnout Triggering Event III occurs prior to the occurrence of Earnout Triggering Event I or Earnout Triggering Event II, Earnout Triggering Event I and Earnout Triggering Event II, as applicable, will be deemed to have been achieved, and the First Earnout Units and First Earnout Shares and Second Earnout Units and Second Earnout Shares shall also be deemed to have vested, and Pubco and the Company shall cause the Escrow Agent to release the First Earnout Units and First Earnout Shares and Second Earnout Units and Second Earnout Shares in accordance with Section 3.01(c)(ii).

(v)         Promptly following the filing of Pubco’s 10-K with the SEC for the 2023 fiscal year and 2024 fiscal year:

(D)        a number of Seller Earnout Shares and Earnout Units equal to (A) the number of Seller Earnout Shares still in escrow (following the release of any Seller Earnout Shares for such Earnout Measurement Periods) minus (B) the maximum number of Seller Earnout Shares all Earnout Participants except Jefferies and the Sponsor, collectively, could earn if Earnout Triggering Event III occurs and all Pubco EBITDA and Pubco Revenue targets for future 2024 Earnout Measurement Periods (if any) are achieved, shall be delivered to Pubco or the Company (as applicable) and cancelled for no consideration, and none of the Earnout Participants nor any of their Affiliates shall have any rights with respect thereto.

(E)         a number of Pubco Earnout Shares equal to (A) the number of Pubco Earnout Shares still in escrow (following the release of any Pubco Earnout Shares for such Earnout Measurement Periods) minus (B) the maximum number of Pubco Earnout Shares Jefferies and Sponsor, collectively, could earn if Earnout Triggering Event III occurs and all Pubco EBITDA and Pubco Revenue targets for future 2024 Earnout Measurement Periods (if any) are achieved, shall be delivered to Pubco and cancelled for no consideration, and none of the Earnout Participants nor any of their Affiliates shall have any rights with respect thereto.

(vi)        No Earnout Shares or Earnout Units shall be, directly or indirectly, sold, transferred, assigned, pledged, encumbered, hypothecated or otherwise disposed of, whether voluntarily or involuntarily, unless and until such Earnout Shares and/or Earnout Units have been released in accordance with this Section 3.01(c) and the Escrow Agreement. Unless and until such Earnout Shares have been released in accordance with this Section 3.01(c) and the Escrow Agreement, the holder of such Earnout Shares shall take all actions necessary so that such Earnout Shares are voted in proportion with the votes of all other holders of Pubco Common Stock. Any Earnout Shares or Earnout Units that are not released in accordance with the terms of this Section 3.01(c) prior to the Earnout Period End Date shall be delivered to Pubco or the Company (as applicable) and cancelled for no consideration, and none of the Earnout Participants nor any of their Affiliates shall have any rights with respect thereto.

(vii)       As a condition for any Earnout Shares and Earnout Units being earned, released and delivered from escrow, the holder of such Earnout Shares and/or Earnout Units shall be required to enter into a lock-up agreement providing that such Earnout Shares and/or Earnout Units shall not be transferable (except to affiliates) for 365 days from the date they are released from escrow.

(viii)      The Company shall, with consent of SPAC (not to be unreasonably withheld or delayed), be permitted to update Schedule 3.01(c)(ii)(D) and Schedule 3.01(c)(ii)(E) at any time prior to 10 p.m. Eastern Time on February 28, 2023; provided that neither the total Pubco EBITDA nor Pubco Revenue for 2023 or 2024, measured on an aggregate calendar year basis, shall be changed.

(ix)        Actual Pubco EBITDA and Pubco Revenue for each Earnout Measurement Period shall be determined by the audit committee of the board of directors of Pubco.

(x)         For the avoidance of doubt, no holder of Company Financing Units shall have any right to any Earnout Units or Earnout Shares solely as a result of holding any Company Financing Units.

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Section 3.02        Equitable Adjustments.

(a)         If, between the Original Effective Date and the Acquisition Merger Effective Time, the outstanding equity interests of any class or series of Company Units or SPAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event (in each case other than pursuant to the Class B Exchange or SPAC Merger), then, without duplication, any number, value (including dollar value) or amount contained herein which is based upon the number of shares of any class or series of Company Units or SPAC Common Stock will be appropriately adjusted to provide to the holders of Company Units and the holders of SPAC Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit any of the parties to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement or would reasonably be expected to prevent the relevant aspects of the Transactions from qualifying for their respective Intended Tax Treatments.

(b)         If, prior to the Earnout Period End Date, the outstanding equity interests of any class or series of the Surviving Subsidiary Company or Pubco Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then, without duplication, the number of Earnout Units or Earnout Shares will be appropriately adjusted to provide to the Earnout Participant the same economic effect as contemplated by this Agreement.

Section 3.03        Conversion; Delivery of Shares.

(a)         In connection with the Conversion:

(i)          The parties to this Agreement shall take all necessary actions to effect the Conversion and provide for the payment of the SPAC Merger Consideration as contemplated by this Agreement.

(ii)         Prior to the SPAC Merger Effective Time, SPAC and the Company shall mutually select a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the payment of the SPAC Merger Consideration (the “Exchange Agent”) and shall enter into an agreement relating to the Exchange Agent’s responsibilities under this Agreement.

(iii)        As promptly as practicable following the SPAC Merger Effective Time, Pubco shall cause to be sent to each SPAC Stockholder (as of immediately prior to the SPAC Merger Effective Time) a letter of transmittal in such form as may be required by the Exchange Agent, which shall have customary representations and warranties as to title, authorization, execution and delivery.

(b)         Subject to the occurrence of the Acquisition Merger Effective Time, upon the delivery of a letter of transmittal (accompanied with all certificates representing Company Units, to the extent such Company Units are certificated (the “Company Certificates”)) duly, completely and validly executed and delivered in accordance with the instructions thereto, and such other documents as may reasonably be required by the Surviving Corporation, the Company Unitholder holding such Company Units shall be entitled to receive in exchange therefor the Per Unit Consideration and/or the Additional Company Financing Unit Consideration into which such Company Units have been converted pursuant to Section 3.01(b)(i) or Section 3.01(b)(ii). Until surrendered as contemplated by this Section 3.03(b), each Company Unit shall be deemed at any time from and after the Acquisition Merger Effective Time to represent only the right to receive upon such surrender the Per Unit Consideration, the Earnout Pro Rata Portion of any Earnout Units and Earnout Shares and/or the Additional Company Financing Unit Consideration, which the Company Unitholders holding Company Units were entitled to receive in respect of such units pursuant to Section 3.01(b).

(c)         Subject to the occurrence of the SPAC Merger Effective Time, upon the delivery of a letter of transmittal (accompanied with all certificates representing shares of SPAC Common Stock (which, if applicable, may be the certificates that formerly represented shares of SPAC Class B Common Stock that converted into such shares of SPAC Class A Common Stock pursuant to the Class B Exchange), to the extent such shares of SPAC Common Stock are certificated (the “SPAC Certificates”)) duly, completely and validly executed and delivered in accordance with the instructions thereto, and such other documents as may reasonably be required by the Surviving Corporation, the SPAC Stockholder holding such shares of SPAC Common Stock shall be entitled to receive in exchange therefor the SPAC Merger Consideration. Until surrendered as contemplated by this Section 3.03(c) each share of SPAC Common Stock

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shall be deemed at any time from and after the SPAC Merger Effective Time to represent only the right to receive upon such surrender the SPAC Merger Consideration, which the SPAC Stockholders holding shares of SPAC Common Stock were entitled to receive in respect of such shares pursuant to Section 3.01(a).

Section 3.04        Lost Certificate. In the event any Company Certificate or SPAC Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate or SPAC Certificate, as applicable, to be lost, stolen or destroyed and, if required by the Surviving Corporation, the provision by such Person of a customary indemnity against any claim that may be made against the Surviving Corporation or Surviving Subsidiary Company with respect to such Company Certificate or SPAC Certificate, as applicable, and the Surviving Corporation or Surviving Subsidiary Company, as applicable, shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Unit Consideration, Additional Company Financing Unit Consideration and/or the SPAC Merger Consideration, as applicable, deliverable in respect thereof as determined in accordance with this Article III.

Section 3.05        Withholding. SPAC, Pubco, Merger Sub and the Company shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts that are required to be deducted or withheld with respect to the making of such payments under the Code or any other applicable Law; provided that, except with respect to compensatory payments, no less than five (5) Business Days before so deducting or withholding, SPAC, Merger Sub, the Company or Pubco (as applicable) shall provide written notice (including an estimate of the amount to be deducted or withheld and the legal basis for such deduction or withholding) to the Person in respect of whom such amounts are intended to be deducted or withheld. To the extent that SPAC, Merger Sub, the Company, or Pubco (as applicable) deducts or withholds such amounts with respect to any Person and properly remits such deducted or withheld amounts to the applicable Governmental Authority, such deducted or withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes of this Agreement. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Transactions treated as compensation, the relevant parties shall cooperate to pay such amounts through the Company’s or its relevant Subsidiary’s payroll to facilitate any applicable withholding as may be required.

Section 3.06        No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Pubco Common Stock or New Company Units shall be issued upon the conversion of Company Units, SPAC Common Stock or SPAC Warrants pursuant to Section 3.01, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of New Company Units or Pubco Common Stock. In lieu of the issuance of any such fractional share to which any holder of Company Units, SPAC Common Stock or SPAC Warrants would otherwise be entitled in connection with the conversion of Company Units, SPAC Common Stock or SPAC Warrants pursuant to Section 3.01 (after aggregating all fractional New Company Units or shares of Pubco Common Stock of the same class and series that otherwise would be received by such holder of Company Units, SPAC Common Stock or SPAC Warrants), Pubco shall round up or down to the nearest whole New Company Units or share of Pubco Common Stock, as applicable. No cash settlements shall be made with respect to fractional shares or units eliminated by rounding.

Section 3.07        Payment of Expenses.

(a)On the Acquisition Merger Closing Date immediately following the Acquisition Merger Effective Time, Pubco (or, if Pubco does not have sufficient funds, the Company) shall pay or cause to be paid by wire transfer of immediately available funds all fees and disbursements of or on behalf of the Company, Pubco or Merger Sub for outside counsel incurred in connection with the Transactions and fees and expenses of or on behalf of the Company, Pubco or Merger Sub for any other agents, advisors, consultants, experts and financial advisors employed by the Company, Pubco or Merger Sub incurred in connection with the Transactions (collectively, the “Outstanding Company Expenses”). Any payment of Outstanding Company Expenses by Pubco with respect to the Company shall be treated for applicable income tax purposes as first having been deemed contributed to the Company and then paid to such persons.

(b)         On the Acquisition Merger Closing Date immediately following the Acquisition Merger Effective Time, Pubco (or, if Pubco does not have sufficient funds, the Company) shall pay or cause to be paid by wire transfer of immediately available funds all fees and disbursements of or on behalf of SPAC for outside counsel and fees and expenses of or on behalf of SPAC for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of SPAC incurred in connection with the Transactions, SPAC’s pursuit of a Business Combination and any amounts due to the underwriters of SPAC’s initial public offering for their deferred underwriting commissions (collectively, the “Outstanding SPAC Expenses”).

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Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), each of the Company, Pubco and Merger Sub represents and warrants to SPAC as follows:

Section 4.01        Corporate Organization of the Company, Pubco and Merger Sub.

(a)         Each of the Company, Pubco and Merger Sub has been duly organized or incorporated, (i) is validly existing and in good standing under the Laws of its jurisdiction of organization or formation and (ii) has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, except where the failure to do so has not had and would not reasonably be material to the Company and its Subsidiaries, taken as a whole, or to Pubco or Merger Sub. The Company is not in default under or in violation of any provision of the Company Organizational Documents. Pubco is not in default under or in violation of any provision of the Pubco Organizational Documents. Merger Sub is not in default under or in violation of any provision of the Merger Sub Organizational Documents.

(b)         The Company Organizational Documents, the Pubco Organizational Documents and the Merger Sub Organizational Documents previously made available by the Company to SPAC are true, correct and complete and are in effect as of the Original Effective Date.

(c)         The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to Pubco or Merger Sub.

Section 4.02        Subsidiaries.

(a)         The Subsidiaries of the Company as of the Original Effective Date are set forth on Schedule 4.02, including, as of such date, a description of the capitalization of each such Subsidiary and the names of the record owners of all securities and other equity interests in each of the Company’s Subsidiaries. Each of the Company’s Subsidiaries has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to Pubco or Merger Sub. Each of the Company’s Subsidiaries is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had, and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to Pubco or Merger Sub.

(b)         As of the Original Effective Date, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity or voting interests in any other Person or has any Contracts, right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any such shares of the capital stock or other equity or voting interests, or any securities or obligations exercisable or exchangeable for or convertible into any such shares of the capital stock or other equity or voting interests, of such Person to the Company or its Subsidiaries.

Section 4.03        Due Authorization. Each of the Company, Pubco and Merger Sub has all requisite organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, and (subject to the receipt of the Company Requisite Approval) to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance

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of this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board, the board of directors of Pubco (the “Pubco Board”), the sole stockholder of Pubco and the sole member of Merger Sub and upon receipt of the Company Requisite Approval, no other corporate proceeding on the part of the Company, Pubco or Merger Sub is necessary to authorize this Agreement or such Ancillary Agreements or the Company’s, Pubco’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such Ancillary Agreement will be, duly and validly executed and delivered by the Company, Pubco and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, Pubco and Merger Sub, enforceable against the Company, Pubco and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any equity interests of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby. The Written Consent, if executed and delivered by the Company Members, would satisfy the Company Requisite Approval and no additional approval or vote from any holders of any equity interests of the Company, Pubco or Merger Sub would then be necessary to adopt this Agreement or approve the Transactions.

Section 4.04        No Conflict. Subject to the receipt of the Company Requisite Approval and the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.04, the execution, delivery and performance of this Agreement by the Company, Pubco and Merger Sub and each Ancillary Agreement to which they are a party and the Transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of (or an event which, with notice or lapse of time, or both, would constitute a breach), the Company Organizational Documents, the Pubco Organizational Documents, the Merger Sub Organizational Documents or the certificate of formation, bylaws or other organizational documents of any of the Company’s Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to Pubco, Merger Sub, the Company or its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Material Contract, whether or not set forth on Schedule 4.14(a), or any Real Estate Lease Documents, in each case to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected, (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties, equity interests or assets of the Company or its Subsidiaries or (e) result in the triggering, acceleration, vesting or increase of any equity security of the Company pursuant to any Material Contract, except (in the case of clauses (b), (c), (d) or (e) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to Pubco or Merger Sub.

Section 4.05        Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver, authorization, filing, report, registration, Permit, clearance, expiration or termination of waiting periods from any Governmental Authority is required on the part of the Company, Pubco or Merger Sub with respect to the Company’s, Pubco’s or Merger Sub’s respective valid and lawful execution, delivery or performance of this Agreement and the Ancillary Agreements, the consummation of the transactions contemplated hereby or thereby or the continuing operation of the business of the Company and its Subsidiaries following the effectiveness of the Acquisition Merger Effective Time, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had and would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to Pubco or Merger Sub, or to have a material adverse effect on the ability of the Company, Pubco or Merger Sub to consummate the Transactions, in each case which are set forth in Schedule 4.05(b), (c) those disclosed on Schedule 4.05(c), (d) the filing with the SEC of (i) the Registration Statement and Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby and (e) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware.

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Section 4.06        Capitalization.

(a)         All of the issued and outstanding Company Units have been duly authorized and validly issued in accordance with all applicable Laws, including applicable Securities Law, and the Company Organizational Documents, are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, except where such violation or failure would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)         Set forth on Schedule 4.06(b) is a true, correct and complete list of each record holder of Company Units or other equity interests of the Company and the number of Company Units or other equity interests held by each such holder as of the Original Effective Date. As of the Original Effective Date, other than the Company Financing Agreement, there are (x) no subscriptions, calls, options, warrants, rights, restricted stock, conversion rights, equity appreciation rights, redemption rights, repurchase rights, phantom units, profit participation rights, call rights, put rights or other securities convertible into or exchangeable or exercisable for Company Units or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any securities convertible into or exercisable or exchangeable into any equity capital of, other equity interests in or debt or other derivative securities of, the Company, or any board nomination or observer rights therein, and (y) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the Original Effective Date, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(b), there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Unitholders may vote. Except as set forth on Schedule 4.06(b), as of the Original Effective Date the Company is not party to any unitholders agreement, voting agreement or registration rights agreement relating to its equity interests. All Company Units or other equity interests of the Company are free and clear of all Liens other than transfer restriction under applicable Securities Laws and Company Organizational Documents.

(c)         As of the Original Effective Date and immediately prior to the SPAC Merger Closing Date, the authorized capital stock of Pubco consists of one hundred (100) shares of common stock, par value $0.01 per share, ten (10) shares of which are issued and outstanding as of the Original Effective Date. As of the Original Effective Date and immediately prior to the SPAC Merger Closing Date, such shares of the common stock of Pubco (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, and (iv) are fully vested.

(d)         Subject to approval of the Proposals, the shares of Pubco Common Stock to be issued by Pubco in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Pubco and will be capable of effectively vesting in the Company Unitholders and SPAC Stockholders, respectively, title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

(e)         As of the Original Effective Date and immediately prior to the SPAC Merger Closing Date, the outstanding equity interests of Merger Sub consist solely of limited liability company interests owned by Pubco. All outstanding limited liability company interests of Merger Sub are owned by Pubco, have been duly authorized and validly issued and are fully paid and nonassessable.

(f)          As of the Original Effective Date, the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the Original Effective Date, there are (A) no subscriptions, calls, options, warrants, rights, restricted stock, conversion rights, equity appreciation rights, redemption rights, repurchase rights, phantom units, profit participation rights, call rights, put rights or other securities convertible into or exchangeable or exercisable for the equity interests of any of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any securities convertible into or exercisable or

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exchangeable into any shares of capital stock of, other equity interests in or debt or other derivative securities of, such Subsidiaries, or any board nomination or observer rights therein, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Subsidiaries, in each case of (A) and (B), other than issued to the Company or another Subsidiary of the Company. There are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. Except as set forth on Schedule 4.06(f), there are no outstanding bonds, debentures, notes or other Indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.06(f), the Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries. All equity interests of the Company’s Subsidiaries are free and clear of all Liens other than transfer restriction under applicable Securities Laws and the Company Organizational Documents. The Company’s Subsidiaries have no issued or outstanding equity interests other than the equity interests of the Joint Ventures and the equity interests of wholly-owned Subsidiaries.

(g)         As of the Original Effective Date, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 4.06(f), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.

Section 4.07        Financial Statements.

(a)         (i) The audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2021 and December 31, 2022, and the audited consolidated statement of operations, statements of stockholders’ (deficit) equity and statements of cash flows of the Company and its Subsidiaries for the year then ended, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2022, and the unaudited consolidated statement of operations and statement of cash flows of the Company and its Subsidiaries for the three-month and nine-month periods then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”), in each case of the foregoing clauses (i) and (ii) when delivered, will have been prepared, in all material respects, in accordance with GAAP consistently applied throughout the periods covered thereby and present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is or has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)         The PCAOB Audited Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the Registration Statement for filing with the SEC, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date, and will have been audited by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act. The Unaudited Interim Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the Registration Statement for filing with the SEC, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.

Section 4.08        Undisclosed Liabilities. There is no liability, debt or obligation against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Unaudited Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) disclosed in Schedule 4.08(c), (d) arising under this Agreement or the performance by the Company of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor its Subsidiaries is a party to any “off-balance sheet arrangement” (as defined in Item 2.03 of Form 8-K, as promulgated by the SEC).

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Section 4.09        Litigation and Proceedings. Except as set forth in Schedule 4.09, there are no, and since June 30, 2019 there have not been, pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against or by the Company or its Subsidiaries or, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ managers, directors or officers, or, to the knowledge of the Company, any of the Company’s employees (in each case of the foregoing in their capacities as such), or otherwise affecting the Company or its Subsidiaries or their assets, including any condemnation or similar proceedings, seeking material non-monetary relief (including any criminal Actions) or involving an amount in controversy in excess of $300,000 individually or in the aggregate. Neither the Company nor its Subsidiaries, any property, asset or business of the Company or its Subsidiaries or, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ managers, directors or officers or, to the knowledge of the Company, any of the Company’s employees (in each case of the foregoing in their capacities as such), is subject to any Governmental Order or, to the knowledge of the Company, any continuing investigation by any Governmental Authority, nor are there any unsatisfied judgments or any open injunction binding upon the Company or any of its Subsidiaries, any property, asset or business of the Company or its Subsidiaries or, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ managers, directors or officers or, to the knowledge of the Company, any of the Company’s employees (in each case in their capacities as such).

Section 4.10        Compliance with Laws.

(a)         Except as set forth on Schedule 4.10(a) and except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since June 30, 2019, have been, in compliance in all material respects with all applicable Laws. Since June 30, 2019 neither the Company nor any of its Subsidiaries has received any written notice or other written communication (official or otherwise) from any Governmental Authority (i) with respect to an alleged, actual or potential violation of, or failure to comply with, any applicable Law by the Company or any of its Subsidiaries or (ii) requiring the Company or any of its Subsidiaries to take or omit and action to ensure compliance with any applicable Law, in either case of the foregoing clauses (i) and (ii), which violation or failure to comply would, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole.

(b)         Since June 30, 2017, (i) there has been no action taken by the Company or its Subsidiaries, or, to the knowledge of the Company, any of their respective officers, directors, managers, employees, or any agent, representative or sales intermediary of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor any of its Subsidiaries has knowledge of facts indicating that the Company or any of its Subsidiaries have violated at any time or may be in violation of any Anti-Corruption Laws, (iii) neither the Company nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iv) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (v) neither the Company nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(c)         Since June 30, 2017, (i) there has been no action taken by the Company or its Subsidiaries, or, to the knowledge of the Company, any of their respective officers, directors, managers or employees of the Company or any of its Subsidiaries, in each case, acting on behalf of or for the Company or any of its Subsidiaries, in violation of any applicable Anti-Money Laundering Law, (ii) neither the Company nor any of its Subsidiaries has knowledge of facts indicating that the Company or any of its Subsidiaries have violated at any time or may be in violation of any Anti-Money Laundering Laws, (iii) neither the Company nor any of its Subsidiaries has been convicted of violating any Anti-Money Laundering Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Money Laundering Laws, (iv) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Money Laundering Law, (v) neither the Company nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Money Laundering

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Law, and (vi) neither the Company nor any of its Subsidiaries are required to maintain any licenses or registrations required by Anti-Money Laundering Laws or are subject to anti-money laundering regulations contained within the Bank Secrecy Act, 31 C.F.R. Chapter X, as a financial institution, as that term is defined therein.

(d)         The Company and its Subsidiaries have in place and have adopted reasonably designed policies and procedures to promote compliance with, and as may be required by, any applicable Anti-Corruption Law (including by the books and records and internal controls provisions of the U.S. Foreign Corrupt Practices Act), Anti-Money Laundering Law, and Sanctions.

(e)         Except as set forth on Schedule 4.10(e), since June 30, 2017, none of the Company or its Subsidiaries, or, to the knowledge of the Company, any of their respective officers, directors, managers, employees or any agent or representative thereof: (i) has been nor is a Sanctioned Person, (ii) has (acting for or on behalf of the Company or any of its Subsidiaries) transacted business or engaged in any transactions with or for the benefit of a Sanctioned Person in each case in violation of applicable Sanctions nor otherwise violated applicable Sanctions, nor (iii) to the Company’s knowledge has violated any applicable Ex-Im Law.

(f)          Except as set forth on Schedule 4.10(f), to the knowledge of the Company, the Company and its Subsidiaries have not been, since June 30, 2017, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions, Ex-Im Laws, or the Company’s policies, procedures and controls for compliance with the foregoing Laws.

Section 4.11        Intellectual Property.

(a)         Schedule 4.11(a) sets forth, as of the Original Effective Date, all Owned Intellectual Property that is registered or issued (the “Registered Intellectual Property”) or the subject of a pending application. Each item of Registered Intellectual Property is valid, subsisting and, to the knowledge of the Company, enforceable.

(b)         The Company or one of its Subsidiaries: (i) is the sole and exclusive owner of all Owned Intellectual Property free and clear of all Liens, other than Permitted Liens, and (ii) has a valid and enforceable written license or other valid right to use all other Company Intellectual Property. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company Intellectual Property shall be available for use by the Surviving Subsidiary Company immediately after the Acquisition Merger Closing Date on identical terms and conditions to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Acquisition Merger Closing Date.

(c)         The Company and its Subsidiaries undertake commercially reasonable efforts to maintain all material Owned Intellectual Property, including to protect the confidentiality of any material Trade Secrets included in the Owned Intellectual Property. To the knowledge of the Company, no such Trade Secrets have been disclosed or authorized to be disclosed to any Person, other than in the ordinary course of business pursuant to an enforceable written confidentiality and non-disclosure agreement.

(d)         Except as set forth on Schedule 4.11(d), (i) the Owned Intellectual Property as used by the Company and its Subsidiaries in the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate and has not in the past three (3) years infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any third party, and (ii) there are no proceedings pending or threatened in writing (including in the form of offers or invitations to obtain a license), as of the Original Effective Date, against the Company or any Subsidiary by any third party alleging any such infringement, misappropriation, dilution or other violation of Intellectual Property owned by such third party in the conduct of the Company’s business. To the knowledge of the Company, no third party is infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property, except for such infringements, misappropriations, dilutions and other violations that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e)         No director, officer or employee of the Company has any ownership interest in any of the material Owned Intellectual Property. All Persons who have participated in or contributed to the creation or development of any material Owned Intellectual Property have executed written agreements pursuant to which all of such Person’s right, title and interest in and to any such Owned Intellectual Property has been irrevocably assigned (by a present tense assignment) to the Company or one of its Subsidiaries (or all such right, title, and interest vested in the Company or one of its Subsidiaries by operation of Law). No such Person has asserted in writing or, to the knowledge of the Company, orally, an ownership interest or other rights in or to any Owned Intellectual Property.

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(f)          Except as set forth on Schedule 4.11(f), no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any material Owned Intellectual Property in a manner that would give any such government, university, college, or other educational institution or research center an ownership interest in any such material Owned Intellectual Property.

Section 4.12        Information Technology.

(a)         The IT Systems (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries for the operation of its business as currently conducted, except in each case as would not, individually or in the aggregate, reasonably be expected to have a material impact on the Company and its Subsidiaries and (ii) to the knowledge of the Company, are free from material defects, deficiencies, vulnerabilities, errors, disabling mechanisms, viruses, time locks, Trojan horses, malware or other contaminants or corruptants, in each case, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

(b)         The Company and its Subsidiaries (i) take commercially reasonable actions designed to protect the confidentiality, integrity, availability, of its IT Systems, and (ii) have in place adequate security controls, incident response plans, and disaster recovery plans and procedures for its IT Systems within their operational control, in each case (i) and (ii), except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

(c)         To the knowledge of the Company, since June 30, 2020, there has been no material security breach or unauthorized access to the IT Systems that resulted in the unauthorized use, misappropriation, modification, encryption, corruption, disclosure or transfer of any information or data contained therein, in each case that has resulted in or is reasonably likely to result in material liability to Company and its Subsidiaries, taken as a whole.

Section 4.13        Data Protection.

(a)         To the knowledge of the Company, the Company’s and its Subsidiaries’ comply in all material respects with, and since June 30, 2020, has complied in all material respects with, (i) the provisions relating to data privacy, data protection, or data security of any material Contract to which any of them is a party, (ii) each of their external published privacy policies, (iii) and all applicable Privacy Laws.

(b)         Since June 30, 2020, and to the knowledge of the Company, the Company and its Subsidiaries have not received any material: (i) written complaints, (ii) written notices of investigation or regulatory audit, (iii) written claims from any Governmental Authority or (iv) any Actions by consumers or other entities, relating to any Privacy Laws, nor, to the knowledge of the Company, have any such complaints, investigations, regulatory audits, claims or Actions been threatened against them.

(c)         The Company and its Subsidiaries have taken commercially reasonable steps designed to ensure that all Personal Information is protected in all material respects against a Security Incident. Since June 30, 2020, and to the knowledge of the Company there have been no material Security Incident that either (i) pursuant to any applicable legal requirement, would require the Company or a Subsidiary to notify customers or employees of such Security Incident or (ii) has resulted in or is reasonably likely to result in material liability to the Company and its Subsidiaries, taken as a whole.

Section 4.14        Contracts; No Defaults.

(a)         Schedule 4.14(a) contains a listing of all Contracts (other than purchase orders) described in clauses (i) through (xxii) below to which, as of the Original Effective Date, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound (those Contracts required to be listed, the “Material Contracts”). True, correct and complete copies of the Material Contracts, including amendments thereto, have been delivered to or made available to SPAC or its agents or representatives. The Material Contracts include:

(i)          each Contract with a vendor of the Company or its Subsidiaries that required payment to such vendor by the Company and its Subsidiaries (taken together) for the year ended December 31, 2021 of an aggregate amount exceeding $3,400,000 (the “Vendor Contracts”);

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(ii)         any Contract providing for the grant by the Company of rights to market or sell the Company’s or its Subsidiaries’ services on behalf of the Company or its Subsidiaries to any other Person, in each case having consideration paid or payable by the Company or its Subsidiaries in an amount exceeding $1,000,000, in the aggregate, the year ended December 31, 2021;

(iii)        each collective bargaining agreement or other labor-related Contract with any labor union, labor organization or works council;

(iv)        any Contract pursuant to which the Company or any of its Subsidiaries (A) licenses from a third party any rights to use Intellectual Property that are material to the business of the Company and its Subsidiaries, taken as a whole (other than (1) click-wrap, shrink-wrap, and off-the-shelf software (including software-as-a-service) licenses or agreements, and any other software licenses that are commercially available on reasonable terms to the public generally (including Open Source Materials), (2) rights to use confidential information in confidentiality and commercial agreements entered in the ordinary course, (3) licenses to use background Intellectual Property of any employee or consultant, (4) licenses to user-generated content and other materials provided by users or customers of the Company’s products and services, and (5) licenses that are incidental to the sale, purchase, or lease of any products or services) or (B) licenses granted by the Company or any of its Subsidiaries to a third party to use Owned Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole (other than non-exclusive licenses granted to customers, suppliers or service providers in the ordinary course of business);

(v)         any Contract which (A) expressly restricts in any material respect or contains any express material limitations on the ability of the Company or its Subsidiaries to compete in any line of business or in any geographic territory or any period of time in which any of them may engage in any business or to sell or purchase from any Person, or (B) would require the disposition of any material assets or line of business of the Company or any Subsidiary (or, after the Acquisition Merger Effective Time, the Surviving Corporation or one of its Subsidiaries or successors or assigns);

(vi)        any Contract under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit or loaned an amount to, or received a loan, note, or other instrument, agreement, or arrangement for or relating to the borrowing of money from, any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business), in each case of clauses (A), (B) and (C), in an amount in excess of $1,000,000 of committed credit;

(vii)       any guaranty in favor of a third party (other than a Subsidiary of the Company) by the Company or its Subsidiary of any obligation of another in excess of $1,000,000;

(viii)      any Contract that contains an existing obligation (contingent or otherwise) to pay any amounts in respect of purchase price adjustment, earn-outs, deferred payments or similar obligation, in each case, in connection with the acquisition of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(ix)        any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or its Subsidiaries since June 30, 2020, of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(x)         any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $500,000 or, together with all related Contracts, in excess of $1,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

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(xi)        any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.14 pursuant to which the Company recognized or expected to result in revenue or generated expenditures in excess of $300,000 in the calendar year ended December 31, 2021 or any subsequent calendar year;

(xii)       any Company Affiliate Agreement that will not be terminated at or prior to the Acquisition Merger Closing;

(xiii)      any Contract made other than in the ordinary course of business providing for (i) the grant of any preferential rights of first offer or first refusal to purchase or lease any material asset of the Company or any Subsidiary, or (ii) providing for any exclusive right to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of the Company and any Subsidiary;

(xiv)      any Contract under which the Company has agreed to purchase goods or services for more than $1,000,000 in any fiscal year from a vendor, supplier or other Person on a “most favored nation” basis;

(xv)       any Contract with any Governmental Authority to which the Company or any of its Subsidiaries is a party, other than any Material Permits;

(xvi)      any Contract entered into outside the ordinary course of business, containing any indemnification, warranty, support, maintenance, or service that represents a material obligation of the Company or any Subsidiary to pay an amount in excess of $300,000;

(xvii)     any Contract providing for the employment or consultancy of any Person on a full-time, part-time, consulting or other basis or otherwise providing base compensation to any officer, director, employee or consultant in excess of $250,000 per year;

(xviii)    any Contract requiring the Company or any of its Subsidiaries to register any equity interests under the applicable Securities Laws;

(xix)      any Contract under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of the Company or any of its Subsidiaries;

(xx)       any settlement, conciliation or similar Contract relating to an Action of the Company or its Subsidiaries that has been entered into since June 30, 2020 and (A) contemplates payment by the Company or its Subsidiaries of any amount in excess of $300,000 or (B) were brought by an equityholder or Affiliate of the Company or its Subsidiaries;

(xxi)      any Contract establishing or governing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole; and

(xxii)     any Contract not otherwise described in any other subsection of this Section 4.14(a) that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b)         With respect to each Contract of the type described in Section 4.14(a), whether or not set forth on Schedule 4.14(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since December 31, 2020, neither the Company nor its Subsidiaries

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have received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), (v) since December 31, 2020, neither the Company nor its Subsidiaries have received written notice from any other party to any Vendor Contract that such party intends to materially reduce or modify its relationship with the Company or any of its Subsidiaries, and (vi) since December 31, 2020, through the Original Effective Date, neither the Company nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 4.15        Company Benefit Plans.

(a)         Schedule 4.15(a) sets forth a complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, in each case, that is maintained, sponsored or contributed to by the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries has any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but not including any Multiemployer Plan.

(b)         With respect to each material Company Benefit Plan, the Company has delivered or made available to SPAC correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable, (i) the current plan document and any amendments thereto and any trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable), (iv) for the most recent year, the actuarial valuations (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority), and (vi) any non-routine correspondence with any Governmental Authority since January 1, 2019.

(c)         Each Company Benefit Plan has, in all material respects, complied with, and has been administered in all material respects in compliance with, its terms and all applicable Laws, including ERISA, the PPACA and the Code. All contributions required to be made under the terms of any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements.

(d)         Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. To the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

(e)         Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, ERISA Affiliates has sponsored, maintained, contributed to, within the six years prior to the Original Effective Date nor was required to contribute to, or has any direct or contingent liability with respect to, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or any plan subject to Title IV of ERISA. No circumstance or condition exists that could result in an obligation of the Company or any of its Subsidiaries to pay money to any Multiemployer Plan or other pension plan that is subject to Title IV of ERISA or the Pension Benefit Guaranty Corporation. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

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(f)          Neither the Company nor any of its Subsidiaries has any obligations to provide any post-employment health, medical or life insurance benefits for any employee or service provider, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any other applicable law, and at the expense of such employee or service provider.

(g)         With respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened.

(h)         Except as set forth on Schedule 4.15(h), neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (either alone or in combination with another event) will (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Acquisition Merger Effective Time, (vi) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(i)          Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is in all material respects in documentary compliance with, and has been operated in all material respects in compliance with Section 409A of the Code and all applicable regulations and notices issued thereunder. No Company Benefit Plan or other arrangement provides for the gross-up of any Taxes imposed by Section 4999 or 409A of the Code.

Section 4.16        Labor Matters.

(a)         (i) Neither the Company nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or its Subsidiaries, (ii) to the knowledge of the Company, no labor union or organization, works council or group of employees of the Company or its Subsidiaries has made a pending written demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority, and (iv) to the knowledge of the Company, no union organizing activities have occurred with respect to employees of the Company or any Subsidiary since January 1, 2020.

(b)         Each of the Company and its Subsidiaries (i) has complied in all material respects with all applicable Laws regarding labor, employment, employment practices, social security and Tax matters in connection with employees and independent contractors, including all Laws respecting terms and conditions of employment, health and safety, non-discrimination, harassment, wages and hours, immigration, child labor, privacy, disability rights or benefits, equal opportunity, plant closures and layoffs (including, but not limited to, the WARN Act), affirmative action, workers’ compensation, labor relations, right to organize and to bargain collectively, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees and unemployment insurance, and (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved, and (iii) has not experienced any actual or, to the knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company or its Subsidiaries.

(c)         Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

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(d)         To the knowledge of the Company, no employee of the Company or its Subsidiaries at the level of senior vice president or above is in violation of any term of any employment agreement, non-disclosure agreement, non-competition agreement, restrictive covenant obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information of such former employer.

(e)         In the past two (2) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Worker Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations. The Company and its Subsidiaries have not engaged in layoffs or furloughs or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2020 through the Original Effective Date.

(f)          True and complete information as to the name, current job title and compensation of each current director and executive of the Company and its Subsidiaries has been made available to SPAC. As of the Original Effective Date, to the knowledge of the Company, no current executive or key employee with an annual salary in excess of $250,000, has given notice of termination of employment or otherwise disclosed plans to terminate employment or engagement with the Company or its Subsidiaries within the next twelve (12) months.

(g)         In the past three (3) years, (i) no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the knowledge of the Company, threatened to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other employee at the level of Vice President or above.

Section 4.17        Taxes.

(a)         Except as set forth on Schedule 4.17:

(i)          All income and other material Tax Returns required by Law to be filed by the Company and its Subsidiaries and the Joint Ventures have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such material Tax Returns are true, correct and complete in all material respects.

(ii)         All material amounts of Taxes owed by the Company and its Subsidiaries and the Joint Ventures have been timely paid.

(iii)        Each of the Company and its Subsidiaries has (A) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (B) remitted such Taxes required to have been remitted to the appropriate Governmental Authority.

(iv)        Neither the Company nor any of its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to any material Taxes. Neither the Company nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of any material Taxes other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(v)         Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

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(vi)        None of the Company, any of its Subsidiaries, the Surviving Corporation, and the Surviving Subsidiary Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Acquisition Merger Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Acquisition Merger Closing Date and made prior to the Acquisition Merger Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Acquisition Merger Closing; (C) installment sale or open transaction disposition made prior to the Acquisition Merger Closing; or (D) prepaid amount received or deferred revenue realized prior to the Acquisition Merger Closing (other than such amounts received or realized in the ordinary course of business).

(vii)       There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(viii)      Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor or (C) by Contract (except, in each case, for any such contracts that are commercial agreements not primarily relating to Taxes).

(ix)        Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial agreements not primarily relating to Taxes).

(x)         Neither the Company nor any of its Subsidiaries has a permanent establishment in any country other than its jurisdiction of formation, and has not engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(xi)        Each of the Company and its U.S. Subsidiaries is, and has at all times since its formation been, properly classified as a partnership (and not as a publicly traded partnership within the meaning of Section 7704(b) of the Code) or disregarded entity for U.S. federal and applicable state and local income tax purposes. The U.S. federal income tax classification of the Company’s non-U.S. Subsidiaries and the Joint Ventures (and any entity classification election made with respect thereto) are set forth in Schedule 4.17(xi).

(xii)       Neither the Company nor any of its Subsidiaries has made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply to the Company or any of its Subsidiaries (whichever is applicable) at any earlier date than is required by applicable Law.

(xiii)      Neither the Company nor any of its Subsidiaries has (i) made an election to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020 or (ii) obtained a loan under 15 U.S.C. 636(a)(36), in each case, that remains outstanding.

(xiv)      Neither the Company nor any of its Subsidiaries will be required to pay any Tax after the Acquisition Merger Closing Date as a result of an election made pursuant to Section 965(h) of the Code with respect to the applicable non-U.S. Subsidiaries of the Company.

(xv)       None of the Company’s non-U.S. Subsidiaries or Joint Ventures is a “controlled foreign corporation” within the meaning of Section 957 of the Code and none of the Company or any of its U.S. Subsidiaries is a stockholder, directly or indirectly, in a controlled foreign corporation.

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(b)         Neither the Company nor any of its Subsidiaries has taken any action that, nor are there any facts, circumstances or plans concerning solely the Company, any of its Subsidiaries, Pubco and/or Merger Sub that, either alone or in combination, would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

Section 4.18        Brokers’ Fees. Except as described on Schedule 4.18, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

Section 4.19        Real Property; Assets.

(a)         Except as set forth on Schedule 4.19(a), neither the Company nor any Subsidiary of the Company owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or material interest therein.

(b)         Schedule 4.19(b) contains a true, correct and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries for which the Company or its Subsidiaries is required to make aggregate payments in excess of $300,000 annually (the “Leased Real Property”). The Company has made available to SPAC true, correct and complete copies of the material leases, subleases, licenses and occupancy agreements (including all amendments thereto and guaranties thereof) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property.

(c)         Each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Real Estate Lease Document is in full force and effect, (ii) has not been amended or modified except as reflected in the Real Estate Lease Documents made available to SPAC and (iii) to the knowledge of the Company, covers the entire estate it purports to cover and, subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the Transactions by the Company, upon the consummation of the Transactions, will entitle SPAC or its Subsidiaries to the exclusive use (subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

(d)         Except as would not reasonably be material and adverse to the Company and its Subsidiaries, taken as a whole, there has been no default or breach by (i) the Company or its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, that is presently existing under any Real Estate Lease Documents. Neither the Company nor its Subsidiaries has received written notice of material default or breach under any Real Estate Lease Document which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Lease Document by the Company or its Subsidiaries or by the other parties thereto. Neither the Company nor its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property which is still in effect. Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or its Subsidiaries has a good and valid leasehold title to each Leased Real Property subject only to Permitted Liens.

(e)         Neither the Company nor its Subsidiaries has received any written notice that remains outstanding as of the Original Effective Date that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

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(f)          The Leased Real Property constitutes all real property currently used in the business of the Company or its Subsidiaries.

(g)         Except for Permitted Liens and except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have good and valid title to all tangible assets and intangible assets of the Company and its Subsidiaries for use in the business as currently conducted as of the Original Effective Date, and the assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the assets reasonably necessary for the continued conduct of the business after the Acquisition Merger Closing in the ordinary course. As of the Original Effective Date, all such assets are free and clear of all Liens, except for Permitted Liens, and have been maintained in the ordinary course of business, are in good operating condition, subject to normal wear and tear, and are suitable for the purposes for which they are currently used, except where such Lien or condition of an asset would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.20        Environmental Matters. Except as had not had and would not reasonably be expected to result in a Material Adverse Effect:

(a)         the Company and its Subsidiaries are and, since June 30, 2019, have been in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying with all material Permits required pursuant to Environmental Law for the operation of the business and the Leased Real Properties. The Company and its Subsidiaries have not, since June 30, 2019, received any written notice from any Governmental Authority related to any actual or alleged violation of any Environmental Law or Environmental Permit or any material liability arising under any Environmental Law or any investigation, remediation or corrective obligation, in each case arising under any Environmental Law, relating to the Company or its Subsidiaries or their facilities, the subject of which is unresolved;

(b)         there has been no Release of any Hazardous Materials at, in, on or under any Leased Real Property, and neither the Company nor its Subsidiaries have generated, stored, handled, used, processed, transported, Released or disposed of, or exposed any person to, Hazardous Materials at, in, on or under the Leased Real Property or off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property, except in each case as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries;

(c)         neither the Company nor its Subsidiaries is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d)         no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law or any Environmental Permit, nor has the Company or its Subsidiaries received any notice of any remediation or corrective obligation, except in each case as would not reasonably be expected to be material to the Company or any of its Subsidiaries;

(e)         neither the Company nor any Subsidiary has assumed by contract or operation of Law any liability of any other Person arising under Environmental Law, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries;

(f)          no consent, approval, or authorization of, or any declaration, notice, filing, or registration with, any Governmental Authority is required in connection with the transfer of any Permit issued pursuant to any Environmental Law (“Environmental Permits”) as a result of the consummation of the transactions contemplated under this Agreement. To the knowledge of the Company, there are no pending, proposed, or required changes to any Environmental Permits such that the Company or any of its Subsidiaries is reasonably expected to incur any material costs outside the ordinary course of business (including for capital expenditures, process changes, or changes in materials usage) to achieve or ensure material compliance with any such Environmental Permit; and

(g)         the Company has made available to SPAC all material environmental reports (including but not limited to any Phase I or Phase II environmental site assessments), audits, environmental investigations, assessments, sampling, tests, and studies relating to the Leased Real Property or any other location for which the Company is reasonably likely to incur liability pursuant to Environmental Law and are in the Company’s possession or reasonable control.

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Section 4.21        Absence of Changes.

(a)         Since December 31, 2021, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b)         Except as set forth on Schedule 4.21, from March 31, 2022 through the Original Effective Date, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices and (ii) have not taken any action that would have required the prior written consent of SPAC under Section 6.01 if such action had been taken on or after the Original Effective Date and prior to the Acquisition Merger Effective Time.

Section 4.22        Affiliate Agreements. Except as set forth on Schedule 4.22 and except for in the case of any employee, officer or director, any employment Contract or Company Benefit Plans made in the ordinary course of business consistent with past practice, none of the Company or any of its Subsidiaries is a party to any transaction or Contract with any (a) present or former executive officer or director of any of the Company or its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”); provided that in each case of the foregoing, excluding any transaction or Contract between or among the Company’s Subsidiaries or between or among the Company and any of its Subsidiaries.

Section 4.23        Internal Controls. Since June 30, 2020, neither the Company nor any of its Subsidiaries has received any written complaint or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Company or any of its Subsidiaries, (ii) a “material weakness” in the internal controls over financial reporting of the Company or any of its Subsidiaries or (iii) fraud, regardless of whether material, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company or any of its Subsidiaries. Except as set forth on Schedule 4.23, the Company and its Subsidiaries maintain systems of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.24        Permits. The Company and its Subsidiaries have all material Permits (the “Material Permits”) that are required to own, lease or operate their properties and assets and to conduct their business as currently conducted, except where the failure to obtain the same has not had or would not, individually or in the aggregate, reasonably be material to the Company and its Subsidiaries, taken as a whole. Except as has not had or would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms and is not subject to any conditions (except for those conditions set forth on the face of the applicable Material Permit), (b) no outstanding notice of revocation, cancellation, termination, suspension or adverse modification of any Material Permit has been received by the Company or its Subsidiaries, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration will not be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Material Permit and (e) each of the Company and its Subsidiaries is, and since June 30, 2020 has been, in compliance with all Material Permits applicable to the Company or its Subsidiaries. The Company has made available to SPAC all Material Permits.

Section 4.25        Company Financing Agreement. The Company Financing Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and to the knowledge of the Company no withdrawal, termination, amendment or modification is contemplated by Katmandu or the Company. The Company Financing Agreement is a legal, valid and binding obligation of the Company and, to knowledge of the Company, Katmandu, and, to the knowledge of the Company, Katmandu has received irrevocable commitments from investors equal to or greater than the Private Placement Investment Amount, and to the knowledge

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of the Company, such commitments are legal, valid and enforceable obligations of those investors. As of the Original Effective Date, the Company does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Company Financing Agreement not being satisfied, or the Private Placement Investment Amount not being available to the Company, prior to the consummation of the Acquisition Merger. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Company under any material term or condition of the Company Financing Agreement and, as of the Original Effective Date, the Company has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in the Company Financing Agreement. The Company Financing Agreement contains all of the conditions precedent (other than the conditions contained in this Agreement or the Ancillary Agreements) to the obligations of Katmandu to contribute to the Company the Private Placement Investment Amount.

Section 4.26        Information Supplied. None of the information relating to the Company or its Subsidiaries supplied by the Company, Pubco or Merger Sub, or by any other Person acting on behalf of the Company, Pubco or Merger Sub, in writing specifically for inclusion or incorporation by reference in the Registration Statement or Proxy Statement will, as of the time the Registration Statement becomes effective under the Securities Act (in the case of the Registration Statement) and as of the date the Proxy Statement is first mailed to the SPAC Stockholders and at the time of the Special Meeting (in the case of the Proxy Statement), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.26, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company, Pubco or Merger Sub for use therein.

Section 4.27        Insurance. To the knowledge of the Company, there are no events, circumstances or other liabilities that give rise to a material claim under any material insurance policies. With respect to each such material insurance policy, except as has not had or would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Acquisition Merger Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) neither the Company nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the Original Effective Date, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

Section 4.28        COVID-19. Except as set forth in Schedule 4.28, none of the Company or any of its Subsidiaries has sought material benefits or relief from any COVID-19-related programs (including the federal Paycheck Protection Program) or under any other COVID-19-related Laws.

Section 4.29        Customers and Suppliers.

(a)         Schedule 4.29(a) sets forth the top ten (10) customers (by revenue) of the Company and its Subsidiaries for the year ended December 31, 2021 (collectively, the “Material Customers”) and the amount of consideration paid to the Company or such Subsidiary by each Material Customer during such periods. To the knowledge of the Company as of the Original Effective Date, no such Material Customer has expressed in writing to the Company or any Subsidiary (i) its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Company or a Subsidiary, taken as a whole, or (ii) that the Company or such Subsidiary is in material breach of the terms of any Contract with any such Material Customer. To the knowledge of the Company as of the Original Effective Date, no Material Customer is asserting or threatening in writing a force majeure event or provided written notice of an anticipated inability to perform, in whole or in part, arising out of the COVID-19 pandemic with respect to a material Contract.

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(b)         Schedule 4.29(b) sets forth the top ten (10) vendors to and/or suppliers of the Company and its Subsidiaries (by spend amount) for the year ended December 31, 2021 (collectively, the “Material Suppliers”) and the amount of consideration paid to each Material Supplier by the Company or such Subsidiary during such periods. To the knowledge of the Company as of the Original Effective Date, no such Material Supplier has expressed in writing to the Company or any Subsidiary (i) its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Company or a Subsidiary, taken as a whole, or (ii) that the Company or such Subsidiary is in material breach of the terms of any Contract with such Material Supplier. To the knowledge of the Company as of the Original Effective Date, no Material Supplier is asserting or threatening in writing a force majeure event or provided written notice of an anticipated inability to perform, in whole or in part, arising out of the COVID-19 pandemic with respect to a material Contract.

Section 4.30        Business Activities.

(a)         Since their organization, neither Pubco nor Merger Sub have conducted any business activities other than activities directed toward the accomplishment of the Transactions. Except as set forth in the Pubco Organizational Documents and the Merger Sub Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon Pubco or Merger Sub or to which Pubco or Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Pubco or Merger Sub or any acquisition of property by Pubco or Merger Sub or the conduct of business by Pubco or Merger Sub as currently conducted or as contemplated to be conducted as of the Acquisition Merger Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Pubco or Merger Sub to enter into and perform its obligations under this Agreement.

(b)         Pubco and Merger Sub do not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)         Pubco and Merger Sub were formed solely for the purpose of consummating the Transactions and have not engaged in any business activities or conducted any operations other than in connection with the Transactions and have no, and at all times prior to the Acquisition Merger Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

Section 4.31        No Additional Representations and Warranties; No Outside Reliance. Each of the Company, Pubco and Merger Sub acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities and properties of SPAC. In making its determination to proceed with the Transactions (including the Mergers), each of the Company, Pubco and Merger Sub has relied on (a) the results of its own independent investigation and (b) the representations and warranties of SPAC expressly and specifically set forth in this Agreement (as modified by the Schedules) or any certificate delivered in accordance with Section 9.03(c). Each of the Company, Pubco and Merger Sub hereby acknowledges that such representations and warranties by SPAC constitute the sole and exclusive representations and warranties of SPAC to the Company, Pubco and Merger Sub in connection with the Transactions (including the Mergers), and each of the Company, Pubco and Merger Sub understands, acknowledges and agrees that: (i) all other representations and warranties of any kind or nature, express or implied, (including but not limited to any representations and warranties as to the condition, value or quality of SPAC or SPAC’s assets or liabilities or prospects, any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to SPAC’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent) are specifically disclaimed by the Company, Pubco and Merger Sub; (ii) no Person has been authorized by SPAC to make any representations or warranties relating to any of SPAC, its Subsidiaries or the business of SPAC or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon by the Company, Pubco or Merger Sub as having been authorized by SPAC and shall not be deemed to have been made by SPAC; and (iii) except to the extent SPAC may have so represented and warranted expressly and specifically in this Agreement or any certificate delivered in accordance with Section 9.03(c), no representation or warranty whatsoever is or has been made by or on behalf of SPAC in respect of the accuracy or completeness of any information provided to the Company, Pubco, Merger Sub or their respective Representatives by or on behalf of SPAC or its Representatives.

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Article V

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in the SPAC Schedules (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the SPAC SEC Reports filed or furnished by SPAC on or after December 30, 2020 (excluding (x) any disclosures in such SPAC SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto), SPAC represents and warrants to the Company, Pubco and Merger Sub as follows:

Section 5.01        Corporate Organization.

(a)         SPAC is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of SPAC previously made available by SPAC to the Company are true, correct and complete and are in effect as of the Original Effective Date. SPAC is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. SPAC is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement and consummate the Transactions.

Section 5.02        Due Authorization.

(a)         SPAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and (subject to SPAC’s receipt of the SPAC Stockholder Approvals (in the case of SPAC)) to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements by SPAC and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the SPAC Board, and upon receipt by SPAC of the SPAC Stockholder Approval, no other corporate or equivalent proceeding on the part of SPAC is necessary to authorize this Agreement or such Ancillary Agreements or SPAC’s performance hereunder or thereunder. This Agreement has been, and each such Ancillary Agreement will be, duly and validly executed and delivered by SPAC and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)         The affirmative vote of a majority of the votes cast by holders of SPAC Common Stock, voting together as a single class, at the Special Meeting shall be required to approve each of the Proposals (including any separate or unbundled advisory proposals as are required to implement the foregoing), with each share of SPAC Common Stock entitling its holder to cast one (1) vote at the Special Meeting (the approval by SPAC Stockholders of all of the foregoing, collectively, the “SPAC Stockholder Approval”) and, assuming a quorum is present at the Special Meeting, the SPAC Stockholder Approval is the only vote of any holders of SPAC’s capital stock necessary in connection with the entry into this Agreement by SPAC and the consummation of the transactions contemplated hereby (except for the transactions contemplated by Section 8.14), including the Mergers.

(c)         At a meeting duly called and held on the Amendment Date, the SPAC Board, at a meeting with a quorum, by a unanimous vote of all board members present: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of SPAC and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account

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(less any deferred underwriting commissions and Taxes payable on interest earned) as of the Amendment Date; (iii) approved the Transactions as a Business Combination; and (iv) resolved to recommend to the SPAC Stockholders approval of each of the matters requiring SPAC Stockholder Approval.

Section 5.03        No Conflict. Subject to the receipt of the SPAC Stockholder Approval and the consents, approvals, authorizations and other requirements set forth in Section 5.08, the execution, delivery and performance of this Agreement by SPAC and the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the SPAC Organizational Documents, any organizational documents of any Subsidiaries of SPAC, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to SPAC or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any material Contract to which SPAC or any its Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected, (d) result in the creation of any Lien upon any of the properties or assets of SPAC or (e) result in the triggering, acceleration, vesting or increase of any equity security of SPAC pursuant to any SPAC Material Contract, except in the case of clauses (b), (c), (d) or (e) above, for such violations, conflicts, breaches or defaults which has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement and consummate the Transactions. For the avoidance of doubt, payments required to be made to a Redeeming Stockholder and the payment of any Taxes owed by SPAC in connection with such payments, shall not be a breach of this Section 5.03.

Section 5.04        Litigation and Proceedings. As of the Original Effective Date, there are no pending or, to the knowledge of SPAC, threatened, Actions and, to the knowledge of SPAC, there are no pending or threatened investigations, in each case, against SPAC, or otherwise affecting SPAC or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon SPAC which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement and consummate the Transactions.

Section 5.05        Compliance with Laws.

(a)         SPAC and its Subsidiaries are, and since their incorporation or organization, as applicable, have been, in compliance in all material respects with all applicable Laws. Neither SPAC nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by SPAC or its Subsidiaries at any time since their incorporation or organization, as applicable.

(b)         Since December 30, 2020, (i) there has been no action taken by SPAC, its Subsidiaries, or, to the knowledge of SPAC, any officer, director, manager, employee, agent or representative of SPAC or its Subsidiaries, in each case, acting on behalf of SPAC or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither SPAC nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither SPAC nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither SPAC nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

Section 5.06        Employee Benefit Plans. None of SPAC, or its Subsidiaries maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other material, written plan, policy, program, arrangement or agreement (other than standard employment agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other

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service provider, including all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which SPAC or its Subsidiaries have no remaining obligations or liabilities (collectively, the “SPAC Benefit Plans”) and neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director, officer or employee of SPAC or its Subsidiaries, or (ii) result in the acceleration, vesting or creation of any rights of any stockholder, director, officer or employee of SPAC or its Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

Section 5.07        Employees. Other than any officers as described in the SPAC SEC Reports and consultants and advisors in the ordinary course of business or in connection with SPAC’s or Sponsor’s identification, evaluation, negotiation or consummation of a Business Combination, SPAC has never employed any employees or retained any contractors.

Section 5.08        Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of SPAC with respect to SPAC’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, Securities Laws and any Approved Exchange, (b) the filing with the Secretary of State of the State of Delaware of the Certificates of Merger and (c) those disclosed on Schedule 4.05.

Section 5.09        Financial Ability; Trust Account.

(a)         As of the Original Effective Date, there is at least $222,300,000 invested in a trust account at JP Morgan Chase Bank, N.A. (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated March 11, 2021, by and between SPAC and the Trustee (as amended from time to time, the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Except as permitted pursuant to this Agreement, the Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. Except as disclosed in the SPAC SEC Reports, there are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate or (ii) entitle any Person (other than (x) any SPAC Stockholder who is a Redeeming Stockholder and (y) deferred underwriting fees payable upon consummation of a Business Combination to the underwriters of SPAC’s initial public offering) to any portion of the proceeds in the Trust Account. Prior to Acquisition Merger Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, SPAC Organizational Documents and SPAC’s final prospectus dated March 15, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 or are held in cash deposits. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of SPAC, threatened with respect to the Trust Account. Since March 15, 2021, SPAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement or payments to any SPAC Stockholder who is a Redeeming Stockholder). Following the Acquisition Merger Effective Time, no SPAC Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Stockholder is a Redeeming Stockholder.

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(b)         As of the Original Effective Date, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, and other than any amounts that may be due to a Redeeming Stockholder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Acquisition Merger Closing Date after the Acquisition Merger Effective Time.

(c)         Except as set forth on SPAC Schedule 5.09(c), as of the Original Effective Date, SPAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 5.10        Taxes.

(a)         All income and other material Tax Returns required by Law to be filed by SPAC have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such material Tax Returns are true, correct and complete in all material respects.

(b)         All material amounts of Taxes owed by SPAC have been timely paid.

(c)         SPAC has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such Taxes required to have been remitted to the appropriate Governmental Authority.

(d)         SPAC is not currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to any material Taxes. SPAC has not received any written notice from a Governmental Authority of a proposed deficiency of any material Taxes other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where SPAC does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of SPAC, and no written request for any such waiver or extension is currently pending.

(e)         SPAC (or any predecessor thereof) has never constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code.

(f)          SPAC has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g)         SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Acquisition Merger Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Acquisition Merger Closing Date and made prior to the Acquisition Merger Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Acquisition Merger Closing; (C) installment sale or open transaction disposition made prior to the Acquisition Merger Closing; (D) prepaid amount received or deferred revenue realized prior to the Acquisition Merger Closing; or (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Acquisition Merger Closing.

(h)         There are no Liens with respect to Taxes on any of the assets of the SPAC, other than Permitted Liens.

(i)          SPAC has no liability for the Taxes of any Person (other than SPAC) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for any such contracts that are commercial agreements not primarily relating to Taxes).

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(j)          SPAC is not a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial agreements not primarily relating to Taxes).

(k)         SPAC has at all times since the date of its formation been classified as a corporation for U.S. federal income tax purposes.

(l)          SPAC does not have a permanent establishment in any country other than its jurisdiction of formation, and has not engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(m)        SPAC has not taken any action that, nor are there any facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

Section 5.11        Brokers’ Fees. Except for fees previously disclosed by SPAC to the Company to be paid to the Persons described on SPAC Schedule 5.11, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by SPAC or any of its Affiliates, including Sponsor.

Section 5.12        SPAC SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a)         SPAC has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since March 18, 2021 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SPAC SEC Reports”). None of the SPAC SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the Original Effective Date or the SPAC Merger Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SPAC SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b)         SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established, including timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(c)         SPAC has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP.

(d)         There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

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(e)         Except as set forth on SPAC Schedule 5.12(e), neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(f)          To the knowledge of SPAC, as of the Original Effective Date, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the Original Effective Date is subject to ongoing SEC review or investigation as of the Original Effective Date.

(g)         Notwithstanding anything in this Section 5.12 or otherwise in this Agreement, no representation or warranty is made as to the accounting treatment of SPAC’s issued and outstanding warrants, the classification of some SPAC Class A Common Stock as temporary or permanent equity, or as to any deficiencies in disclosure (including with respect to accounting and disclosure controls) arising from the treatment of such warrants as equity rather than liabilities or the classification of SPAC Class A Common Stock as permanent equity rather than temporary equity in SPAC’s financial statements.

Section 5.13        Business Activities; Absence of Changes.

(a)         Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment or Governmental Order binding upon SPAC or to which SPAC is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of Acquisition Merger Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b)         Except for this Agreement and the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract obligating it to consummate a transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c)         Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.02), (ii) as set forth on SPAC Schedule 5.13(c) and (iii) with respect to fees and expenses of SPAC’s legal, financial and other advisors, SPAC is not, and at no time has been, party to any Contract with any other Person that would require payments by SPAC in excess of one hundred thousand dollars ($100,000) monthly, two million dollars ($2,000,000) in the aggregate with respect to any individual Contract or more than three million dollars ($3,000,000) in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.02) and Contracts set forth on SPAC Schedule 5.13(c)).

(d)         There is no liability, debt or obligation (including any accrued and unpaid expenses), in each case that would be required to be set forth or reserved for on a balance sheet of SPAC and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, against SPAC or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on SPAC’s consolidated balance sheet for the quarterly period ended March 31, 2022 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to SPAC and its Subsidiaries, taken as a whole) or (ii) disclosed in SPAC Schedule 5.13(d). For the avoidance of doubt, payments required to be made to a Redeeming Stockholder, or any Taxes owed by SPAC in connection with such payments, shall not be deemed to be a breach of this Section 5.13(d).

(e)         Since March 31, 2022, there has not been any change, development, condition, occurrence, event or effect relating to SPAC or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of SPAC to enter into and perform its obligations under

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this Agreement and consummate the Transactions and from March 31, 2022, through the Original Effective Date, SPAC and its Subsidiaries have not taken any action that would require the consent of the Company pursuant to Section 7.02 if such action had been taken after the Original Effective Date.

Section 5.14        Information Supplied. None of the information relating to SPAC or its Subsidiaries supplied by SPAC, or by any other Person acting on behalf of SPAC, in writing specifically for inclusion or incorporation by reference in the Registration Statement or Proxy Statement will, as of the time the Registration Statement becomes effective under the Securities Act (in the case of the Registration Statement) and as of the date the Proxy Statement is first mailed to the SPAC Stockholders and at the time of the Special Meeting (in the case of the Proxy Statement), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 5.14, no representation or warranty is made by SPAC with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of SPAC for use therein.

Section 5.15        Capitalization.

(a)         As of the Original Effective Date, the authorized capital stock of SPAC consists of 401,000,000 shares of capital stock, divided into (i) 380,000,000 shares of SPAC Class A Common Stock, 22,233,687 of which are issued and outstanding as of the Original Effective Date, (ii) 20,000,000 shares of SPAC Class B Common Stock, 5,558,422 of which are issued and outstanding as of the Original Effective Date, and (iii) 1,000,000 shares of SPAC preferred stock, par value $0.0001 per share, none of which are issued and outstanding as of the Original Effective Date. 9,856,247 SPAC Warrants are issued and outstanding as of the Original Effective Date. All of the issued and outstanding shares of SPAC Common Stock and SPAC Warrants (i) have been duly authorized and validly issued and are fully paid and, in the case of SPAC Common Stock, nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the SPAC SEC Reports with respect to certain SPAC Common Stock held by Sponsor.

(b)         Except for this Agreement, the SPAC Warrants and as set forth on SPAC Schedule 5.15(b), as of the Original Effective Date, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of SPAC Common Stock or the equity interests of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, SPAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as disclosed in the SPAC SEC Reports or the SPAC Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. Other than any securities issued in connection with the Alternative Financing after the Original Effective Date or working capital loans from Sponsor, there are no outstanding bonds, debentures, notes or other Indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the SPAC Stockholders may vote. Except as disclosed in the SPAC SEC Reports, SPAC is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to SPAC Common Stock or any other equity interests of SPAC. SPAC does not own any capital stock or any other equity interests in any Person and does not have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(c)         Except as set forth in the SPAC Organizational Documents and in connection with the Transactions or any Alternative Financing after the Original Effective Date, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

Section 5.16        SPAC’s Stock Market Quotation. The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and (a) as of the Original Effective Date are listed for trading on the NYSE under the symbol “FZT” and (b) as of the Closing are listed for trading on an Approved Exchange. SPAC is in compliance in all material respects with the rules of the Approved Exchange on which the shares of SPAC Class A Common Stock are listed for trading and there is no action or proceeding pending or, to

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the knowledge of SPAC, threatened against SPAC by such Approved Exchange, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the SPAC Class A Common Stock or terminate the listing of SPAC Class A Common Stock on such Approved Exchange. Neither SPAC nor Sponsor has taken any action in an attempt to terminate the registration of the SPAC Class A Common Stock or SPAC Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.17        Contracts; No Defaults.

(a)         SPAC Schedule 5.17(a) contains a listing of (i) every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and the Original Merger Agreement) and (ii) any Contract under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of SPAC or one or more of its Subsidiaries, in each case, to which, as of the Original Effective Date, SPAC or one or more of its Subsidiaries is a party or by which any of their respective assets are bound (the “SPAC Material Contracts”). True, correct and complete copies of the SPAC Material Contracts listed on SPAC Schedule 5.17(a) have been delivered to or made available to the Company or its agents or representatives.

(b)         Except for any SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Acquisition Merger Closing Date, with respect to any Contract of the type described in SPAC Schedule 5.17(a), whether or not set forth on SPAC Schedule 5.17(a), (i) such Contracts are in full force and effect and represents the legal, valid and binding obligations of SPAC or its Subsidiaries party thereto and, to the knowledge of SPAC, represents the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of SPAC, is enforceable by SPAC or its Subsidiaries to the extent a party thereto in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case except as would not be material and adverse to SPAC, (ii) SPAC is not, nor has SPAC received written notice that any other party to such SPAC Material Contract is, in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any SPAC Material Contract to which it is a party, (iii) since March 16, 2021, SPAC has not received any written notice to terminate any SPAC Material Contract, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of SPAC, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any SPAC Material Contract by SPAC or, to the knowledge of SPAC, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since October 5, 2020, through the Original Effective Date, neither the SPAC nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 5.18        Title to Property. Except as set forth on SPAC Schedule 5.18, SPAC (a) does not own or lease any real or personal property and (b) is not a party to any agreement or option to purchase any real property, personal property or other material interest therein.

Section 5.19        Investment Company Act. SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.20        Affiliate Agreements. As of the Original Effective Date, except as set forth on SPAC Schedule 5.20 or as described in the SPAC SEC Reports, SPAC is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of SPAC, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of SPAC or (iii) any Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “SPAC Affiliate Agreement”).

Section 5.21        No Additional Representations and Warranties; No Outside Reliance. SPAC acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities and properties of the Company. In making its determination to proceed with the Transactions (including the Mergers), SPAC has relied on (i) the results of its own independent investigation and (ii) the representations and warranties of the Company expressly and specifically set forth in this Agreement (as modified by the SPAC Schedules) or any certificate delivered in accordance with Section 9.02(c). SPAC hereby acknowledges that such representations

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and warranties by the Company, Pubco and Merger Sub in Article IV constitute the sole and exclusive representations and warranties of the Company, Pubco and Merger Sub to SPAC in connection with the Transactions (including the Mergers), and SPAC understands, acknowledges and agrees that: (i) all other representations and warranties of any kind or nature, express or implied, (including but not limited to any representations and warranties as to the condition, value or quality of the Company, Pubco and Merger Sub or the Company’s, Pubco’s or Merger Sub’s assets or liabilities or prospects, any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s, Pubco’s or Merger Sub’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent) are specifically disclaimed by SPAC; (ii) no Person has been authorized by the Company, Pubco or Merger Sub to make any representations or warranties relating to any of the Company, Pubco, Merger Sub, or their respective Subsidiaries or the business of the Company, Pubco, Merger Sub or their respective Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon by SPAC as having been authorized by the Company, Pubco or Merger Sub and shall not be deemed to have been made by the Company, Pubco or Merger Sub; and (iii) except to the extent the Company, Pubco or Merger Sub may have so represented and warranted expressly and specifically in Article IV or any certificate delivered in accordance with Section 9.02(c), no representation or warranty whatsoever is or has been made by or on behalf of the Company, Pubco or Merger Sub in respect of the accuracy or completeness of any information provided to SPAC or its Representatives by or on behalf of the Company, Pubco, Merger Sub or its Representatives.

Article VI

COVENANTS OF THE COMPANY

Section 6.01        Conduct of Business. From the Original Effective Date until the earlier of the Acquisition Merger Effective Time or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to (or, in the case of Joint Ventures, shall use its reasonable best efforts to cause such Joint Venture to), except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by SPAC in writing (including email) (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), (i) use commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the current business organization, assets and ongoing business of the Company and its Subsidiaries and maintain the existing relations and goodwill of the Company and its Subsidiaries with third parties with which the Company or its Subsidiaries have material business dealings, whether they are customers, suppliers, joint venture partners, distributors, creditors, licensors or licensees, (iii) use commercially reasonable efforts to keep available the services of their present officers and key employees, and (iv) use commercially reasonable efforts to maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor; provided that no action or inaction by the Company or any of its Subsidiaries with respect to matters specifically addressed by clauses (a) through (y) below shall be deemed a breach of the foregoing unless such action or inaction would constitute a breach of such specific provision of (a) through (y) below. Except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or in connection with the Private Placement Investment or as consented to by SPAC in writing (which consent, except in regards to clauses (a), (b), (d), (i), (p), or (x) (or (y) to the extent it relates to an agreement, undertaking or commitment to take an action prohibited by such clauses) below, shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, and the Company shall cause its Subsidiaries, Merger Sub and Pubco not to (or, in the case of Joint Ventures, shall use its reasonable best efforts to cause such Joint Venture not to), during the Interim Period:

(a)         change or amend the articles of organization, bylaws or other organizational documents of the Company, its Subsidiaries, Merger Sub or Pubco other than in accordance with this Agreement;

(b)         (i) make, declare or pay any dividend or distribution (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity interest, except (A) dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary, (B) dividends and distributions required under joint venture agreements with third-parties not affiliated with the Company Members and (C) any distributions required to be made by the Company pursuant to Section 6.8 of the Company Operating Agreement as in effect as of the Original Effective Date, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional units of its equity capital or securities convertible into or exchangeable for units of its equity capital, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or

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promise to grant the foregoing or other commitment for the issuance of units of its equity capital, or split, combine or reclassify any units of its equity capital, except for (A) any Company Financing Units issuable pursuant to any subscription agreement with the Company entered into after the Original Effective Date; provided, however, that (x) the terms, including purchase price, of any subscription agreement for Company Financing Units entered into pursuant to this clause (A) shall be substantially the same as the Company Financing Agreement, (y) prior to the issuance of such Company Financing Units pursuant to this clause (A), the subscriber shall be required to sign a support agreement substantially in the form of the Support Agreement, and (z) the Company shall not issue any Company Financing Units if such issuance would be reasonably likely to prevent or delay the consummation of the Transactions, or (B) any transactions solely among the Company and its wholly owned Subsidiaries or among the wholly owned Subsidiaries of the Company, or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any units of its equity capital or other equity interests, except for any transactions solely among the Company and its wholly owned Subsidiaries or among the wholly owned Subsidiaries of the Company;

(c)         enter into, or amend or modify any material term of (in a manner adverse to the Company or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms or termination for cause), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.14(a) (or any Contract, that if existing on the Original Effective Date, would have been required to be listed on Schedule 4.14(a)) or any Real Estate Lease Document (subject to subclause (o) below), other than amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

(d)         sell, assign, lease, license, sublicense, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens), abandon, cancel, terminate, waive let lapse, transfer, convey or dispose of any assets, properties or business of the Company and its Subsidiaries (including any Owned Intellectual Property) that are material to the Company and its Subsidiaries, taken as a whole, except for (i) transactions solely among the Company and its wholly owned Subsidiaries or among the wholly owned Subsidiaries of the Company, (ii) dispositions of obsolete or worthless assets, (iii) in the ordinary course of business and (iv) sales, abandonment, lapses of assets or items or materials in an amount not in excess of $2,000,000 in the aggregate;

(e)         except in the ordinary course of business consistent with past practice, or as otherwise required pursuant to Company Benefit Plans in effect on the Original Effective Date or applicable Law, (i) grant any severance, retention, change-of-control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee in the ordinary course of business, (ii) terminate, adopt, enter into or amend any material Company Benefit Plan, or (iii) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider with aggregate annual compensation exceeding $250,000;

(f)          grant any equity or equity-type award to any employee or other service provider;

(g)         enter into, amend, extend or terminate any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(h)         implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any material obligations or liabilities on the part of the Company under the federal Worker Adjustment and Retraining Notification Act or any similar state or local “mass layoff” or “plant closing” Law;

(i)          terminate (other than for cause) any employee with base annual compensation in excess of $250,000 or hire any employee with base annual compensation in excess of $250,000 other than to fill an open position as of the Original Effective Date

(j)          (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, other than such acquisitions and purchases that would not require financial statements to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act; or (ii) adopt, recommend, propose or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, amalgamation, restructuring, recapitalization or other reorganization involving the Company or its Subsidiaries (other than the Transactions);

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(k)         make any capital expenditures (or binding commitment to make any capital expenditures) that in the aggregate exceed $2,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the Original Effective Date, made available to SPAC prior to the Original Effective Date or any capital expenditure that is required in the Company’s good faith determination in response to any emergency situations;

(l)          make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, other than a wholly-owned Subsidiary of the Company, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person other than a wholly-owned Subsidiary of the Company, except travel or similar advances to employees, directors or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business and extended payment terms for customers in the ordinary course of business;

(m)        revoke or change any material Tax election, make any material Tax election other than in the ordinary course of business consistent with past practice, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes, or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes;

(n)         take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments;

(o)         (i) acquire any fee interest in real property for an amount above $2,000,000 or (ii) lease any real property except for leases where the Company or its Subsidiaries are required to make aggregate payments not to exceed $300,000 annually;

(p)         enter into, renew or amend in any material respect any Company Affiliate Agreement (other than entering into an agreement permitted by Section 6.01(b)(iii)(A));

(q)         voluntarily waive, release, assign, pay, discharge, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action, whether or not commenced prior to the Original Effective Date) or compromise or settle any liability (absolute, accrued, asserted or unasserted, contingent or otherwise), other than where such waiver, release, assignment, payment, discharge, compromise, settlement or satisfaction solely involves monetary damages or payment amount not to exceed $1,000,000 in the aggregate;

(r)          incur, create, assume, refinance or guarantee (whether directly, contingently or otherwise) any Indebtedness of borrowed money in excess of $2,000,000 in the aggregate, other than (i) solely between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, (ii) in connection with borrowings, extensions of credit and other financial accommodations under the Company’s and Subsidiaries’ existing credit facilities, notes and other existing Indebtedness to the extent in existence as of the Original Effective Date and, in any event, in an aggregate amount of no more than $2,000,000, or (iii) Financial Derivative/Hedging Arrangements entered into in the ordinary course of business consistent with past practice; provided, that any action permitted under this Section 6.01(r) shall be deemed not to violate Section 6.01(c);

(s)          enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the Original Effective Date;

(t)          make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(u)         voluntarily fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to the Company or any of its Subsidiaries, any material insurance policy maintained with respect to the Company and its Subsidiaries and their assets and properties;

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(v)         fail to maintain policies and procedures in any material respect to promote compliance with, and as may be required by, any applicable Anti-Corruption Law, Anti-Money Laundering Law, or Sanctions;

(w)        waive the benefits of, agree to modify in any material manner, terminate or release any Person from any confidentiality agreement to which the Company or its Subsidiaries is a party or of which the Company or its Subsidiaries is a beneficiary, in each case, other than (i) with customers and other counterparties in the ordinary course of business consistent with past practice or (ii) such waivers, modifications, or releases that would not be material to the Company and its Subsidiaries, taken as a whole;

(x)         enter into any financing, investment, acquisition, purchase, merger, sale or any other similar transaction that would prohibit, materially restrict or materially inhibit the Company’s ability to consummate the Transactions; and

(y)         enter into any agreement or undertaking or otherwise agree or commit to do any action prohibited under this Section 6.01.

Notwithstanding anything to the contrary contained herein, (A) any action reasonably taken, or reasonably omitted to be taken, by the Company or any of its Subsidiaries pursuant to any Law, directive, pronouncement or guideline issued by any Governmental Authority or industry group providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, any pandemic, epidemic or disease outbreak shall in no event be deemed to constitute a breach of this Section 6.01 and (B) any action reasonably taken, or reasonably omitted to be taken, by the Company or any of its Subsidiaries to protect the business of the Company or any of its Subsidiaries that is responsive to any pandemic, epidemic or disease outbreak, including any interruptions in supply chain or services in connection therewith, shall in no event be deemed to constitute a breach of this Section 6.01.

Section 6.02        Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, and so long as reasonably feasible or permissible under applicable Law, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request; provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Acquisition Merger Effective Time.

Section 6.03        HSR Act and Antitrust Approvals.

(a)         Unless otherwise agreed by the parties, in connection with the Transactions, the Company shall comply promptly but in no event later than ten (10) Business Days after the Original Effective Date or such other date mutually agreed by the parties with the notification and reporting requirements of the HSR Act. The Company shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to SPAC as promptly as reasonably practicable all information required for any application or other filing required to be made by SPAC pursuant to any Antitrust Law.

(b)         The Company shall request early termination of any waiting period under the HSR Act (to the extent available) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in

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any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c)         Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company or any of its Subsidiaries or Affiliates to, and the Company and its Subsidiaries and Affiliates shall not, without the prior written consent of SPAC, agree or otherwise be required to, take any action with respect to the Company or any of its Subsidiaries or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or any of its Subsidiaries or Affiliates, or any interest therein.

(d)         The Company shall promptly notify SPAC of any substantive communication with any Governmental Authority or third party with respect to the Transactions, and furnish to SPAC upon request copies of any notices or written communications received by the Company or any of its Affiliates with respect to the Transactions, and the Company shall permit counsel to SPAC an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company or its Affiliates to any Governmental Authority concerning the Transactions; provided that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the Transactions without the written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed). The Company agrees to provide, to the extent practicable and permitted by the applicable Governmental Authority, SPAC and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person, by telephone or by electronic means, between the Company or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of the Company, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided that the Company may, as it deems advisable and necessary, designate any materials provided to SPAC under this Section 6.03 as “outside counsel only.”

(e)         SPAC and the Company shall each pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.

Section 6.04        No SPAC Common Stock Transactions. From and after the Original Effective Date until the Acquisition Merger Effective Time, except as otherwise contemplated by this Agreement (including Section 8.09(b)), none of the Company or any of its Subsidiaries shall engage in any transactions involving the securities of SPAC.

Section 6.05        No Claim Against the Trust Account. The Company acknowledges that SPAC is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read SPAC’s final prospectus, dated March 15, 2021, and other SPAC SEC Reports, the SPAC Organizational Documents, and the Trust Agreement and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that SPAC’s sole assets currently consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the Transactions or, in the event of termination of this Agreement, another Business Combination, are or is not consummated within the requisite period set forth in the SPAC Organizational Documents or such later date as approved by the stockholders of SPAC to complete a Business Combination, SPAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and SPAC to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any Willful Breach of this Agreement. This Section 6.05 shall survive the termination of this Agreement for any reason.

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Section 6.06        Proxy Solicitation; Other Actions.

(a)         The Company agrees to use reasonable best efforts to provide Pubco and SPAC, as soon as reasonably practicable after the Original Effective Date (or after the end of each interim period in the case of the Unaudited Interim Financial Statements) (i) audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity, of the Company and its Subsidiaries as of and for each of the years ended December 31, 2021 and December 31, 2022, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the standards of the PCAOB and containing an unqualified report of the Company’s auditors (the “PCAOB Audited Financial Statements”), and (ii) unaudited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows and statements of stockholders equity, of the Company and its Subsidiaries as of and for each interim period required to be presented in the Registration Statement, in each case, prepared in accordance with GAAP and Regulation S-X and reviewed in accordance with SAS 100 review procedures (the “Unaudited Interim Financial Statements”). The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, SPAC and its counsel in connection with (A) the drafting of the Registration Statement and (B) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company and Pubco shall reasonably cooperate with SPAC in connection with preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4; provided that the Company shall pay all expenses in connection with the preparation of PCAOB Audited Financial Statements and Unaudited Interim Financial Statements.

(b)         From and after the date on which the Registration Statement becomes effective under the Securities Act, the Company will give SPAC prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Pubco, SPAC and the Company shall reasonably cooperate to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Pubco or SPAC pursuant to this Section 6.06 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

(c)         Prior to the Closing, the Company shall cause the agreements listed on Schedule 6.06(c) to be assigned from Katmandu to the Company or a wholly-owned Subsidiary of the Company.

Section 6.07        Non-Solicitation by Company; Company Acquisition Proposals. During the Interim Period, the Company shall not, shall cause its Subsidiaries not to (or, in the case of Joint Ventures, shall use its reasonable best efforts to cause its Joint Ventures not to), and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries to (or, in the case of Joint Ventures, shall use its reasonable best efforts to cause its Joint Ventures to), and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the

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parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal and shall terminate any such Person’s and such Person’s Representative’s access to any electronic data room. The Company shall promptly (and in any event within one (1) Business Day) notify, in writing, SPAC of the receipt of any inquiry, proposal, offer or request for information received after the Original Effective Date that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). The Company shall promptly (and in any event within one (1) Business Day) keep SPAC reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by the Company, its Subsidiaries or their respective Representatives). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.07 by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives acting on the Company’s or one of its Subsidiaries’ behalf, shall be deemed to be a breach of this Section 6.07 by the Company.

Section 6.08        Conversion to Delaware LLC. At least one (1) Business Day prior to the Closing Date, the Company shall convert from a Florida limited liability company to a Delaware limited liability company (the “Redomestication”). The Company shall provide SPAC reasonable time to review all documents necessary to effectuate the Redomestication, and all such documents used in the Redomestication shall be in a form reasonably acceptable to SPAC.

Section 6.09        Compliance Policies. As soon as reasonably practicable after the Original Effective Date, the Company shall use reasonable best efforts to implement and maintain reasonable policies, procedures, and controls to ensure compliance with applicable Privacy Laws, Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions, which shall include, but not be limited to, sanctions screening and accounting and procurement controls to ensure accurate books and records, in each case to the extent not already implemented or maintained.

Article VII

COVENANTS OF SPAC

Section 7.01        HSR Act and Antitrust Approvals.

(a)         Unless otherwise agreed by the parties, in connection with the Transactions, SPAC shall comply promptly but in no event later than ten (10) Business Days after the Original Effective Date or such other date mutually agreed by the parties with the notification and reporting requirements of the HSR Act. SPAC shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Company as promptly as reasonably practicable all information required for any application or other filing required to be made by the Company pursuant to any Antitrust Law.

(b)         SPAC shall request early termination of any waiting period under the HSR Act (to the extent available) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c)         SPAC shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect SPAC’s or the Company’s freedom of action with respect to, or its ability to retain, any business,

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products, rights, services, licenses, assets or properties of SPAC or the Company and its Subsidiaries; provided, further, that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate SPAC or any other Person to take any actions with respect to SPAC’s Affiliates, Sponsor, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, SPAC’s Affiliates, Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of SPAC’s Affiliates, Sponsor or of any such investment fund or investment vehicle.

(d)         SPAC shall promptly notify the Company of any substantive communication with, and furnish to the Company upon request copies of any notices or written communications received by, SPAC and any Governmental Authority with respect to the Transactions, and SPAC shall permit counsel to the Company an opportunity to review in advance, and SPAC shall consider in good faith the views of such counsel in connection with, any proposed written communications by SPAC to any Governmental Authority concerning the Transactions; provided that SPAC shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the Transactions without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). SPAC agrees to provide, to the extent practicable and permitted by the applicable Governmental Authority, the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person, by telephone or by electronic means, between SPAC or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of SPAC, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided that SPAC may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as “outside counsel only.”

(e)         SPAC and the Company shall each pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.

(f)          SPAC shall not acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 7.01(f) shall not apply to or be binding upon SPAC’s Affiliates, Sponsor, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, SPAC’s Affiliates, Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of SPAC’s Affiliates, Sponsor or of any such investment fund or investment vehicle.

Section 7.02        Conduct of SPAC During the Interim Period.

(a)         During the Interim Period, except as set forth on SPAC Schedule 7.02, as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), SPAC shall not and each shall not permit any of its Subsidiaries to:

(i)          change, modify or amend the Trust Agreement, the SPAC Organizational Documents or the organizational documents of Merger Sub;

(ii)         create or form any Subsidiary;

(iii)        (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding shares or other equity interests; (B) split, combine, reclassify or otherwise change any of its shares or other equity

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interests; or (C) other than the redemption of any shares of SPAC Common Stock required by the Offer or Extension Proposal or as otherwise required by SPAC Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of, or other equity interests in, SPAC;

(iv)        (A) make, revoke or change any material Tax election, (B) adopt or change any material Tax accounting method, (C) file any amendment to a material Tax Return, (D) enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes, (E) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes, or (F) enter into any material Tax sharing or similar agreement (excluding any commercial agreements not primarily related to Taxes);

(v)         take any action, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments;

(vi)        other than as set forth on SPAC Schedule 7.02(a)(vi) or as permitted pursuant to clause (vii) or (viii), enter into, renew or amend in any material respect, any SPAC Affiliate Agreement (or any Contract, that if existing on the Original Effective Date, would have constituted a SPAC Affiliate Agreement);

(vii)       enter into any arrangement to provide compensation or management or consultancy fees to any officer or director of SPAC, provided that SPAC shall be permitted to enter into arrangements with a substitute director of SPAC following the departure of an incumbent director of SPAC to the extent required to comply with the rules of the Approved Exchange on which the shares of SPAC Class A Common Stock are listed for trading on substantially the same terms as arrangements with officers or directors of SPAC as of the Original Effective Date; provided, further, that the annual compensation provided to such substitute director shall not exceed $150,000;

(viii)      enter into, or amend or modify any material term of (in a manner adverse to SPAC or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on SPAC Schedule 5.17(a) (or any Contract, that if existing on the Original Effective Date, would have been required to be listed on SPAC Schedule 5.17(a)) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which SPAC or its Subsidiaries is a party or by which it is bound; provided SPAC shall be permitted to borrow up to $2,000,000 from Sponsor subsequent to the Original Effective Date in the form of working capital loans, with terms as described in the SPAC SEC Reports;

(ix)        waive, release, assign, pay, discharge, compromise or settle any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action, whether or not commenced prior to the Original Effective Date) or compromise or settle any liability (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of the amount set forth in SPAC Schedule 7.02(a)(vi);

(x)         incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any aggregate Indebtedness in excess of $500,000, other than in respect of and/or to fund fees and expenses incurred in connection with the Transactions or an Alternative Financing, provided SPAC shall be permitted to borrow up to $2,000,000 from Sponsor subsequent to the Original Effective Date in the form of working capital loans, with terms as described in the SPAC SEC Reports;

(xi)        (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares of, or other equity interests in, SPAC or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares or equity interests other than in connection with an Alternative Financing or (B) amend, modify or

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waive any of the terms or rights set forth in, any SPAC Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement or the Warrant Agreement Amendment;

(xii)       except as contemplated by this Agreement or the Transactions, adopt or amend any SPAC Benefit Plan, or enter into any employment contract or collective bargaining agreement;

(xiii)      except as contemplated by this Agreement, enter into, renew or amend, in any material respect, any transaction or Contract with Sponsor or any of its other Affiliates;

(xiv)      (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt, recommend, propose or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, amalgamation restructuring, recapitalization or other reorganization involving SPAC or its Subsidiaries (other than the Transactions);

(xv)       make any capital expenditures;

(xvi)      make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, except travel or similar advances to employees, directors or officers of SPAC in the ordinary course of business consistent with past practice;

(xvii)     enter into any new line of business outside of the business currently conducted by SPAC and its Subsidiaries as of the Original Effective Date;

(xviii)    revalue any of its assets in any manner or make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(xix)      voluntarily fail to maintain, cancel or materially change coverage, in a manner materially detrimental to SPAC, under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to SPAC and its Subsidiaries and their assets and properties; or

(xx)       enter into any agreement or undertaking or otherwise agree or commit to do any action prohibited under this Section 7.02.

(b)         During the Interim Period, SPAC shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the SPAC Organizational Documents, the Trust Agreement and all other agreements or Contracts to which SPAC or its Subsidiaries may be a party.

(c)         Notwithstanding anything to the contrary contained herein, any action taken, or omitted to be taken, by SPAC or any of its Subsidiaries pursuant to any Law, directive, pronouncement or guideline issued by any Governmental Authority or industry group providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, any pandemic, epidemic or disease outbreak shall in no event be deemed to constitute a breach of this Section 7.02.

Section 7.03        Trust Account. Prior to or at Acquisition Merger Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), SPAC shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of SPAC Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding SPAC Expenses pursuant to Section 3.07; and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to SPAC. SPAC

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shall keep the Company reasonably informed of all updates, developments and results of the redemption of any shares of SPAC Common Stock received by SPAC in connection with the Offer and shall not change the deadline for such redemption without the Company’s prior written consent.

Section 7.04        Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC or its Subsidiaries by third parties that may be in SPAC’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which SPAC or any of its Subsidiaries is bound, SPAC shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, and so long as reasonably feasible or permissible under applicable Law, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of SPAC, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC that are in the possession of SPAC as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Acquisition Merger Effective Time.

Section 7.05        SPAC Exchange Listing. From the Original Effective Date through the SPAC Merger Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on, and for shares of SPAC Class A Common Stock to be listed on, an Approved Exchange.

Section 7.06        SPAC Public Filings. From the Original Effective Date through the SPAC Merger Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 7.07        Exclusivity. During the Interim Period, SPAC shall not, shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (a) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, any Business Combination, (b) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or would reasonably be expected to result in or lead to, any Business Combination, (c) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Business Combination, (d) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Business Combination or (e) resolve or agree to do any of the foregoing. SPAC also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with a Business Combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Business Combination. SPAC shall promptly (and in any event within one (1) Business Day) notify, in writing, the Company of the receipt of any inquiry, proposal, offer or request for information received after the Original Effective Date that constitutes, or could reasonably be expected to result in or lead to, any Business Combination (other than with the Company or any of its Subsidiaries), which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of proposal or indication of interest, written or oral, relating to any Business Combination (a “Business Combination Proposal”), and thereafter promptly (and in any event within one (1) Business Day) keep the Company reasonably informed of any material developments with respect to any such Business Combination Proposal; provided that SPAC’s notice obligations under this Section 7.07 shall not apply to Business Combination Proposals received by Sponsor, its Affiliates (other than SPAC and its Subsidiaries) or any of their respective Representatives or that do not disclose the identity of the proposed counterparty.

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Section 7.08        Warrant Agreement Amendment. SPAC agrees to use its best efforts to amend the Warrant Agreement, effective immediately prior to the SPAC Merger Effective Time, in substantially the form set forth on Exhibit L (the “Warrant Agreement Amendment”).

Article VIII

JOINT COVENANTS

Section 8.01        Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and SPAC with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, SPAC and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information), in cooperation and consultation with each other, as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties and Governmental Authorities that any of SPAC, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to Material Contracts with the Company or its Subsidiaries, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable, in each case, subject to applicable fiduciary duties. Notwithstanding the foregoing, in no event shall SPAC, Merger Sub, the Company or its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions. SPAC and the Company shall each pay 50% of all filing fees required by a Governmental Authority in connection with any approval required under clause (a) above.

Section 8.02        Preparation of Registration Statement; Special Meeting.

(a)         As promptly as practicable following the execution and delivery of this Agreement and the receipt by Pubco and SPAC of the PCAOB Audited Financial Statements for the years ended December 31, 2021 and, as required by the rules and regulations promulgated by the SEC, December 31, 2022 and the Unaudited Interim Financial Statements, Pubco and SPAC shall prepare, with the assistance of the Company, and cause to be filed with the SEC by Pubco a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Pubco Class A Common Stock and Pubco Preferred Stock to be issued under this Agreement, the Pubco Class A Common Stock issuable upon conversion of the Pubco Preferred Stock and the Pubco Warrants (and the Pubco Class A Common Stock issuable upon exercise thereof), which Registration Statement will also contain the Proxy Statement. Each of SPAC and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. Each of SPAC and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, SPAC will cause the Proxy Statement to be mailed to stockholders of SPAC. SPAC and the Company shall each pay 50% of all fees and expenses incurred in connection with the preparation and filing of the Registration Statement and the receipt of stock exchange approval in connection with the listing of Pubco Class A Common Stock and the Pubco Preferred Stock to be issued under this Agreement (including the Pubco Class A Common Stock issuable upon conversion of the Pubco Preferred Stock) and the Pubco Warrants (and the Pubco Class A Common Stock issuable upon exercise thereof), other than fees and expenses of advisors (which shall be borne by the party incurring such fees).

(b)         Each of SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If SPAC or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply

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with applicable Law, then (i) such party shall promptly inform the other parties and (ii) SPAC, on the one hand, and the Company, on the other hand, shall reasonably cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement. SPAC and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of SPAC Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SPAC Organizational Documents. Each of the Company and SPAC shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that SPAC receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c)         SPAC and Pubco agree to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Transactions, including the Business Combination (as defined in the SPAC Organizational Documents) and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) to the extent required by applicable Laws or the listing rules of the Approved Exchange on which the shares of SPAC Class A Common Stock are listed for trading, approval, on an advisory basis, of each material change to the Pubco Organizational Documents effected by the Pubco Delaware Charter and the Pubco Delaware Bylaws that is required to be separately approved (the “Pubco Organizational Documents Advisory Proposal”), (iii) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”) and (iv) approval of any other proposals reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the Transactions (the “Additional Proposal” and together with the Transaction Proposal, the Pubco Organizational Documents Advisory Proposal, and the Adjournment Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which SPAC shall propose to be voted on by the SPAC Stockholders at the Special Meeting.

(d)         SPAC shall establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the applicable Laws. SPAC shall use reasonable best efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) in any event within five (5) Business Days cause the Proxy Statement to be disseminated to SPAC Stockholders in compliance with applicable Law, (ii) solicit proxies from the holders of SPAC Common Stock to vote in accordance with the recommendation of the SPAC Board with respect to each of the Proposals and (iii) in any event within twenty (20) Business Days hold the Special Meeting. SPAC shall, through the SPAC Board, recommend to its stockholders that they approve the Proposals (the “SPAC Board Recommendation”) and shall include the SPAC Board Recommendation in the Proxy Statement. The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation (any of the foregoing actions, a “SPAC Board Change in Recommendation”), other than in the event that the SPAC Board determines in good faith, after consultation with its outside legal counsel, that an Intervening Event has occurred and that, as a result thereof, a failure to make a SPAC Board Change in Recommendation would reasonably be expected to be a breach by the SPAC Board of its fiduciary obligations to the SPAC Stockholders under applicable Law; provided that the SPAC Board will not be entitled to make, or agree or resolve to make, a SPAC Board Change in Recommendation unless (x) SPAC delivers to the Company a written notice (an “Intervening Event Notice”) advising the Company that the SPAC Board proposes to take such action and containing the material facts underlying the SPAC Board’s determination that an Intervening Event has occurred and that a failure to make a SPAC Board Change in Recommendation would reasonably be expected to constitute a breach by the SPAC Board of its fiduciary obligations under applicable Law (it being acknowledged that any Intervening Event Notice shall not itself constitute a breach of this Agreement), and (y) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which SPAC delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which SPAC delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional three (3) Business Day (instead of a five (5) Business Day) period from the date of such notice), the “Intervening Event Notice Period”), after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the Intervening Event Notice Period, offered to SPAC, the SPAC Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a SPAC Board Change in Recommendation

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would reasonably be expected to be a breach of its fiduciary duties under applicable Law; provided, further, that, if requested by the Company, during the Intervening Event Notice Period and prior to making a SPAC Board Change in Recommendation, SPAC will, and will cause its Representatives to, negotiate in good faith with the Company and its Representatives during the Intervening Event Notice Period to make such revisions or adjustments to the terms and conditions of this Agreement so as to obviate the need for a SPAC Board Change in Recommendation. SPAC may postpone, suspend or adjourn the Special Meeting on one or more occasions after the date for which the Special Meeting was originally scheduled upon the good faith determination by the SPAC Board that such postponement or adjournment, as the case may be, is necessary to (i) solicit additional proxies to obtain the SPAC Stockholder Approval, (ii) obtain a quorum if one is not present at any then scheduled Special Meeting, (iii) ensure that any supplement or amendment to the Proxy Statement that the SPAC Board has determined in good faith is required by applicable Law is provided to the SPAC Stockholders with adequate time for review prior to the Special Meeting, or (iv) with the Company’s prior written consent; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii) above, the Special Meeting shall be reconvened as promptly as practicable and in any event no later than five (5) Business Days after the date that such matters are resolved.

Section 8.03        Solicitation of Company Requisite Approval.

(a)         The Company shall, in a manner in compliance with applicable Law, solicit the Company Requisite Approval via written consent (the “Written Consent”) as soon as practicable after the Registration Statement becomes effective, and in any event within five (5) Business Days after the Registration Statement becomes effective.

(b)         The Company shall, through the Company Board, recommend to the Company Unitholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement, subject to the provisions of this Section 8.03. The Company Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (i) or (ii), a “Company Change in Recommendation”). The Company will provide SPAC with copies of all stockholder consents it receives within one (1) Business Day of receipt.

Section 8.04        Tax Matters.

(a)         Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne and paid fifty percent (50%) by SPAC and fifty percent (50%) by the Company. Unless otherwise required by applicable Law, SPAC shall prepare and file, or shall cause to be prepared and filed, all necessary Tax Returns and other documentation with respect to Transfer Taxes (after providing the other parties a reasonable opportunity to review and comment on such Tax Returns), and, if required by applicable Law, the other parties will join in the execution of any such Tax Returns or other documentation. The Company and SPAC agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

(b)         Intended Tax Treatments. Each of the parties hereto intend for the relevant portions of the Transactions to qualify for their respective Intended Tax Treatments. Pubco and SPAC hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) with respect to the SPAC Merger. None of the Company or its Affiliates, on the one hand, or SPAC or its Affiliates, on the other hand, shall take or cause to be taken, or fail to take or cause to be failed to be taken, any action, if such action or failure to act, as the case may be, would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments. Each party shall, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. Law) or a change in applicable Law, cause all applicable Tax Returns to be filed on a basis consistent with the Intended Tax Treatments. Each of the parties hereto agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the qualification of any relevant portion of the Transactions for its Intended Tax Treatment by any Governmental Authority. Notwithstanding anything to the contrary in this Agreement, in the event there is any Tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement, the parties hereto shall, and shall cause their controlled Affiliates, to reasonably cooperate in order to facilitate the issuance of any opinions relating to Tax matters that the SEC requires in connection with the Registration Statement, including providing to Gibson, Dunn & Crutcher LLP (or other legal counsel), to the extent reasonably requested by such

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counsel, a duly executed certificate dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion; provided, that nothing in this Agreement shall require counsel to the Company or its tax advisors (legal counsel or otherwise) to provide an opinion that the SPAC Merger qualifies for its Intended Tax Treatment.

(c)         Cooperating on Tax Matters. Pubco and the Company and its Subsidiaries shall (or, in the case of Joint Ventures, the Company shall use its reasonable best efforts to cause its Joint Ventures to) cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns. The Company and Pubco shall retain all books and records with respect to Tax matters pertinent to the Transactions relating to any taxable period beginning before the Acquisition Merger Closing Date until sixty (60) days after the expiration of the statute of limitations (and, to the extent notified by Pubco or the Company, any extensions thereof) of the respective taxable periods, and shall not dispose of such items until it offers the items to Pubco, and to abide by all record retention agreements entered into with any Governmental Authority.

Section 8.05        Confidentiality; Publicity.

(a)         SPAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Acquisition Merger Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b)         None of SPAC, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or SPAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to Securities Laws or the rules of any national securities exchange), in which case SPAC or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by SPAC or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make non-public announcements and may provide information regarding this Agreement and the Transactions to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto so long as such information is substantively consistent with public statements previously consented to by the other party in accordance with this Section 8.05(b); provided, further, that subject to Section 6.02 and this Section 8.05(b), the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent.

Section 8.06        Transaction Litigation. From and after the Original Effective Date until the earlier of the Acquisition Merger Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands, other stockholder Actions (including derivative claims) or Actions brought by any third-party relating to this Agreement, any related agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, any of SPAC or its Subsidiaries or any of their respective Representatives (in their capacity as a Representative of SPAC or any of its Subsidiaries), or, in the case of the Company, any of the Company or its Subsidiaries or any of their respective Representatives (in their capacity as a Representative of the Company or any of its Subsidiaries). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other; provided, however, that in no event shall (x) SPAC or any of its Subsidiaries or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), or (y) the Company or any of its Subsidiaries any or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed).

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Section 8.07        Indemnification and Insurance.

(a)         From and after the Acquisition Merger Effective Time, the Surviving Corporation and the Surviving Subsidiary Company shall indemnify and hold harmless each present and former director and officer of the Company, SPAC and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acquisition Merger Effective Time, whether asserted or claimed prior to, at or after the Acquisition Merger Effective Time, to the fullest extent that the Company or its Subsidiaries, on the one hand, or SPAC or its Subsidiaries, on the other hand, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the Original Effective Date to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Corporation shall, and shall cause the Surviving Subsidiary Company and its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Acquisition Merger Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exculpation (including provisions relating to expense advancement and reimbursement) of officers, directors and managers that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the Original Effective Date and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. The Surviving Corporation shall assume, and be liable for, and shall cause the Surviving Subsidiary Company and their respective Subsidiaries to honor, each of the covenants in this Section 8.07.

(b)         For a period of six years from the Acquisition Merger Effective Time, the Surviving Corporation shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance (“D&O Insurance”) covering those Persons who are currently covered by the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true and correct copies of which have been heretofore made available to SPAC or its agents or Representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Surviving Corporation or its Subsidiaries be required to pay an annual premium for such insurance in excess of the lower of (x) $2.25 million and (y) an annual premium amount for such insurance that is reasonably obtainable from a reputable insurance carrier; provided, however, that (i) the Company may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Acquisition Merger Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.07 shall be continued in respect of such claim until the final disposition thereof.

(c)         Prior to the Acquisition Merger Effective Time, SPAC shall purchase a prepaid “tail” policy (a “SPAC Tail Policy”) with respect to the D&O Insurance covering those persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies. If SPAC elects to purchase such SPAC Tail Policy prior to the Acquisition Merger Effective Time, the Surviving Corporation will maintain such SPAC Tail Policy in full force and effect for a period of no less than six years after the Acquisition Merger Effective Time and continue to honor SPAC’s obligations thereunder.

(d)         Notwithstanding anything contained in this Agreement to the contrary, this Section 8.07 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on SPAC and the Surviving Subsidiary Company and all successors and assigns of SPAC and the Surviving Subsidiary Company. In the event that SPAC, the Surviving Subsidiary Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, SPAC and the Surviving Subsidiary Company shall ensure that proper provision shall be made so that the successors and assigns of SPAC or the Surviving Subsidiary Company, as the case may be, shall succeed to the obligations set forth in this Section 8.07. The obligations of SPAC and the Surviving Subsidiary Company under this Section 8.07 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company and each of its Subsidiaries to whom this Section 8.07 applies without the consent of the affected Person.

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(e)         Prior to the Acquisition Merger Closing, Pubco, in consultation with and subject to the review and approval of SPAC (such approval not to be unreasonably withheld, conditioned or delayed), shall obtain directors’ and officers’ liability insurance that shall be effective as of the Acquisition Merger Closing and will cover those Persons who will be the directors and officers of the Surviving Corporation and its Subsidiaries (including the applicable current directors and officers of the Company and its Subsidiaries) at and after the Acquisition Merger Closing on terms not less favorable than the better of (a) the terms of the current directors’ and officers’ liability insurance in place for the Company’s and its Subsidiaries’ directors and officers and (b) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on an Approved Exchange which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Surviving Corporation and its Subsidiaries (including the Surviving Subsidiary Company and its Subsidiaries from and after the Acquisition Merger Effective Time).

Section 8.08        Stock Exchange Listing. Each of SPAC, the Company and Pubco shall use its reasonable best efforts to cause the Pubco Class A Common Stock and the Pubco Preferred Stock to be issued in connection with the Transactions, including the shares of Pubco Class A Common Stock to be issued under this Agreement as Per Unit Consideration or SPAC Merger Consideration, the Pubco Class A Common Stock issuable upon conversion of the Pubco Preferred Stock and the Pubco Warrants (and the Pubco Class A Common Stock issuable upon exercise thereof) to be approved for listing on an Approved Exchange selected by SPAC and reasonably acceptable to the Company (taking into account the listing requirements of the Approved Exchange), as promptly as practicable following the issuance thereof, subject to official notice of issuance, on or prior to the Closing Date.

Section 8.09        Financing.

(a)         The Company shall take, or cause to be taken, as promptly as practicable after the Original Effective Date, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the Company Financing Agreement), on or prior to the Acquisition Merger Closing Date, to consummate the transactions contemplated by the Company Financing Agreement on the terms and conditions described or contemplated therein, including using its reasonable efforts to enforce its rights under the Company Financing Agreement to cause Katmandu to pay the Private Placement Investment Amount in accordance with its terms; provided that the Company shall not be required to bring legal proceedings against Katmandu. Unless otherwise approved in writing by SPAC, the Company shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, the Company Financing Agreement.

(b)         SPAC may enter into one or more agreements with any investor (i) to effect Pre-Approved Financing Arrangements without any consent or approval required from the Company or (ii) pursuant to which SPAC may issue such other equity or non-equity securities as approved by the Company in writing in its sole discretion (such financing in clauses (i) and (ii), “Alternative Financing”). At the request of SPAC, the Company shall use its reasonable best efforts to assist SPAC in arranging any Alternative Financing.

Section 8.10        Section 16 Matters. Prior to the SPAC Merger Closing, the parties hereto and their respective boards of directors, or appropriate committees of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, as applicable, shall adopt resolutions consistent with the interpretive guidance of the SEC so that the acquisition of Pubco Common Stock pursuant to this Agreement and the other agreements contemplated hereby by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Pubco following the Acquisition Merger Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 8.11        Director and Officer Appointments. SPAC and Pubco shall take all such action within their power as may be necessary or appropriate such that immediately following the Acquisition Merger Effective Time:

(a)         The board of directors of the Surviving Corporation shall initially consist of seven (7) directors, as follows:

(i)          two (2) directors, each of whom shall be designated by SPAC pursuant to written notice to be delivered to the Company as soon as reasonably practicable following the Original Effective Date and who shall qualify as “independent directors” under the rules of the Approved Exchange on which shares of Pubco Common Stock will be listed, and each of whom shall be designated as a Class II Director; and

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(ii)         five (5) director nominees, each of whom shall be designated by the Company pursuant to written notice to be delivered to SPAC as soon as reasonably practicable following the Original Effective Date (it being understood that such designees shall be placed into classes in a manner that distributes all directors (including those designated by SPAC) as equally as possible among the three classes).

(b)         If any Person nominated pursuant to Section 8.11(a) is not duly elected at the Special Meeting, the parties shall take all necessary action to fill any such vacancy on board of directors of the Surviving Corporation with such Person or an alternative Person designated by the Company or SPAC pursuant to Section 8.11(a).

(c)         On the Acquisition Merger Closing Date, Pubco shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals who will be directors or officers of the Surviving Corporation following the Acquisition Merger Effective Time, which indemnification agreements shall continue to be effective following the Acquisition Merger Closing.

Section 8.12        Employee Matters.

(a)         Equity Plans. Prior to the Acquisition Merger Effective Time, Pubco shall approve and adopt an incentive award plan providing for awards in the form of stock options, restricted stock, restricted stock units, performance units, stock appreciation rights, and other equity-based awards (the “Pubco Equity Incentive Plan”) in a form to be mutually agreed upon by SPAC and the Company (each acting reasonably) consistent with this Section 8.12. Within two (2) Business Days following the expiration of the sixty (60) day period following the date Pubco has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Pubco shall use its reasonable best efforts to file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Pubco Common Stock issuable under the Pubco Equity Incentive Plan, and Pubco shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Pubco Equity Incentive Plan remain outstanding. The Pubco Equity Incentive Plan shall include an initial share reserve and annual evergreen increase in customary amounts to be mutually agreed upon by SPAC and the Company.

(b)         Employment Agreements. During the Interim Period, the Company shall use reasonable best efforts to enter into employment agreements (including invention assignment agreements and restrictive covenants) with such key employees of the Company as mutually determined by the Company and SPAC (provided, for the avoidance of doubt, that failure to enter into any such agreements shall not be a breach of this Agreement or result in the failure of any closing condition in Article IX), the effectiveness of which shall be conditioned on the Acquisition Merger Closing (collectively, the “Employment Agreements”). The Company shall consult with SPAC and consider in good faith the views of SPAC prior to entering into the Employment Agreements. For the avoidance of doubt, the Company shall obtain the approval of SPAC (not to be unreasonably conditioned, withheld or delayed) prior to entering into the Employment Agreements to the extent such approval is required pursuant to Section 6.01.

(c)         No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each party to this Agreement acknowledges and agrees that all provisions contained in this Section 8.12 are included for the sole benefit of Pubco and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of the Surviving Corporation, the Surviving Subsidiary Company or any of their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Acquisition Merger Closing or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 8.13        Escrow Agreement. The parties hereto shall mutually agree to, and the Company and SPAC shall enter into, an escrow agreement with an escrow agent to be mutually agreed between SPAC and the Company (the “Escrow Agent”) and the Earnout Participants (the “Escrow Agreement”) that governs (a) the escrow of the Earnout

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Shares and the Earnout Units until such Earnout Shares and Earnout Units vest in accordance with this Agreement and (b) the escrow of dividends in respect of such Earnout Shares and the potential forfeiture of such dividends should any such Earnout Shares fail to vest in accordance with this Agreement.

Section 8.14        Extension.

(a)         SPAC will use commercially reasonable efforts, in accordance with applicable Law, NYSE rules and the SPAC Organizational Documents, to (i) amend the SPAC Organizational Documents to extend the time period for SPAC to consummate its initial business combination from March 18, 2023 to October 18, 2023 (such proposal, the “Extension Proposal”) and (ii) prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of the SPAC Stockholders of the Extension Proposal. After the Extension Proxy Statement is cleared by the SEC, SPAC shall (A) cause the Extension Proxy Statement to be disseminated to the SPAC Stockholders in compliance with applicable Law, (B) duly establish a record date for, give notice of, and convene and hold a meeting of the SPAC Stockholders (the “Extension Meeting”) in accordance with the SPAC Organizational Documents for a date no later than two (2) Business Days prior to March 18, 2023 (or such later date as the Company and SPAC shall agree), (C) solicit proxies from the holders of SPAC Common Stock to vote in favor of the Extension Proposal, and (D) provide an opportunity to its stockholders to have their SPAC Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth the SPAC Organizational Documents, the Trust Agreement, and the Extension Proxy Statement in conjunction with, inter alia, obtaining the approval of the SPAC Stockholders of the Extension Proposal; provided that, notwithstanding anything to the contrary set forth in this Section 8.14(a) to the extent (1) the SPAC Stockholder Approval (other than any precatory approvals) is obtained at any time before the Extension Meeting is held and (2) the Acquisition Merger Closing has occurred prior to March 18, 2023, all obligations under this Section 8.14(a) shall terminate and be of no further force or effect.

(b)         On the Amendment Date, concurrently with the execution of this Agreement, SPAC and Katmandu entered into a promissory note in the form set forth on Exhibit M (the “Promissory Note”) pursuant to which Katmandu agreed to advance up to $2,250,000.00 to SPAC, with any advances under the Promissory Note to be used by SPAC to pay SPAC Extension Expenses in accordance with Schedule 1.01(f) (the amount actually advanced under the Promissory Note or any additional promissory note from the Company or Katmandu to pay SPAC Extension Expenses, regardless of whether the actual amount is higher or lower than $2,250,000.00, the “Funded Extension Amount”). Notwithstanding anything to the contrary contained herein, including Section 10.03, the Promissory Note shall survive any termination of this Agreement.

Article IX

CONDITIONS TO OBLIGATIONS

Section 9.01        Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions at or prior to the Closing, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)         Antitrust Law Approval. Any applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b)         No Prohibition. No Governmental Authority shall have been enacted, issued, promulgated, enforced or entered any Governmental Order which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting or enjoining consummation of the Transactions, including the Mergers.

(c)         Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

(d)         Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

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(e)         Net Tangible Assets. As of immediately prior to the SPAC Merger Effective Time, SPAC shall have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of not less than five million one dollars ($5,000,001) remaining upon the consummation of the SPAC Merger Closing.

(f)          SPAC Stockholder Approval. The SPAC Stockholder Approval, other than any precatory approvals, shall have been obtained.

(g)         Company Requisite Approval. The Company Requisite Approval shall have been obtained.

(h)         Listing. The Pubco Class A Common Stock (including the Pubco Class A Common Stock issuable upon conversion of the Pubco Preferred Stock) and Pubco Preferred Stock to be issued in connection with the transactions contemplated by this Agreement shall have been approved for listing on an Approved Exchange, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

Section 9.02        Additional Conditions to Obligations of SPAC. The obligations of SPAC to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing by SPAC:

(a)         Representations and Warranties.

(i)          Each of the representations and warranties of the Company, Pubco and Merger Sub contained in Section 4.06(a)-(e) (Capitalization), to the extent that such representations and warranties are not qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all but de minimis respects, and, to the extent that such representations and warranties are qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all respects, in each case as of the Original Effective Date and as of the Closing as if made anew at and as of such time (except, in each case, to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in such manner as of such earlier date).

(ii)         Each of the representations and warranties of the Company, Pubco and Merger Sub contained in Section 4.01(a) (Corporate Organization of the Company and Pubco) and Section 4.06(f)-(g) (Capitalization) in each case shall, to the extent that such representations and warranties are not qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all material respects, and, to the extent that such representations and warranties are qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all respects, in each case as of the Original Effective Date and as of the Closing as if made anew at and as of such time (except, in each case, to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in such manner as of such earlier date).

(iii)        Each of the representations and warranties of the Company, Pubco and Merger Sub contained in Section 4.03 (Due Authorization) and Section 4.17(b) (Brokers’ Fees) in each case shall, to the extent that such representations and warranties are not qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all material respects, and, to the extent that such representations and warranties are qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all respects, in each case as of the Amendment Date and as of the Closing as if made anew at and as of such time (except, in each case, to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in such manner as of such earlier date).

(iv)        The representations and warranties of the Company contained in Section 4.21(a) (Absence of Changes) shall be true and correct in all respects as of the Original Effective Date.

(v)         Each of the representations and warranties of the Company, Pubco and Merger Sub contained in this Agreement other than the representations and warranties of the Company, Pubco and Merger Sub described in Section 9.02(a)(i), Section 9.02(a)(ii), Section 9.02(a)(iii) and Section 9.02(a)(iv), shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation

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set forth therein but giving effect to the use of the defined terms “Material Contract”) as of the Original Effective Date and as of the Closing as if made anew at and as of such time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, such representations and warranties shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b)         Agreements and Covenants. The covenants of the Company, Pubco and Merger Sub to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)         Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(d) have been fulfilled.

(d)         Material Adverse Effect. Since the Original Effective Date, there shall have been no Material Adverse Effect.

(e)         Ancillary Agreements. The Company shall have delivered to SPAC executed counterparts of each Ancillary Agreement to which the Company, Pubco, Merger Sub or any Company Member is a party.

(f)          Good Standing Certificates. The Company shall have delivered to SPAC certificates of good standing for each of the Company, Merger Sub and Pubco that are dated no later than ten (10) days prior to the Closing.

Section 9.03        Additional Conditions to the Obligations of the Company, Pubco and Merger Sub. The obligations of the Company, Pubco and Merger Sub to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing by the Company:

(a)         Representations and Warranties.

(i)          Each of the representations and warranties of SPAC contained in the first sentence of Section 5.09(a) (Financial Ability; Trust Account) and Section 5.15(a) (Capitalization), to the extent that such representations and warranties are not qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all but de minimis respects, and, to the extent that such representations and warranties are qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all respects, in each case as of the Original Effective Date and as of the Closing as if made anew at and as of such time (except, in each case, to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in such manner as of such earlier date).

(ii)         Each of the representations and warranties of SPAC contained in Section 5.01 (Corporate Organization) and Section 5.15(b)-(c) (Capitalization) in each case shall, to the extent that such representations and warranties are not qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all material respects, and, to the extent that such representations and warranties are qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all respects, in each case as of the Original Effective Date and as of the Closing as if made anew at and as of such time (except, in each case, to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in such manner as of such earlier date).

(iii)        Each of the representations and warranties of SPAC contained in Section 5.02 (Due Authorization) and Section 5.11 (Brokers’ Fees) in each case shall, to the extent that such representations and warranties are not qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all material respects, and, to the extent that such representations and warranties are qualified by any “materiality,” “Material Adverse Effect” or similar qualifiers, be true and correct in all respects, in each case as of the Amendment Date and as

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of the Closing as if made anew at and as of such time (except, in each case, to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in such manner as of such earlier date).

(iv)        Each of the representations and warranties of SPAC contained in this Agreement (other than the representations and warranties of SPAC described in Section 9.03(a)(i), Section 9.03(a)(ii) or Section 9.03(a)(iii)), shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Original Effective Date and as of the Closing as if made anew at and as of such time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, such representations and warranties shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect on SPAC or its ability to consummate the Transactions.

(b)         Agreements and Covenants. The covenants of SPAC to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)         Officer’s Certificate. SPAC shall have delivered to the Company a certificate signed by an officer of SPAC, dated Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d)         Ancillary Agreements. SPAC shall have delivered to the Company executed counterparts of each Ancillary Agreement to which SPAC or Sponsor is a party.

Article X

TERMINATION/EFFECTIVENESS

Section 10.01      Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned only as follows:

(a)         by written consent of the Company and SPAC;

(b)         prior to the Closing, by written notice to the Company from SPAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, for a period of up to 30 days (or any shorter period of the time that remains between the date SPAC provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from SPAC of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; (ii) the Closing has not occurred on or before September 30, 2023, (the “Termination Date”); or (iii) the consummation of either Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if SPAC’s material breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further that the right to terminate this Agreement under Section 10.01(b)(iii) shall not be available if SPAC’s material breach of this Agreement has been the primary cause of, or primarily resulted in, such Governmental Order or other Law; provided, further, that the right to terminate this Agreement under Section 10.01(b)(i) or Section 10.01(b)(ii) shall not be available if SPAC is in breach of its obligations under this Agreement on such date such that the conditions set forth in Section 9.03(a) or Section 9.03(b) would not be satisfied as of the proposed termination date;

(c)         prior to the Closing, by written notice to SPAC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by SPAC, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by SPAC of notice from the Company of such breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the

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Terminating SPAC Breach is not cured within the SPAC Cure Period; (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of either Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company’s material breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further that the right to terminate this Agreement under Section 10.01(c)(iii) shall not be available if the Company’s material breach of this Agreement has been the primary cause of, or primarily resulted in, such Governmental Order or other Law; provided, further, that the right to terminate this Agreement under Section 10.01(c)(i) or Section 10.01(c)(ii) shall not be available if the Company is in breach of its obligations under this Agreement on such date such that the conditions set forth in Section 9.02(a) or Section 9.02(b) would not be satisfied as of the proposed termination date;

(d)         by written notice from either the Company or SPAC to the other if the SPAC Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment, postponement or recess of the meeting);

(e)         by written notice from the Company to SPAC prior to SPAC obtaining the SPAC Stockholder Approval if the SPAC Board shall have (i) failed to include the SPAC Board Recommendation in the Proxy Statement distributed to its stockholders or (ii) made a SPAC Board Change in Recommendation; provided that in the case of this clause (e), the Company exercises its termination right within ten (10) Business Days after such SPAC Board Change in Recommendation or failure to include the SPAC Board Recommendation in the Proxy Statement;

(f)          by written notice from SPAC to the Company prior to obtaining the Company Requisite Approval if the Company Board shall have failed to include the Company Board Recommendation in the Consent Solicitation Statement distributed to its stockholders;

(g)         by written notice from SPAC to the Company if Katmandu is in material default on its obligations under the Promissory Note;

(h)         by written notice from SPAC to the Company if the Company Requisite Approval has not been obtained within twenty-four (24) hours following the date that the Consent Solicitation Statement is disseminated by the Company to the Company Unitholders pursuant to Section 8.03(a);

(i)          prior to the Closing, by written notice from SPAC to the Company if (i) all the conditions set forth in Section 9.01 and Section 9.03 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the SPAC Merger Closing and/or the Acquisition Merger Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Company fails to consummate the Acquisition Merger on or prior to the day when the Acquisition Merger is required to occur pursuant to Section 2.02, (iii) SPAC shall have irrevocably confirmed in writing to the Company that it is ready, willing and able to consummate the Closing and (iv) the Company fails to effect the Closing within five (5) Business Days following delivery of such confirmation;

(j)          by written notice from either the Company or SPAC to the other if SPAC is not listed on an Approved Exchange or is not in compliance with the listing standards of the Approved Exchange on which SPAC is then listed, in each case, as a result of the redemption of shares of SPAC Common Stock in connection with the Extension Meeting (each, a “Listing Failure Condition”); provided that, for a period of up to 90 days after receipt by SPAC of notice from the Company or the applicable Approved Exchange of such Listing Failure Condition (the “Listing Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Listing Failure Condition is not cured within the Listing Cure Period; provided further that the right to terminate this Agreement under Section 10.01(j) shall not be available if the Company is in breach of its obligations under this Agreement on such date such that the conditions set forth in Section 9.02(a) or Section 9.02(b) would not be satisfied as of the proposed termination date;

(k)         [Reserved].

(l)          by written notice from either the Company or SPAC to the other if all conditions to Closing in Article IX have been satisfied (except for those that by their nature can only be satisfied at the Closing but are expected to be satisfied) except for the condition in Section 9.01(h).

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Section 10.02      Termination Fee.

(a)In the event this Agreement is terminated (i) by SPAC in accordance with Section 10.01(b), Section 10.01(f), Section 10.01(g), Section 10.01(h), Section 10.01(i), or Section 10.01(l), (ii) by the Company in accordance with Section 10.01(c)(ii) at a time when SPAC is entitled to terminate this Agreement pursuant to Section 10.01(b), Section 10.01(f), Section 10.01(g), Section 10.01(h), Section 10.01(i), or Section 10.01(l), (iii) by the Company in accordance with Section 10.01(l) or (iv) by the Company in accordance with Section 10.01(c)(iii) if the final, non-appealable Governmental Order or other Law is not generally applicable to all special purpose acquisition companies and not primarily caused by any action or inaction of SPAC, the Company shall pay or cause to be paid to SPAC (or its designees) a fee equal to the Termination Fee (x) within two (2) Business Days after the date of such termination if the Termination Fee is the Default Termination Fee or (y) within twelve (12) months after the date of such termination if the Termination Fee is the Reduced Termination Fee, in each case by wire transfer of same-day funds to one or more accounts designated by SPAC; provided that, (A) in no event shall the Termination Fee be payable if (I) Company terminates this Agreement pursuant to Section 10.01(c)(i) or Section 10.01(j), or (II) this Agreement is terminated at a time when the Company is entitled to terminate this Agreement pursuant to Section 10.01(c)(i) or Section 10.01(j), (B) in no event shall the Company be required to pay the Termination Fee more than once, and (C) in no event will SPAC be entitled to both (I) a remedy of specific performance that enforces the Closing and (II) the receipt of the Termination Fee.

(b)         The parties acknowledge that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement. In addition, if the Company fails to pay in a timely manner any amount due to SPAC pursuant to this Section 10.02, then (i) the Company shall reimburse SPAC for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts and (ii) the Company shall pay to SPAC interest on the amounts payable pursuant to this Section 10.02 from and including the date payment of such amounts was due to but excluding the date of actual payment at a rate equal to three percent (3%) plus the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

(c)         Notwithstanding anything to the contrary in this Agreement, in the event this Agreement is validly terminated in accordance with its terms and the Termination Fee is due and payable under the terms hereof then, the SPAC’s sole and exclusive remedy shall be to receive the applicable Termination Fee (and any interest and other amounts payable to SPAC pursuant to Section 10.02(b) or the Promissory Note (collectively, “Interests and Reimbursements”)) from the Company, and upon SPAC’s receipt of the Termination Fee (and any Interests and Reimbursements), none of SPAC or any SPAC Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement, any other agreement executed in connection herewith or the transactions contemplated hereby or thereby or any conduct relating hereto or thereto. Notwithstanding anything to the contrary herein, SPAC’s rights (i) to receive payment of the applicable Termination Fee and any Interests and Reimbursements shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of SPAC and any of its former, current, or future general or limited partners, direct or indirect stockholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partners, direct or indirect stockholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents of any of the foregoing (collectively, the “SPAC Related Parties”) against the Company, Pubco and Merger Sub, and any of their respective former, current, or future general or limited partners, direct or indirect stockholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partners, direct or indirect stockholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents of any of the foregoing (collectively, the “Company Related Parties”) for any loss, cost, damage or expense suffered with respect to this Agreement, the Ancillary Agreements, the transactions contemplated hereby and thereby or any conduct relating hereto or thereto (including any breach by the Company for Actual Fraud), the termination of this Agreement, the failure of the transactions contemplated by this Agreement to be consummated or any breach of this Agreement by the Company (whether willfully, intentionally, unintentionally or otherwise (including, for the avoidance of doubt, Actual Fraud)), and none of the Company Related Parties shall have any liability or obligation to SPAC, its Affiliates or the other SPAC Related Parties under any theory relating to or arising out of this Agreement, any Ancillary Agreements, any other agreement executed in connection herewith or the transactions contemplated hereby or thereby or any conduct relating hereto or thereto or any claims or actions under applicable Law arising out of any such breach, termination or failure. In no event will SPAC be entitled to payment of monetary damages (including in connection with a Willful Breach or Actual Fraud) other than the Termination Fee and any Interests and Reimbursements after the termination of this Agreement.

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Section 10.03      Effect of Termination. Subject to the right to receive the Termination Fee and any Interest and Reimbursements pursuant to Section 10.02 hereof and subject to the next sentence of this Section 10.03, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders whatsoever. The provisions of Section 4.31 (No Additional Representations and Warranties; No Outside Reliance), Section 5.21 (No Additional Representations and Warranties; No Outside Reliance), Section 6.05 (No Claim Against the Trust Account), Section 8.05(b) (Confidentiality; Publicity), Section 10.02 (Termination Fee), this Section 10.03 (Effect of Termination) and Article XI (Miscellaneous) (collectively, the “Surviving Provisions”), the Promissory Note and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XI

MISCELLANEOUS

Section 11.01      Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 11.02      Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed (without any “bounce back” or similar error message) addressed as follows:

(a)         If to SPAC, to:

FAST Acquisition Corp. II

109 Old Branchville Road

Ridgefield, CT 06877

Attn:      Doug Jacob

Garrett Schreiber

E-mail:  [***]

[***]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attention:  Stefan G. dePozsgay

Evan M. D’Amico

Andrew Fabens

Email:   [***]

[***]

[***]

(b)         If to the Company, Merger Sub or Pubco to:

Falcon’s Beyond

6996 Piazza Grande Avenue, Suite 301

Orlando, Florida 32835

Attn:      Scott Demerau

Cecil D. Magpuri

E-mail:  [***]

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with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attn:      Matthew Kautz

James Hu

E-mail:  [***]

[***]

or to such other address or addresses as the parties may from time to time designate in writing.

Section 11.03      Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04      Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, (i) the present and former officers and directors of the Company and SPAC (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.07 and (ii) Jefferies and Sponsor are intended third-party beneficiaries of, and may enforce, Section 3.01(c) and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14 (Non-Recourse) and Section 11.17 (Acknowledgements).

Section 11.05      Expenses. Except as otherwise provided herein (including Section 3.07 (Payment of Expenses), Section 6.03 (HSR Act and Antitrust Approvals), Section 7.01(e) (HSR Act and Antitrust Approvals), Section 8.01 (Support of Transaction), Section 8.02(a) (Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval), Section 8.04(a) (Tax Matters) or Section 8.14(b) (Extension)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

Section 11.06      Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.07      Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.08      Schedules, SPAC Schedules and Exhibits. Any disclosure made by a party in the Schedules or the SPAC Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules (in each case, of the Schedules or the SPAC Schedules, as applicable) to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule or SPAC Schedule, as applicable. Certain information set forth in the Schedules and SPAC Schedules is included solely for informational purposes.

Section 11.09      Entire Agreement. This Agreement, the Schedules, the SPAC Schedules, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

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Section 11.10      Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall, to the extent permitted by Law, not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

Section 11.11      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.12      Jurisdiction; Waiver of Trial by Jury. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby (whether in contract, tort or otherwise), shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.13      Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction. Notwithstanding anything to the contrary, SPAC shall not be entitled to any specific performance or any other equitable remedy against the Company, Pubco or Merger Sub to cause the Closing to occur pursuant to Section 2.02.

Section 11.14      Non-Recourse. This Agreement may only be enforced against, and any claim, obligation, liability or cause of action (whether in contract or in tort, in law or in equity, or granted by statute) based upon, in respect of, arising under, out or by reason of, be connected with, or related in any manner to this Agreement or the transactions contemplated hereby may only be brought against the entities that are expressly named as parties hereto in the preamble to this Agreement, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, Affiliate, affiliated (or commonly advised) fund, agent, lender, attorney, advisor or representative, or any of their respective assignees or successors, of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, general or limited partner, stockholder, controlling Person, direct

Annex A-79

or indirect equityholder, manager, Affiliate, affiliated (or commonly advised) fund, agent, attorney, lender, advisor or representative, or any of their respective assignees or successors, of any of the foregoing (collectively, the “Non-Recourse Parties”) shall have any liability (whether in contract, tort, law, equity, granted by statute or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC, Pubco or Merger Sub under this Agreement of or for any claim or cause of action based on, in respect of, arising under, out or by reason of, be connected with, or related in any manner to this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby. To the maximum extent permitted by applicable Law, each of the entities expressly named as parties hereto, on behalf of itself and its controlled Affiliates, hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Party. Notwithstanding anything to the contrary contained herein, nothing in this Section 11.14 shall limit any of the rights of the parties to the Ancillary Agreements to enforce, or to bring any claim or cause of action based upon, arising out of or related to, any Ancillary Agreement against Non-Recourse Party to the extent such Non-Recourse Party is a party to such Ancillary Agreement.

Section 11.15      Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof other than in the event of Actual Fraud), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (b) Section 4.31 and Section 5.21 and (c) this Article XI.

Section 11.16      Legal Representation.

(a)         SPAC, the Company, Pubco and Merger Sub on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Merger Closing between or among (i) Sponsor, the stockholders or holders of other equity interests of SPAC or Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than SPAC) (collectively, the “Fast Group”), on the one hand, and (ii) SPAC and/or any member of the Company Group (as defined below), on the other hand, any legal counsel, including Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), that represented SPAC or a member of the Fast Group prior to the Acquisition Merger Closing may represent any member of the Fast Group in such dispute even though the interests of such Persons may be directly adverse to SPAC, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for SPAC and/or a member of the Fast Group. Neither SPAC nor the Company shall seek to or have Gibson Dunn disqualified from any such representation with respect to this Agreement or the Transactions based upon the prior representation of the Fast Group by Gibson Dunn. The parties to this Agreement hereby waive any potential conflict of interest arising from such prior representation and each party shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that such party has consulted with counsel in connection therewith. SPAC and the Company, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Acquisition Merger Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among SPAC, Sponsor and/or any other member of the Fast Group, on the one hand, and Gibson Dunn, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Fast Group after the Acquisition Merger Closing, and shall not pass to or be claimed or controlled by SPAC.

(b)         SPAC, the Company, Pubco and Merger Sub, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Merger Closing between or among (i) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than SPAC) (collectively, the “Company Group”), on the one hand, and (ii) SPAC and/or any member of the Fast Group, on the other hand, any legal counsel, including White & Case LLP (“White & Case”) that represented the Company prior to the Acquisition Merger Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to SPAC, and even though such counsel may have represented

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SPAC and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for SPAC. Neither SPAC nor the Company shall seek to or have White & Case disqualified from any such representation with respect to this Agreement or the Transactions based upon the prior representation of the Company Group by White & Case. The parties to this Agreement hereby waive any potential conflict of interest arising from such prior representation and each party shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that such party has consulted with counsel in connection therewith. SPAC and the Company, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Acquisition Merger Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and White & Case, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Group after the Acquisition Merger Closing, and shall not pass to or be claimed or controlled by SPAC.

(c)         The covenants, consents and waivers contained in this Section 11.16 shall not be deemed exclusive of any other rights to which Gibson Dunn or White & Case are entitled whether pursuant to law, contract or otherwise.

(d)         This Section 11.16 is intended for the benefit of, and shall be enforceable by, the Fast Group and the Company Group. This Section 11.16 shall be irrevocable, and no term of this Section 11.16 may be amended, waived, or modified without the prior written consent of Gibson Dunn or White & Case, as applicable.

Section 11.17      Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company, Pubco and Merger Sub Representations constitute the sole and exclusive representations and warranties of the Company, Pubco and Merger Sub in connection with the transactions contemplated hereby; (iii) the SPAC Representations constitute the sole and exclusive representations and warranties of SPAC; (iv) except for the Company, Pubco and Merger Sub Representations by the Company, Pubco and Merger Sub, and the SPAC Representations by SPAC, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company, Pubco and Merger Sub Representations by the Company, Pubco and Merger Sub, the SPAC Representations by SPAC and the other representations expressly made by a Person in any Ancillary Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex A-81

IN WITNESS WHEREOF, SPAC, the Company, Pubco and Merger Sub have caused this Agreement to be executed and delivered as of the Amendment Date by their respective officers thereunto duly authorized.

FAST ACQUISITION CORP. II
By:	/s/ Garrett Schreiber
	Name:	Garrett Schreiber
	Title:	CFO

[Signature Page to Amended and Restated Agreement and Plan of Merger]

Annex A-82

IN WITNESS WHEREOF, SPAC, the Company, Pubco and Merger Sub have caused this Agreement to be executed and delivered as of the Amendment Date by their respective officers thereunto duly authorized.

FALCON’S BEYOND GLOBAL, LLC
By:	/s/ L. Scott Demerau
	Name:	L. Scott Demerau
	Title:	Executive Chairman

[Signature Page to Amended and Restated Agreement and Plan of Merger]

Annex A-83

IN WITNESS WHEREOF, SPAC, the Company, Pubco and Merger Sub have caused this Agreement to be executed and delivered as of the Amendment Date by their respective officers thereunto duly authorized.

FALCONS BEYOND GLOBAL, INC.
By:	/s/ L. Scott Demerau
	Name:	L. Scott Demerau
	Title:	Executive Chairman

[Signature Page to Amended and Restated Agreement and Plan of Merger]

Annex A-84

IN WITNESS WHEREOF, SPAC, the Company, Pubco and Merger Sub have caused this Agreement to be executed and delivered as of the Amendment Date by their respective officers thereunto duly authorized.

PALM MERGER SUB, LLC
By:	/s/ L. Scott Demerau
	Name:	L. Scott Demerau
	Title:	Executive Chairman

[Signature Page to Amended and Restated Agreement and Plan of Merger]

Annex A-85